

February 7, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re : Kawasaki Heavy Industries, Ltd.
Rule 12g3-2(b) Exemption Application
(the Commission file number : 82-4389)

Dear Sirs:

We enclose some documents which were published by Kawasaki Heavy Industries, Ltd., a corporation incorporated under the laws of Japan, to be filed with the Stock Exchanges or to be distributed to our shareholders, between October 1, 2005 and December 31, 2005, and which are required to be furnished to the Commission pursuant to Rule 12g3-2(b). Such documents are listed in Annex A hereto.

If you have any questions or requests, please do not hesitate to contact Mr. Yasushi Tokizane, Finance & Accounting Department, Kawasaki Heavy Industries, Ltd., 4-1, Hamamatsu-cho 2-chome, Minato-ku, Tokyo 105-6116, Japan, telephone +81-3-3435-2998, facsimile +81-3-5402-7391, e-mail address: tokizane_y@khi.co.jp

Very truly yours,

KAWASAKI HEAVY INDUSTRIES, LTD.

By ____________________

Name: Yasuhiro Kishi
Title : Manager,
Finance & Accounting Department

ANNEX A

LIST OF DOCUMENTS PUBLISHED BETWEEN Oct.1, 2005 AND Dec.31, 2005

A. ENGLISH LANGUAGE DOCUMENTS

1. Semiannual Report for the six months ended September 30, 2005.
   (Exhibit 1)

B. JAPANESE LANGUAGE DOCUMENTS

1. Brief Statements of interim Financial Results and Forecast dated October 28, 2005.
   (Press release)
   (Exhibit 2, Summary English translation attached)
2. Semiannual Securities Report dated November 28, 2005 which was filed with the Ministry of Finance.
   (Exhibit 3, Summary English translation attached)
3. Semiannual Business Report to the shareholders for six months ended September 30, 2005.
   (Exhibit 4, Summary English translation attached)

KAWASAKI HEAVY INDUSTRIES, LTD.

EXHIBIT 1

2005

Semiannual Report

For the six months ended September 30, 2005

Consolidated Financial Highlights

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
For the period:			
Net sales	**¥ 593,579**	¥ 537,715	**$ 5,243,168**
Operating income	**12,577**	6,945	**111,095**
Net income	**5,233**	3,365	**46,224**
Research and development expenses	**11,200**	5,300	**98,931**
Depreciation and amortization	**14,384**	15,130	**127,056**
Net cash provided by operating activities	**11,216**	19,816	**99,073**
Per share (in yen and U.S. dollars):			
Net income	**¥ 3.63**	¥ 2.30	**$ 0.03**
Cash dividends	**—**	—	**—**
At end of the period:			
Total assets	**¥1,193,901**	¥1,114,029	**$10,545,897**
Total shareholders' equity	**207,499**	194,127	**1,832,868**
Orders received and outstanding:			
Orders received during the period	**516,694**	503,090	**4,564,031**
Order backlog at end of the period	**1,191,717**	1,173,053	**10,526,605**
Number of employees	**29,024**	29,126	

Notes: 1. This semiannual report has been prepared in conformity with generally accepted accounting principles and practices in Japan.
2. All dollar figures herein refer to U.S. currency. Yen amounts have been translated, for convenience only, at ¥113.21 to $1.00, the approximate rate of exchange at September 30, 2005.



Net Sales (Billions of yen)
Apr. 2005—Mar. 2006
593.6
Apr. 2004—Mar. 2005
537.7
703.9
Apr. 2003—Mar. 2004
523.3
637.0
Apr. 2002—Mar. 2003
539.7
699.9
Apr. 2001—Mar. 2002
492.1
652.4
0
500
1,000
1,500
First half
Second half



Net Income (Loss) (Billions of yen)
Apr. 2005—Mar. 2006
5.2
Apr. 2004—Mar. 2005
3.4
Apr. 2003—Mar. 2004
(3.4)
9.7
Apr. 2002—Mar. 2003
(3.5)
16.5
Apr. 2001—Mar. 2002
(2.3)
8.6
–5
0
5
10
15
20
First half
Second half

Boosting Corporate Value and Establishing Trust in the Kawasaki Brand

Operating Income Rises Substantially

The Japanese economy continued to recover during the interim period under review, mainly supported by increases in private capital investment stemming from improved corporate earnings. However, the overall operating environment for Kawasaki Heavy Industries, Ltd. (KHI), was challenging as a result of cutbacks in government public works investment and higher raw material prices.

Amid this operating environment, the KHI Group continued aggressive marketing activities. As a consequence, total orders rose ¥13.6 billion, or 2.7%, from the interim period of the previous year, to ¥516.7 billion, due mainly to the receipt of major orders in the Rolling Stock, Construction Machinery & Crushing Plant segment.

Net sales for the interim period climbed 10.4%, or ¥55.9 billion year on year, to ¥593.6 billion, as revenues rose in all business segments, led especially by the Aerospace and Rolling Stock, Construction Machinery & Crushing Plant segments.

Profitability showed a marked improvement over a year earlier, with operating income increasing 81.1%, or ¥5.6 billion, to ¥12.6 billion, and net income increasing 55.5%, or ¥1.9 billion, to ¥5.2 billion. Developments boosting profits included a weakening in the value of the yen, advances in the Aerospace segment, improvement in the Gas Turbines & Machinery segment, a firm performance in the Consumer Products & Machinery segment, and other factors.

KHI's fundamental stance is to pay our shareholders stable cash dividends appropriate to our earnings performance. However, after giving due consideration to the importance of expanding retained earnings and the uncertainties in the operating environment for the full fiscal year ending March 31, 2006, we have decided to suspend the payment of cash dividends for the interim period under review.

Strategies Aimed at Creating New Value

The KHI Group defines its corporate mission as drawing fully on its broad base of advanced technologies to create new value by offering products that almost literally work modern-day wonders on land, at sea, and in the air while remaining true to its corporate philosophy of contributing to the development of societies around the world. Through these activities, we work to enhance customer satisfaction by offering our customers superior products and services that are differentiated by their technology and brand power. Our ultimate goal is to meet the expectations, first and foremost, of our shareholders as well as our customers, employees, and the communities we serve by implementing management policies that increase KHI's corporate value.

As we implement these core strategies under our Medium-Term Business Plan, we are changing our business structure to adapt to become aligned with the operating environment and create a stronger earnings base, with the objective of attaining sustainable growth. We are focusing our resources especially on the Aerospace and Consumer Products & Machinery segments, which we have positioned as our core businesses, as well as on our Rolling Stock business and Gas Turbines & Machinery segment, which we have positioned as "developing businesses." Our aim is to grow and develop these businesses to become mainstay earnings generators. In our Aerospace segment, we are proceeding with new projects to develop the P-X next maritime patrol aircraft and the C-X next transport aircraft for the Japan Defense Agency (JDA), and the Boeing 787 aircraft with The Boeing Company. Accordingly, we are devoting capital investment to these projects on a priority basis. In the Consumer Products & Machinery segment, we are working to enhance

the value of the Kawasaki brand and substantially improve the competitiveness of our products. In the Rolling Stock business, we are strengthening our operating systems, principally overseas, to respond to strong demand, especially in China and North America. In addition, in the Gas Turbines & Machinery segment we are expanding our industrial gas turbine business operations and making capital investments for the development and production of the Rolls Royce TRENT 1000 jet engine, which has been selected for the Boeing 787 aircraft.

On the other hand, in our Shipbuilding and Plant & Infrastructure Engineering segments, where operating conditions have become tough because of increased international competition and cutbacks in government public works investment in Japan, we are carrying out structural reforms and are working to improve their earnings performance. In these two segments, we have set up two fully owned subsidiaries—namely, Kawasaki Shipbuilding Corporation and Kawasaki Plant Systems, Ltd., which are working to create a stronger earnings base with greater independence and flexibility in management.

In the steel structures business within the Plant & Infrastructure Engineering segment, we have been adopting various restructuring measures, including consolidation of factories, but the market outlook for steel bridges, one of the main products in this business, has become uncertain as a consequence of our alleged violation of Japan's Antimonopoly Act in bidding for certain projects. Accordingly, while we intend to keep our advanced technology for steel bridges, we are moving forward with measures to restructure this business to enable it to continue without depending on sales of steel bridges.

For all our activities, we have set a management policy of "Quality Followed by Quantity." We are working to differentiate our products and services on the bases of technology and brand power and to reform our business model to expand the scope of our services to cover the full life cycle of our products.

Strengthening Compliance Systems

To promote compliance with all relevant laws and regulations, we have reviewed and upgraded our internal rules and regulations regarding corporate ethics and are implementing measures to improve the awareness of the importance of compliance among all personnel. The KHI Corporate Ethics Committee, which is chaired by the president of KHI and includes all representative directors as members, is responsible for formulating these various compliance measures and for giving guidance on and following up on their implementation. Beginning in October 2005, we formed committees within each of the operating units in the KHI Group to take the initiative in promoting the self-assessment and verification of compliance, and are taking steps to ensure a proper understanding of the importance of compliance among all management and staff.

Moreover, we have made a strong appeal to all employees to keep in mind at all times that "ethical behavior on the part of each and every employee is key to protecting and building the value of the Kawasaki brand" and are concentrating our efforts on making everyone aware of the importance of compliance in our activities.

We of the KHI Group are committed to carrying out structural reforms and increasing corporate value by creating a stronger, higher-margin earnings base. In addition, to all employees we are emphasizing the importance of thoroughgoing compliance for maintaining and increasing the trust that customers place in the Kawasaki brand. As we move forward with these initiatives, we request the even greater understanding and support of our shareholders.

December 2005



Tadaharu Ohashi
President

SHIPBUILDING

This segment secured orders amounting to ¥38.5 billion, 47.3%, or ¥34.6 billion, lower than in the same period of the previous year. In total, orders were obtained for three new vessels: two LNG carriers and one LPG carrier. This compared with six LNG carriers, VLCCs (very large crude carriers), and other vessels for the interim period of the previous year.

Sales rose 20.8%, or ¥9.3 billion, to ¥53.7 billion, due to increased sales of newbuildings. Operating income totaled ¥0.8 billion, 73.5%, or ¥2.1 billion, lower than a year earlier because of the effects of higher steel and other raw material prices as well as other factors.

ROLLING STOCK, CONSTRUCTION MACHINERY & CRUSHING PLANT

This segment succeeded in winning a large order for commuter train cars from North America. This resulted in an increase in orders of 109.5%, or ¥40.6 billion, to ¥77.7 billion.

Sales rose 24.8%, or ¥16.7 billion, to ¥84.3 billion, as deliveries for the Taiwan High Speed Rail Corporation rose to a peak and the segment's construction machinery sales held firm. Operating income, however, declined 29.1%, or ¥0.9 billion, to ¥2.3 billion, due mainly to an increase in development costs for a new type of rolling stock.

AEROSPACE

Orders received increased 44.2%, or ¥15.1 billion, to ¥49.4 billion, because of higher demand from the commercial aircraft sector, principally orders from Boeing for component parts for its 767 and 777 passenger aircraft.

Sales were up 24.3%, or ¥17.8 billion, to ¥91.3 billion, owing to increased sales for the development of the P-X next maritime patrol aircraft and C-X next transport aircraft for the JDA, an increase in sales of component parts for the Boeing 777 passenger aircraft, and other factors. Operating income jumped 423.9%, or ¥4.5 billion, to ¥5.6 billion, boosted by the combination of higher sales and favorable movements in foreign exchange rates.

GAS TURBINES & MACHINERY

Orders won climbed 14.9%, or ¥12.6 billion above the interim period of the previous fiscal year, to ¥97.2 billion, due to an increase in demand for component parts for jet engines for commercial aircraft, including the TRENT.

Sales edged up 1.4%, or ¥0.9 billion, to ¥69.1 billion. Operating income amounted to ¥1.3 billion, compared with an operating loss of ¥0.4 billion in the same period of the previous fiscal year. This improvement in profitability was due to a decline in initial costs incurred in connection with the introduction of a new gas turbine model.

PLANT & INFRASTRUCTURE ENGINEERING

This segment reported a decline of 54.2%, or ¥31.2 billion, to ¥26.3 billion, in orders because of a drop in large-scale orders in the environmental plant business and an adverse impact caused by the fact that public organizations in Japan excluded KHI from the bidding process for their steel bridge construction projects for a certain period as a consequence of the alleged violation of the Antimonopoly Act.

Sales rose 1.7%, or ¥1.1 billion, to ¥68.6 billion. This reflected the sale of a thermal electric power generation plant in the Philippines by the industrial plant business, municipal refuse incineration plants for local government entities by the environmental plant business, and other projects. The segment reported an operating loss of ¥5.7 billion, which was ¥1.5 billion lower than in the same period of the previous year, owing to a decline in the operating loss of the industrial plant business.

CONSUMER PRODUCTS & MACHINERY

Sales rose 6.3%, or ¥9.8 billion, to ¥166.3 billion, supported by higher sales in North America and robust revenues from industrial robots in Japan. Operating income climbed 7.1%, or ¥0.3 billion, to ¥5.1 billion.

OTHER

Sales amounted to ¥60.2 billion, approximately the same as for the interim period of the previous fiscal year. Operating income rose 17.4%, or ¥0.4 billion, to ¥3.0 billion, as sales of the hydraulic machinery to customers in China remained strong.

REVIEW BY GEOGRAPHIC SEGMENT

Sales in Japan for the interim period under review rose ¥43.8 billion, or 10.9% in comparison with the interim period of the previous year, to ¥445.1 billion, mainly because of an increase in sales of the parent company. Operating income leaped ¥7.0 billion, or 192.7%, to ¥10.7 billion.

In North America, sales jumped ¥16.2 billion, or 20.1%, to ¥97.2 billion, because of robust sales in the Consumer Products & Machinery segment and other factors. Operating income was ¥0.2 billion, compared with an operating loss of ¥1.1 billion during the interim period of the previous fiscal year.

Sales in Europe dropped ¥4.2 billion, or 10.2%, to ¥36.6 billion, owing to a decline in sales of the Consumer Products & Machinery segment. Operating income in Europe declined ¥0.2 billion, or 22.0%, to ¥0.7 billion.

In Asia, sales decreased ¥0.7 billion, or 5.7%, to ¥11.3 billion, while operating income fell ¥0.3 billion, or 28.2%, to ¥0.7 billion.

In other areas, sales rose ¥0.6 billion, or 24.9%, to ¥3.3 billion, and an operating loss amounting to ¥0.2 billion was reported, approximately the same as for the previous year.

FINANCIAL POSITION

Total assets at the end of the interim period amounted to ¥1,193.9 billion, approximately the same level as at the end of the previous fiscal year on March 31, 2005, and, as a consequence of the continued efficient management of assets, interest-bearing debt was down ¥14.0 billion, to ¥339.9 billion.

Among cash flows, net cash provided by operating activities during the interim period under review amounted to ¥11.2 billion, compared with ¥19.8 billion for the same period of the previous fiscal year. Net cash used for investing activities was ¥7.7 billion, compared with ¥11.3 billion in the same period of the previous fiscal year. Acquisitions of property, plant and equipment accounted for the largest portion of these cash outlays. As a result, free cash flow was ¥3.5 billion. Net cash used for financing activities during the interim period amounted to ¥15.5 billion, compared with ¥14.8 billion in the same period of the previous year, as the Company repaid a portion of its borrowings and redeemed outstanding bonds. As a consequence of these factors, cash and cash equivalents at the end of the interim period were ¥32.5 billion, ¥11.9 billion lower than at the end of the previous fiscal year.

Condensed Consolidated Balance Sheets

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
As of September 30 and March 31, 2005 and September 30, 2004

	Millions of yen			Thousands of U.S. dollars
	September 30, 2005 *(unaudited)*	*March 31, 2005*	*September 30, 2004* *(unaudited)*	**September 30, 2005** *(unaudited)*
Assets:				
Current assets:				
Cash on hand and in banks	**¥ 32,685**	¥ 44,629	¥ 36,520	**$ 288,711**
Receivables, less allowance	**375,420**	413,619	313,005	**3,316,138**
Inventories	**375,367**	332,333	358,127	**3,315,670**
Other current assets	**53,533**	46,424	47,824	**472,865**
Total current assets	**837,005**	837,005	755,476	**7,393,384**
Investments and long-term loans, less allowance	**84,250**	79,569	82,777	**744,192**
Net property, plant and equipment	**239,731**	243,166	246,763	**2,117,578**
Intangible and other assets	**32,915**	34,733	29,013	**290,743**
Total assets	**¥1,193,901**	¥1,194,473	¥1,114,029	**$10,545,897**
Liabilities and shareholders' equity:				
Current liabilities:				
Short-term borrowings and current portion of long-term debt	**¥ 145,614**	¥ 146,605	¥ 167,793	**$ 1,286,229**
Payables	**331,495**	348,389	269,656	**2,928,142**
Advances from customers	**132,533**	106,574	103,097	**1,170,683**
Other current liabilities	**91,006**	96,914	73,011	**803,869**
Total current liabilities	**700,648**	698,482	613,557	**6,188,923**
Long-term liabilities:				
Long-term debt, less current portion	**194,296**	207,279	224,095	**1,716,244**
Others	**86,601**	82,556	78,319	**764,959**
Total long-term liabilities	**280,897**	289,835	302,414	**2,481,203**
Minority interests	**4,857**	4,691	3,931	**42,903**
Shareholders' equity:				
Common stock	**81,427**	81,427	81,427	**719,256**
Capital surplus	**31,390**	31,390	31,389	**277,272**
Retained earnings	**90,135**	88,704	80,591	**796,175**
Net unrealized gains on securities	**19,155**	16,910	16,565	**169,199**
Foreign currency translation adjustments	**(14,467)**	(16,843)	(15,747)	**(127,789)**
Treasury stock	**(141)**	(123)	(98)	**(1,245)**
Total shareholders' equity	**207,499**	201,465	194,127	**1,832,868**
Total liabilities and shareholders' equity	**¥1,193,901**	¥1,194,473	¥1,114,029	**$10,545,897**

Condensed Consolidated Statements of Operations and Retained Earnings

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2005 and 2004 (unaudited)

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Net sales	**¥593,579**	¥537,715	**$5,243,168**
Cost of sales	**518,619**	467,661	**4,581,035**
Gross profit	**74,960**	70,054	**662,133**
Selling, general and administrative expenses	**62,383**	63,109	**551,038**
Operating income	**12,577**	6,945	**111,095**
Other income (expenses):			
Interest and dividend income	**2,014**	1,790	**17,790**
Equity in income of unconsolidated subsidiaries and affiliates	**(103)**	452	**(910)**
Interest expense	**(2,678)**	(3,138)	**(23,655)**
Other, net	**(3,617)**	894	**(31,950)**
Income before income taxes and minority interests	**8,193**	6,943	**72,370**
Income taxes	**(2,832)**	(3,391)	**(25,015)**
Minority interests in net income of consolidated subsidiaries	**(128)**	(187)	**(1,131)**
Net income	**¥ 5,233**	¥ 3,365	**$ 46,224**
Retained earnings:			
Balance at beginning of the period	**¥ 88,704**	¥ 80,469	**$ 783,535**
Net income for the period	**5,233**	3,365	**46,224**
Cash dividends	**(3,606)**	(2,885)	**(31,853)**
Bonuses to directors and statutory auditors	**(84)**	(39)	**(742)**
Reduction due to change of consolidation period of subsidiaries	**—**	(222)	**—**
Other	**(112)**	(97)	**(989)**
Balance at end of the period	**¥ 90,135**	¥ 80,591	**$ 796,175**

Condensed Consolidated Statements of Cash Flows

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2005 and 2004 (unaudited)

	Millions of yen		*Thousands of U.S. dollars*
	2005	*2004*	*2005*
Cash flows from operating activities:			
Income before income taxes and minority interests	**¥ 8,193**	¥ 6,943	**$ 72,370**
Adjustments to reconcile net income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	**14,384**	15,130	**127,056**
Decrease (increase) in assets	**(6,771)**	50,229	**(59,809)**
Increase (decrease) in liabilities	**2,150**	(38,645)	**18,991**
Other	**(6,740)**	(13,841)	**(59,535)**
Net cash provided by operating activities	**11,216**	19,816	**99,073**
Cash flows from investing activities:			
Acquisition of tangible and intangible assets	**(15,305)**	(14,437)	**(135,191)**
Acquisition of investments in securities	**(425)**	(1,006)	**(3,754)**
Other	**8,038**	4,133	**71,000**
Net cash used for investing activities	**(7,692)**	(11,310)	**(67,945)**
Cash flows from financing activities:			
Decrease in short-term borrowings	**(4,055)**	(18,503)	**(35,818)**
Proceeds from long-term debt	**15,503**	49,563	**136,940**
Repayment of long-term debt	**(23,189)**	(42,920)	**(204,832)**
Other	**(3,717)**	(2,958)	**(32,833)**
Net cash used for financing activities	**(15,458)**	(14,818)	**(136,543)**
Effect of exchange rate changes	**173**	105	**1,528**
Net decrease in cash and cash equivalents	**(11,761)**	(6,207)	**(103,887)**
Cash and cash equivalents at beginning of the period	**44,385**	42,375	**392,059**
Decrease in cash and cash equivalents by change of consolidation period of subsidiaries	**—**	(39)	**—**
Decrease in cash and cash equivalents arising from exclusion of consolidated subsidiaries	**(111)**	—	**(980)**
Cash and cash equivalents at end of the period	**¥32,513**	¥36,129	**$287,192**

Changes in Accounting Policies

Effective April 1, 2005, Kawasaki Heavy Industries, Ltd., and its consolidated subsidiaries adopted the new accounting standards for impairment of fixed assets ("Opinion on Establishment of Accounting Standards for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the guidance on accounting standards for impairment of fixed assets (the "Financial Accounting Standard Guidance No. 6" issued by the Accounting Standards Board of Japan on October 31, 2003).

As a result of adopting the accounting standards and the guidance, income before income taxes and minority interests decreased ¥3,008 million. Accumulated impairment losses are deducted from book values of related fixed assets.

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2005 and 2004 (unaudited)

(a) Information by industry segment

	Millions of yen				
	2005				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Shipbuilding	**¥ 53,736**	**¥ 589**	**¥ 54,325**	**¥ 53,561**	**¥ 764**
Rolling Stock, Construction Machinery & Crushing Plant	**84,331**	**465**	**84,796**	**82,529**	**2,267**
Aerospace	**91,293**	**951**	**92,244**	**86,643**	**5,601**
Gas Turbines & Machinery	**69,093**	**7,150**	**76,243**	**74,898**	**1,345**
Plant & Infrastructure Engineering	**68,609**	**6,121**	**74,730**	**80,395**	**(5,665)**
Consumer Products & Machinery	**166,339**	**2,295**	**168,634**	**163,490**	**5,144**
Other	**60,178**	**21,846**	**82,024**	**79,021**	**3,003**
Total	**593,579**	**39,417**	**632,996**	**620,537**	**12,459**
Eliminations	**—**	**(39,417)**	**(39,417)**	**(39,535)**	**118**
Consolidated total	**¥593,579**	**¥ —**	**¥593,579**	**¥581,002**	**¥12,577**

	Millions of yen				
	2004				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Shipbuilding	¥ 44,471	¥ 507	¥ 44,978	¥ 42,092	¥2,886
Rolling Stock, Construction Machinery & Crushing Plant	67,600	715	68,315	65,117	3,198
Aerospace	73,460	831	74,291	73,222	1,069
Gas Turbines & Machinery	68,170	8,803	76,973	77,345	(372)
Plant & Infrastructure Engineering	67,463	5,655	73,118	80,259	(7,141)
Consumer Products & Machinery	156,490	2,531	159,021	154,219	4,802
Other	60,061	19,730	79,791	77,232	2,559
Total	537,715	38,772	576,487	569,486	7,001
Eliminations	—	(38,772)	(38,772)	(38,716)	(56)
Consolidated total	¥537,715	¥ —	¥537,715	¥530,770	¥6,945

	Thousands of U.S. dollars				
	2005				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Shipbuilding	**$ 474,658**	**$ 5,203**	**$ 479,861**	**$ 473,112**	**$ 6,749**
Rolling Stock, Construction Machinery & Crushing Plant	**744,908**	**4,107**	**749,015**	**728,990**	**20,025**
Aerospace	**806,404**	**8,400**	**814,804**	**765,330**	**49,474**
Gas Turbines & Machinery	**610,308**	**63,157**	**673,465**	**661,585**	**11,880**
Plant & Infrastructure Engineering	**606,033**	**54,068**	**660,101**	**710,140**	**(50,039)**
Consumer Products & Machinery	**1,469,296**	**20,272**	**1,489,568**	**1,444,130**	**45,438**
Other	**531,561**	**192,969**	**724,530**	**698,004**	**26,526**
Total	**5,243,168**	**348,176**	**5,591,344**	**5,481,291**	**110,053**
Eliminations	**—**	**(348,176)**	**(348,176)**	**(349,218)**	**1,042**
Consolidated total	**$5,243,168**	**$ —**	**$5,243,168**	**$5,132,073**	**$111,095**

(b) Information by geographic area

	Millions of yen				
	2005				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	**¥445,137**	**¥ 99,957**	**¥545,094**	**¥534,427**	**¥10,667**
North America	**97,241**	**6,997**	**104,238**	**104,000**	**238**
Europe	**36,638**	**1,888**	**38,526**	**37,833**	**693**
Asia	**11,307**	**8,708**	**20,015**	**19,286**	**729**
Other areas	**3,256**	**54**	**3,310**	**3,479**	**(169)**
Total	**593,579**	**117,604**	**711,183**	**699,025**	**12,158**
Eliminations	**—**	**(117,604)**	**(117,604)**	**(118,023)**	**419**
Consolidated total	**¥593,579**	**¥ —**	**¥593,579**	**¥581,002**	**¥12,577**

	Millions of yen				
	2004				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	¥401,293	¥ 83,699	¥484,992	¥481,348	¥3,644
North America	81,000	7,556	88,556	89,620	(1,064)
Europe	40,822	2,032	42,854	41,965	889
Asia	11,993	7,729	19,722	18,707	1,015
Other areas	2,607	49	2,656	2,791	(135)
Total	537,715	101,065	638,780	634,431	4,349
Eliminations	—	(101,065)	(101,065)	(103,661)	2,596
Consolidated total	¥537,715	¥ —	¥537,715	¥530,770	¥6,945

	Thousands of U.S. dollars				
	2005				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	**$3,931,958**	**$ 882,934**	**$4,814,892**	**$4,720,670**	**$ 94,222**
North America	**858,944**	**61,805**	**920,749**	**918,647**	**2,102**
Europe	**323,629**	**16,677**	**340,306**	**334,184**	**6,122**
Asia	**99,876**	**76,919**	**176,795**	**170,356**	**6,439**
Other areas	**28,761**	**478**	**29,239**	**30,730**	**(1,491)**
Total	**5,243,168**	**1,038,813**	**6,281,981**	**6,174,587**	**107,394**
Eliminations	**—**	**(1,038,813)**	**(1,038,813)**	**(1,042,514)**	**3,701**
Consolidated total	**$5,243,168**	**$ —**	**$5,243,168**	**$5,132,073**	**$111,095**

(c) Overseas sales

	Millions of yen	%	Millions of yen	%	Thousands of U.S. dollars
	2005		2004		2005
	Overseas sales	% of net sales	Overseas sales	% of net sales	Overseas sales
North America	**¥125,730**	**21.2%**	¥ 99,135	18.4%	**$1,110,591**
Europe	**51,991**	**8.8**	51,794	9.6	**459,244**
Asia	**105,594**	**17.8**	69,083	12.8	**932,727**
Other areas	**46,077**	**7.7**	48,835	9.0	**407,004**
Total	**¥329,392**	**55.5%**	¥268,847	49.9%	**$2,909,566**

Net Sales, Orders and Order Backlog by Industry Segment

For the six months ended September 30, 2005 and 2004 (unaudited)

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Net sales:			
Shipbuilding	**¥ 53,736**	¥ 44,471	**$ 474,658**
Rolling Stock, Construction Machinery & Crushing Plant	**84,331**	67,600	**744,908**
Aerospace	**91,293**	73,460	**806,404**
Gas Turbines & Machinery	**69,093**	68,170	**610,308**
Plant & Infrastructure Engineering	**68,609**	67,463	**606,033**
Consumer Products & Machinery	**166,339**	156,490	**1,469,296**
Other	**60,178**	60,061	**531,561**
Total	**¥593,579**	¥537,715	**$5,243,168**
Orders received:			
Shipbuilding	**¥ 38,469**	¥ 73,031	**$ 339,802**
Rolling Stock, Construction Machinery & Crushing Plant	**77,678**	37,080	**686,141**
Aerospace	**49,371**	34,236	**436,101**
Gas Turbines & Machinery	**97,161**	84,548	**858,237**
Plant & Infrastructure Engineering	**26,285**	57,443	**232,179**
Consumer Products & Machinery	**166,339**	156,490	**1,469,296**
Other	**61,391**	60,262	**542,275**
Total	**¥516,694**	¥503,090	**$4,564,031**

	Millions of yen			Thousands of U.S. dollars
	As of September 30, 2005	As of March 31, 2005	As of September 30, 2004	**As of September 30, 2005**
Order backlog:				
Shipbuilding	**¥ 252,825**	¥ 263,707	¥ 226,441	**$ 2,233,239**
Rolling Stock, Construction Machinery & Crushing Plant	**297,326**	300,837	269,932	**2,626,323**
Aerospace	**247,671**	287,441	223,039	**2,187,713**
Gas Turbines & Machinery	**194,754**	163,440	160,254	**1,720,290**
Plant & Infrastructure Engineering	**169,345**	210,160	266,059	**1,495,848**
Consumer Products & Machinery	**—**	—	—	**—**
Other	**29,796**	28,824	27,358	**263,192**
Total	**¥1,191,717**	¥1,254,409	¥1,173,053	**$10,526,605**

Kawasaki

Kawasaki Corporate Data

(As of September 30, 2005)

Kawasaki Heavy Industries, Ltd.

Kobe Head Office:
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

Tokyo Head Office:
World Trade Center Bldg.,
4-1, Hamamatsu-cho 2-chome,
Minato-ku, Tokyo 105-6116, Japan

Founded: 1878

Incorporated: 1896

Paid-in Capital: ¥81,427,090,720

Number of Shares Issued: 1,443,394,172

Number of Shareholders: 117,981

Number of Employees: 29,024

Stock Exchange Listings:
Tokyo, Osaka, Nagoya

Newspapers in Which Public Notices Are Made:
Nihon Keizai Shimbun
Kobe Shimbun

Transfer Agent:
The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan

Handling Office:
The Chuo Mitsui Trust and Banking Company, Limited
Osaka Branch Office
2-21, Kitahama 2-chome,
Chuo-ku, Osaka 541-0041, Japan

Independent Auditors:
KPMG AZSA & Co.
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

ADR Facility:
KHI has a sponsored American Depository Receipt (ADR) facility. ADRs are traded on the over-the-counter market in the United States under CUSIP number 486 359 20 1 with each ADR representing four ordinary shares.

ADR Depository:
The Bank of New York
101 Barclay St., 22 West,
New York, NY 10286, U.S.A.
Phone: 1-212-815-8161
U.S. Toll-Free: 888-269-2377
(888-BNY-ADRS)
http://www.bankofny.com/adr

KHI Web Site at: http://www.khi.co.jp


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This report was printed on 100% recycled paper with a whiteness degree of 85% using the waterless printing process, which emits no harmful chemicals, and soy-based ink, which is made from plant material that emits only low levels of volatile organic chemicals.

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EXHIBIT 2

Kawasaki Report

川崎重工業株式会社　www.khi.co.jp　広報室（東京）Tel. (03) 3435-2130
（神戸）Tel. (078) 371-9531

NO. 2005052　　　　2005 年 10 月 28 日

平成１８年３月期　中間決算短信（連結）

川崎重工は、平成 18 年３月期中間決算（平成 17 年４月１日～平成 17 年９月 30 日）について、つぎのとおりお知らせいたします。

■平成 18 年３月期中間決算概要

連結決算

（単位　億円）

	当中間期（17 年９月期）	前中間期（16 年９月期）	増　減
受　注　高	5,166	5,030	136
売　上　高	5,935	5,377	558
営 業 利 益	125	69	56
経 常 利 益	118	70	48
税金等調整前中間純利益	81	69	12
中間純利益	52	33	18
１株当たり中間純利益	3.62 円	2.33 円	1.29 円
総　資　産	11,939	11,140	798
株 主 資 本	2,074	1,941	133
営業活動によるｷｬｯｼｭﾌﾛｰ	112	198	△85
投資活動によるｷｬｯｼｭﾌﾛｰ	△ 76	△ 113	36
フリーキャッシュフロー	35	85	△49
財務活動によるｷｬｯｼｭﾌﾛｰ	△ 154	△ 148	△6

単独決算

（単位　億円）

	当中間期（17 年９月期）	前中間期（16 年９月期）	増　減
受　注　高	3,113	2,950	162
売　上　高	3,614	3,578	36
営 業 利 益	64	△ 24	89
経 常 利 益	44	△ 24	69
税引前中間純利益	31	△ 24	55
中間純利益	26	△ 16	42
１株当たり中間純利益	1.86 円	△ 1.11 円	2.97 円
１株当たり中間配当金	0.0 円	0.0 円	0.0 円
総　資　産	8,730	8,333	397
株 主 資 本	1,736	1,627	108



平成 18年 3月期　中間決算短信(連結)

平成 17年 10月 28日

上場会社名	川崎重工業株式会社	上場取引所 東① 大① 名①
コード番号 7012	(URL http://www.khi.co.jp/)	
代表者	役職名 取締役社長 氏名 大橋 忠晴	本社所在都道府県 兵庫県
問合せ先責任者	役職名 財務経理部長 氏名 高尾 光俊	
問合せ先窓口	広報室 TEL (03) 3435 - 2130	

中間決算取締役会開催日　平成 17年 10月 28日
米国会計基準採用の有無　無

1．17年９月中間期の連結業績（平成17年４月１日 ～ 平成17年９月30日）

(1)連結経営成績　　（金額は百万円未満切り捨て）

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
17年９月中間期	593,578	10.3	12,577	81.0	11,898	68.8
16年９月中間期	537,715	2.7	6,945	329.8	7,045	−
17年３月期	1,241,591		24,744		21,044	

	中間(当期) 純利益		１株当たり中間(当期) 純利益	潜在株式調整後１株当たり中間(当期) 純利益
	百万円	%	円 銭	円 銭
17年９月中間期	5,232	55.5	3.62	3.04
16年９月中間期	3,364	−	2.33	2.09
17年３月期	11,478		7.92	6.81

(注)①持分法投資損益　17年９月中間期 △102 百万円　16年９月中間期 452 百万円　17年３月期 505 百万円
②期中平均株式数(連結)　17年９月中間期 1,442,317,613 株　16年９月中間期 1,442,523,118株
17年３月期　1,442,514,779 株
③会計処理の方法の変更　有　(詳細は19ページ)
④売上高、営業利益、経常利益、中間(当期) 純利益におけるパーセント表示は、対前年中間期増減率

(2)連結財政状態

	総資産	株主資本	株主資本比率	１株当たり株主資本
	百万円	百万円	%	円 銭
17年９月中間期	1,193,900	207,498	17.3	143.86
16年９月中間期	1,114,029	194,127	17.4	134.57
17年３月期	1,194,472	201,464	16.8	139.64

(注)期末発行済株式数(連結)　17年９月中間期 1,442,277,327 株　16年９月中間期 1,442,501,140 株
17年３月期　1,442,359,068 株

(3)連結キャッシュ･フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
17年９月中間期	11,216	△ 7,692	△ 15,457	32,512
16年９月中間期	19,815	△ 11,309	△ 14,818	36,128
17年３月期	71,422	△ 17,714	△ 51,839	44,385

(4)連結範囲及び持分法の適用に関する事項
連結子会社数 93 社　持分法適用非連結子会社数 0 社　持分法適用関連会社数 18 社

(5)連結範囲及び持分法の適用の異動状況
連結（新規） 0 社　（除外） 6 社　持分法（新規） 3 社　（除外） 1 社

2．18年３月期の連結業績予想（ 平成17年４月１日 ～ 平成18年３月31日 ）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
通期	1,300,000	22,000	14,000

（参考）１株当たり予想当期純利益（通期）　9 円 70 銭

※上記業績予想に関する事項は、補足資料10～11ページを御覧ください。

1. 企業集団の状況

当グループは、当社、子会社98社及び関連会社33社により構成されており、当社を中心として船舶事業、車両事業、航空宇宙事業、ガスタービン・機械事業、プラント・環境・鉄構事業、汎用機事業及びその他事業を営んでおります。なお、これらの７事業区分は事業の種類別セグメントの区分と同一であります。当グループの主な事業内容と当社及び主要関係会社の位置付けを概説すれば以下のとおりとなります。

［主な事業内容］

船舶事業

船舶等の製造・販売

車両事業

鉄道車両、土木建設機械、除雪機械、破砕機等の製造・販売

航空宇宙事業

航空機等の製造・販売

ガスタービン・機械事業

ジェットエンジン、汎用ガスタービン、原動機等の製造・販売

プラント・環境・鉄構事業

産業機械、ボイラ、環境装置、鋼構造物等の製造・販売

汎用機事業

二輪車、四輪バギー車（ＡＴＶ）、多用途四輪車、パーソナルウォータークラフト（「ジェットスキー」）、汎用ガソリンエンジン、産業用ロボット等の製造・販売

その他事業

油圧機器等の製造・販売、防災機器、医療機器等の製造・販売、商業、販売・受注の仲介・斡旋、福利施設の管理等

［当社及び主要関係会社の位置付け］

船舶事業

㈱川崎造船（連結子会社）で製造・販売を行っているほか、南通中遠川崎船舶工程有限公司（持分法適用関連会社）が独自に船舶の製造・販売を行っております。

車両事業

当社で製造・販売を行っているほか、海外向鉄道車両についてはKawasaki Rail Car, Inc.（連結子会社）が一部の製造・販売を、Kawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）が一部の製造を行っております。また、Kawasaki Construction Machinery Corp. of America（連結子会社）が土木建設機械等の製造の一部及び販売を、㈱カワサキマシンシステムズ（連結子会社）ほかが土木建設機械等の販売を行っております。

航空宇宙事業

当社で製造・販売を行っているほか、日本飛行機㈱（連結子会社）が独自に製造・販売ならびに製造の一部分担を行っております。

ガスタービン・機械事業

当社で製造・販売を行っているほか、川重冷熱工業㈱（連結子会社）がボイラ及び空調機器の製造・販売を独自に行い、㈱カワサキマシンシステムズ（連結子会社）が汎用ガスタービンの販売を行っております。

プラント・環境・鉄構事業

当社で製造・販売を行っているほか、カワサキプラントシステムズ㈱（連結子会社）がプラント製品の製造・販売を、川重工事㈱（連結子会社）が鋼構造物等の製造・販売を行っております。

汎用機事業

当社で製造・販売を行っているほか、製造については二輪車、四輪バギー車（ＡＴＶ）、パーソナルウォータークラフト、汎用ガソリンエンジン、産業用ロボット等の一部をKawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）ほかがそれぞれ製造しております。また、販売面においては、国内向二輪車ほかを㈱カワサキモータースジャパン（連結子会社）が、国内向産業用ロボットを㈱カワサキマシンシステムズ（連結子会社）が、海外向二輪車ほかをKawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.（いずれも連結子会社）ほかが、海外向産業用ロボットをKawasaki Robotics (U.S.A.) Inc.（連結子会社）ほかがそれぞれ販売しております。

その他事業

㈱カワサキプレシジョンマシナリ（連結子会社）が油圧機器の製造・販売を行っております。更に川重防災工業㈱（持分法適用関連会社）が防災機器、医療機器等の製造・販売を行っているほか、川重商事㈱（連結子会社）ほかが商業を、Kawasaki Heavy Industries (U.S.A.) Inc.、Kawasaki Heavy Industries (U.K.) Ltd.（いずれも連結子会社）ほかが海外における販売・受注の仲介・斡旋等の業務を行っております。また、上記のほか㈱カワサキライフコーポレーション（連結子会社）ほかが商業及び福利施設管理等の諸事業を営んでおります。

以上で述べた事項を事業系統図によって示すと、次頁のとおりであります。

事業系統図

	製造・販売	製造	販売	付帯関連事業
船舶	川崎重工業株式会社	㈱川崎造船	㈱川崎造船	川重神戸サポート㈱
		南通中遠川崎船舶工程有限公司	南通中遠川崎船舶工程有限公司	
車両		Kawasaki Rail Car, Inc.	Kawasaki Rail Car, Inc.	川重車両コンポ㈱
		Kawasaki Construction Machinery Corp. of America	Kawasaki Construction Machinery Corp. of America	川重車両テクノ㈱
		Kawasaki Motors Manufacturing Corp., U.S.A.	㈱カワサキマシンシステムズ	
航空宇宙		日本飛行機㈱	日本飛行機㈱	㈱ケージーエム
				川重岐阜エンジニアリング㈱
ガスタービン・機械		川重冷熱工業㈱（注3）	川重冷熱工業㈱（注3）	
			㈱カワサキマシンシステムズ	
プラント・環境・鉄構		川重工事㈱	川重工事㈱	川崎エンジニアリング㈱
		カワサキプラントシステムズ㈱(注5)	カワサキプラントシステムズ㈱(注5)	大阪動力工業㈱
汎用機		Kawasaki Motors Manufacturing Corp., U.S.A.	㈱カワサキモータースジャパン	
			㈱カワサキマシンシステムズ	
			Kawasaki Motors Corp., U.S.A.	
			Kawasaki Motors Europe N.V.	
		Kawasaki Motors Enterprise (Thailand) Co., Ltd.	Kawasaki Motors Enterprise (Thailand) Co., Ltd.	
			Kawasaki Robotics (U.S.A) Inc.	
その他		㈱カワサキプレシジョンマシナリ	㈱カワサキプレシジョンマシナリ	
		Kawasaki Precision Machinery (U.K.) Limited	Kawasaki Precision Machinery (U.K.) Limited	
		川重防災工業㈱（注2）	川重防災工業㈱（注2）	
		(受注仲介) Kawasaki Heavy Industries (U.S.A.) Inc.	(商業) 川重商事㈱	(商業及びその他) ㈱カワサキライフコーポレーション
		(受注仲介) Kawasaki Heavy Industries (U.K.) Ltd.		

(注)1. 実線枠は連結子会社、点線枠は持分法適用関連会社であり、主要な会社のみ記載している。
2. 川重防災工業㈱は東証２部および大証２部に上場している。
3. 川重冷熱工業㈱はJASDAQに上場している。
4. 上記のほか、川崎設備工業㈱は名証２部に上場している。
5. 2005年４月、プラント部門を川重プラント㈱を承継会社として吸収分割し、カワサキプラントシステムズ㈱に社名変更している。

2. 経営方針

〔経営の基本方針〕

当グループは、先端技術をもって陸・海・空にわたる新しい価値を創造し社会の発展に貢献するという理念の下、技術やブランドで差別化された優れた製品・サービスを顧客に提供することにより顧客満足度の向上を図り、企業価値を高めるとともに、株主をはじめ顧客、従業員、地域社会の期待に応えていくことを経営の基本方針としています。

利益配分については、将来の成長に備えて経営基盤の強化・拡充を図るため、内部留保の充実に配慮しつつ、業績に応じた配当を行い株主の期待に応えていくことを基本方針としています。

〔目標とする経営指標〕

目標とする経営指標は、投資家の期待に応える利益を稼得することを目的として、資本効率を測る指標である投下資本利益率（ＲＯＩＣ＝（税引前利益＋支払利息）÷投下資本）を採用しています。ＲＯＩＣの最大化を目指すなかで、利益の拡大と同時に、投下資本の効率化を図ることにより、財務体質も強化していきます。

〔中期的経営戦略〕

現中期経営計画においては、事業環境の変化に適応した事業構造への転換により高収益体質を確立し、持続的な成長軌道に乗せることを目指しています。

その一環として、事業の選択と集中を進めており、中核・育成事業と位置づけている航空宇宙事業、汎用機事業、車両事業、ガスタービン・機械事業を中心に経営資源を重点投入し、収益の柱として強化していきます。一方、国際競争の激化や、公共投資の低迷をはじめとする厳しい事業環境が続いている船舶事業、プラント・環境・鉄構事業については、構造改革事業と位置づけ、事業構造の改革による収益力の向上を図っています。

また、事業全般にわたって、「質主量従」の経営方針の下、技術やブランドで差別化された製品・サービスの提供や製品のライフサイクル全般を視野に入れたビジネスモデルの変革などを通じて収益力を高めていくことを目指しています。

〔会社の対処すべき課題〕

公共投資の低迷や鋼材をはじめとした素材価格の上昇など厳しい経営環境の中にあって、安定的な収益基盤を確立し、持続的な成長を果たすために、引き続き事業構造の改革や収益力強化のための諸施策を着実に推進していきます。

事業構造の改革という点では、事業の選択と集中という方針のもとで、航空宇宙、汎用機、車両、ガスタービン・機械の４事業を中核・育成事業と位置付けて、強化を図っています。

航空宇宙事業では、次期固定翼哨戒機・次期輸送機開発やボーイング７８７などの新規プロジェクトの遂行に取組むとともに重点的な設備投資を行っています。汎用機事業では、更なるブランド価値向上を目指し、製品競争力の一層の強化に取組んでいます。車両事業では、中国や北米をはじめとした旺盛な需要に対応するため、海外を中心に事業運営体制の強化を図っています。また、ガスタービン・機械事業では、産業用ガスタービン事業の拡充に取組むとともに、ボーイング７８７への搭載が決定されているロールス・ロイス社のＴＲＥＮＴ１０００への開発・生産に向けて設備投資を行っています。

一方、構造改革事業と位置付けていた船舶事業、プラント・環境・鉄構事業については、更なる抜

本的な構造改革に取組んできています。

この一環として、世界的に熾烈な競争下にあって収益力が低迷しているプラント事業について、本年4月にカワサキプラントシステムズ株式会社として分社いたしました。分社・独立を通じて経営のフレキシビリティを高め、機動的な事業運営を行うとともに、競争優位にある製品を中心に事業の選択と集中を徹底することによって、早期に同事業の収益改善を図ることとしています。

また、鉄構事業については、従来から公共事業をはじめとした需要の減少に対応し、工場の集約など様々な構造改革を実施してきましたが、今般の鋼鉄製橋梁工事入札における独占禁止法違反事件によって、今後の橋梁市場は不透明な状況となっているため、橋梁技術は温存しつつも、橋梁事業に頼らない構造への転換を図り、生き残りをかけた再建を行っていきます。その一環として、本年7月1日付けで従来単独の事業部門であった鉄構ビジネスセンターを大型構造物ビジネスセンターと改称のうえ、車両カンパニーに編入し、大型構造物事業の有する経営資源を、事業拡大局面にある車両事業部門をはじめ全社で有効活用するとともに、生産体制の見直し、生産技術力の向上等、全社の支援のもとで抜本的な事業構造の改革を推進していきます。

こうした事業構造の改革に加えて、厳しい事業環境の中で当社の収益力を高めていくために、「質主量従」という経営方針を一層徹底し、当社の技術力を基礎として付加価値の高い差別化された製品・サービスの提供に努めるとともに、固定費や製造コストの削減に引き続き取組んでいきます。

当グループは、このように事業環境の変化に適応すべく、引き続き、事業構造の改革と事業全般にわたる一段の収益力強化に取組むことにより、持続的成長を目指していきます。

〔コーポレート・ガバナンスに関する基本的な考え方及びその施策の実施状況〕

当グループは、株主・顧客・従業員・地域社会等のステークホルダー各位に対しても透明性の高い経営を行い、ステークホルダーとの円滑な関係を構築しながら効率的で健全な経営を維持することにより企業価値を向上させることを、コーポレート・ガバナンスに関する基本的な考え方としています。

当社は、監査役会設置型を採用しており、取締役9名が経営戦略の立案と業務執行の監督にあたるとともに、監査役4名（うち社外監査役2名）により監査を行っています。また、経営環境の変化に迅速に対応できる体制とするため、業務執行に関しては、執行役員制の下で、取締役会において選任された執行役員が業務執行を行っています。

業務執行にあたっての基本目標・方針は、取締役会において経営計画を編成するなかで決定され、グループ業務執行会議において全執行役員に示達されるとともに、経営計画の実行状況を取締役会において定期的にフォローしています。さらに、重要な経営課題については、社長の諮問機関として代表取締役等で構成する経営会議において重点的に審議し、必要に応じて取締役会に諮ることとしています。

監査機能については、監査役が取締役会、グループ業務執行会議、および経営会議に出席するとともに、重要書類の閲覧や、代表取締役との定期的会合を始めとして業務および財産の状況の調査等を行い、監査機能の充実を図っています。社外監査役2名は、当社との取引関係等の利害関係はなく、当社の経営に対して中立・客観的な立場で、監査を行っています。さらに、内部監査部門である監査部（7名）が、当グループの経営活動全般における業務執行が、法規ならびに社内ルールに基づいて適切に運用されているか等の監査を定常的に行うなど、内部統制機能の向上を図っています。監査役と監査部は月次で情報交換を行っており、それぞれの監査結果・指摘事項等の情報を共有しています。

会計監査については、当社の会計監査人である、あずさ監査法人の財務諸表監査を受けています。

監査役、会計士および監査部は監査計画、監査結果について定期的に情報交換や意見交換を行う他、

監査役は会計士監査の一部に立会い相互連携しています。

コンプライアンスについては、企業倫理に関する社内規則を整備し、社内の意識向上を図るなどの取り組みを行っており、本年10月からグループ内の各組織に法令遵守自主点検委員会を設置し、法令遵守を徹底する仕組みを整備するなどさらに強化を図っています。具体的取組としては、社長を委員長とし、代表取締役全員を委員とする企業倫理委員会を監査役同席の下で定期的に開催しており、さらにその下部組織としてコンプライアンス委員会を設置し、全社的な制度の運営を行っています。その制度のひとつとして、外部の弁護士を窓口とする「コンプライアンス報告・相談制度」を定め、広く従業員からの相談を、内部の目を気にすることなく受け取る仕組みを構築しています。従業員には全員に「コンプライアンスガイドブック」を配布し、「個々人の倫理観がカワサキブランドのバリューを守り、高めていく」という意識を従業員一人一人が持って行動するよう要請しています。さらに、法令分野別ガイドブック・事例集・ビデオ教材を整備するなどコンプライアンス教育も一層充実させており、全社を上げてコンプライアンスに対する意識の向上を図っています。

〔親会社に関する情報〕

該当ありません。

3.経営成績及び財政状態

（1）経営成績

1）当中間期の連結業績の概況

当中間期におけるわが国経済は、公共事業の削減、鋼材・原油を初めとする素材価格の上昇などが影響した一方で、個人消費や輸出の増加、企業収益の回復による民間設備投資の増加により、景気は回復基調で推移しました。

このような経営環境の下、当グループは積極的に営業活動を展開した結果、連結受注高は、車両事業で大型案件を受注したこと等により、5,166億円と前年同期比136億円の増加となりました。

当中間期の連結売上高については、車両事業・航空宇宙事業を中心に全ての事業で増加し、全体では前年同期を558億円上回る5,935億円となりました。

利益面につきましては、為替レートが円安ドル高傾向で推移したことに加え、航空宇宙事業の伸張、ガスタービン・機械事業の好転、汎用機事業が堅調であったこと等により、当中間期の営業利益は125億円と前年同期比56億円増加し、経常利益は前年同期比48億円増加の118億円となりました。

一方、固定資産減損損失30億円、独禁法違反に係る損失5億円等37億円を特別損失に計上した結果、中間純利益は前年同期比18億円増加の52億円となりました。

独禁法違反に係る損失は、本年9月29日、国土交通省ならびに旧日本道路公団が発注する鋼鉄製橋梁工事入札における独占禁止法違反事件に関し公正取引委員会から排除勧告を受け、同10月21日に応諾したことに伴い、課徴金納付額を見積り計上したものです。

また、当中間期の単独業績につきましては、受注高3,113億円、売上高3,614億円、経常利益44億円、中間純利益26億円となりました。

中間配当につきましては、今後の事業展開等を勘案して、見送ることといたしました。

２）当中間期の連結セグメント別業績

（単位　億円）

事業種類別セグメント	当中間期（17年９月期）		前中間期（16年９月期）		（参考）受注高	
	売上高	営業損益	売上高	営業損益	当中間期（17年９月期）	前中間期（16年９月期）
船　　舶	537	7	444	28	384	730
車　　両	843	22	675	31	776	370
航空宇宙	912	56	734	10	493	342
ガスタービン・機械	690	13	681	△3	971	845
プラント・環境・鉄構	686	△56	674	△71	262	574
汎用機	1,663	51	1,564	48	1,663	1,564
その他	601	31	600	25	613	602
合　　計	5,935	125	5,377	69	5,166	5,030

（注）売上高は、外部顧客に対する売上高。営業損益のセグメント間精算額は「その他」に含めて表示。

船舶事業

連結受注高は、ＬＮＧ船２隻、ＬＰＧ船１隻の計３隻を受注した結果、全体では384億円となり、ＬＮＧ船、ＶＬＣＣ等計６隻を受注した前年同期と比べ345億円の減少となりました。

連結売上高はＬＮＧ船、ばら積み貨物船等を売上に計上し、前年同期比92億円増加の537億円となりましたが、鋼材など資材費上昇の影響等により、営業利益は７億円にとどまりました。

車両事業

連結受注高は、北米向け通勤車両の大型受注があったことから、前年同期と比べ405億円増加の776億円と、大幅に増加しました。

連結売上高は、台湾向け高速鉄道車両の納入がピークを迎えたことに加え、建設機械部門も堅調に推移したことから、全体では843億円と前年同期比167億円増加しました。一方、新型車両の開発費用負担の増加等もあり、営業利益は22億円と前年同期比９億円の減少となりました。

航空宇宙事業

連結受注高は、ボーイング７６７・７７７旅客機分担製造品を中心に民需が増加し、前年同期比151億円増加の493億円となりました。

連結売上高は、防衛庁向け次期固定翼哨戒機・次期輸送機開発案件が寄与したほか、ボーイング７７７旅客機分担製造品の増加等により、前年同期比178億円増加の912億円となりました。営業利益は、増収に加えて為替の影響等もあり、前年同期比45億円増加の56億円となりました。

ガスタービン・機械事業

連結受注高は、ガスタービン部門のＴＲＥＮＴなど民間航空機用エンジン分担製造品が増加し、前年同期から126億円増加の971億円となりました。

連結売上高は、690億円と前年同期比９億円の増加にとどまりましたが、前年同期の新型ガスタービン初期コストの負担減少等により、営業利益は前年同期比17億円好転し、13億円となりました。

プラント・環境・鉄構事業

連結受注高は、環境部門の大口案件が減少し、鉄構部門の指名停止の影響もあったことから、前年同期比311億円減少の262億円にとどまりました。

連結売上高はプラント部門でフィリピン向け火力発電所など、環境部門で地方公共団体向け都市

ごみ焼却設備などを売上に計上し、前年同期比 11 億円増加の 686 億円となりました。一方、営業損益は、プラント部門の損失が減少したこと等により、前年同期からは 14 億円改善し、56 億円の損失となりました。

汎用機事業

連結売上高は、北米における販売が増加したことに加え、国内向けの産業用ロボットの販売が堅調に推移したことにより、前年同期比 98 億円増加の 1,663 億円となりました。営業利益は、増収効果などにより、前年同期比 3 億円増加の 51 億円となりました。

その他事業

連結売上高は、前年同期並みの 601 億円となり、営業利益は中国向けが引き続き好調な油圧機器部門が高水準で推移し、前年同期比 6 億円増加の 31 億円となりました。

(2) 財政状態

当中間期末の総資産は、前期末と同水準の 1 兆 1,939 億円となりました。有利子負債残高は、資産の効率的運用を推進し、3,399 億円と前期末から 139 億円減少しました。

連結キャッシュ・フローにつきましては、当中間期の営業活動において 112 億円の資金の純増(前中間期は 198 億円の純増)となりました。また、投資活動においては、設備投資などにより 76 億円の資金の純減(前中間期は 113 億円の純減)となった結果、フリーキャッシュ・フローは 35 億円の資金の純増となりました。財務活動では、借入金の返済や社債の償還を行ったことにより、154 億円の資金の純減(前中間期は 148 億円の純減)となりました。これらの結果、当中間期末における現金及び現金同等物の残高は、前期末に比べ 118 億円減少し 325 億円となりました。

(3) 平成 17 年度の連結業績見通し

公共投資の低迷や素材価格の上昇など当面厳しい経営環境が継続するものと予想していますが、当社は引き続き安定的経営基盤の確立に向けて収益力の一層の強化を図ってまいります。

連結売上高については、前年度と比べてプラント・環境・鉄構事業などが減少するものの、船舶事業、航空宇宙事業などにおいて増加が見込まれるため、全体としては約 5 %増の 1 兆 3,000 億円となる見通しであります。

利益面については, 経営全般にわたる収益改善諸施策を強力に推進することにより、連結経常利益は 220 億円、連結当期純利益は 140 億円となる見通しであります。

なお、単独業績については、売上高 8,300 億円、経常利益 180 億円、当期純利益 130 億円となる見通しであります。

本業績見通しにおける為替レートは、1 ドル=105 円、1 ユーロ=130 円を前提としております。

〔事業等のリスクについて〕

上記の業績見通しにつきましては、当社が現時点で入手可能な情報に基づき判断したものであり、リスクや不確実性を含んでいます。従いまして、実際の業績は様々な要因の変化により、記載の見通しと異なる結果となることがあります。こうした要因のなかで、上記業績見通しに影響を与える主な外的要因としては次の項目等が考えられます。

① 経済情勢

当グループは、国内はもとより、北米・アジア・欧州をはじめ、世界各地で事業展開しており、それぞれの地域における政治・経済情勢の影響を受けます。例えば個人消費の動向は汎用機事業の販売に影響し、民間設備投資や公共投資の動向は、ガスタービン・機械事業、プラント・環境・鉄構事業の受注に影響します。また航空旅客需要や、海運市況も、航空機事業、船舶事業等に影響を与えます。

また、海外案件においては、紛争・政変等の影響をうける可能性があります。

② 為替レートの変動

当グループの連結売上高に占める海外向け売上高は約50%であり、米国ドル、ユーロ等の外貨建て取引も多く存在します。外貨建て取引については、総原価に占める外貨建てコストの比率を高めるなどの為替変動リスクの軽減を図るとともに、為替動向を考慮しながら機動的な為替予約等のヘッジを行っておりますが、製造工場の大半が国内に立地していることもあり、海外向け売上については為替変動リスクを負っています。

③ 原材料価格の変動

当グループの事業の大半は、大型の個別受注案件であり、受注から納入まで長期にわたるケースが多いため、その間の鋼材をはじめとした原材料価格の変動が、製品の採算に影響を与えるリスクを負っています。

④ 各種規制

事業運営にあたっては、各国・地域の法令・規則等の各種規制にしたがって事業を行っておりますが、予期せぬ変更や新たな適用により、影響を受ける可能性があります。

通期（平成18年３月期）見通し補足資料

１．全社見通し

（単位　億円）

	18年３月期見通し				17年３月期実績	
	今回		４月28日見通し			
	連結	単独	連結	単独	連結	単独
売上高	13,000	8,300	12,700	8,100	12,415	8,762
営業利益	280	210	280	210	247	100
経常利益	220	180	220	180	210	113
当期純利益	140	130	140	130	114	79

受注高	13,000	8,000	13,000	8,000	13,018	8,707
ROIC（税引前）	5.0%		5.0%		4.8%	
研究開発費	300	260	300	260	268	245
設備投資額	420	290	420	290	296	185
減価償却費	320	180	320	180	315	179
期末従業員数 （うち海外従業員）	28,900 (6,100)	10,000	28,900 (6,100)	10,000	28,682 (5,612)	10,579

（注）１．18年３月期見通し前提為替ﾚｰﾄ：（今回）105円/US$、130円/ﾕｰﾛ　（４月28日）100円/US$、130円/ﾕｰﾛ
２．ROIC（税引前）＝（税引前損益+支払利息）／投下資本
３．設備投資額は有形・無形固定資産の新規計上額、減価償却費は有形・無形固定資産の減価償却実施額。
４．研究開発費は発生ベース、汎用機の改良研究費を含む。

２．セグメント（部門）別見通し

①連結見通し

(a)　売上損益　（単位　億円）

ｾｸﾞﾒﾝﾄ（部門）	18年3月期見通し				17年3月期実績	
	今回		4月28日見通し			
	売上高	営業損益	売上高	営業損益	売上高	営業損益
船舶	1,100	△ 15	1,100	△ 30	870	10
車両	1,650	60	1,600	50	1,717	77
航空宇宙	2,250	85	2,300	70	1,882	60
ｶﾞｽﾀｰﾋﾞﾝ・機械	1,600	50	1,500	40	1,413	26
ﾌﾟﾗﾝﾄ・環境・鉄構	1,700	△ 90	1,700	△ 20	1,910	△ 144
汎用機	3,500	140	3,300	130	3,384	167
その他	1,200	50	1,200	40	1,236	49
合計	13,000	280	12,700	280	12,415	247

(b)　受注高　（単位　億円）

ｾｸﾞﾒﾝﾄ（部門）	18年3月期見通し		17年3月期実績
	今回	4月28日見通し	
船舶	1,300	1,200	1,558
車両	1,800	1,800	1,783
航空宇宙	2,200	2,100	2,147
ｶﾞｽﾀｰﾋﾞﾝ・機械	1,900	1,800	1,626
ﾌﾟﾗﾝﾄ・環境・鉄構	1,100	1,600	1,264
汎用機	3,500	3,300	3,384
その他	1,200	1,200	1,253
合計	13,000	13,000	13,018

②単独見通し

(a)　売上高・受注高

(単位　億円)

ｾｸﾞﾒﾝﾄ（部門）	18年3月期見通し				17年3月期実績	
	今回		4月28日見通し			
	売上高	受注高	売上高	受注高	売上高	受注高
車　　両	1,400	1,100	1,400	1,100	1,518	1,642
航空宇宙	2,050	2,000	2,100	1,900	1,704	1,961
ｶﾞｽﾀｰﾋﾞﾝ・機械	1,500	1,700	1,400	1,600	1,321	1,527
ﾌﾟﾗﾝﾄ・環境・鉄構	750	600	800	1,000	1,858	1,215
汎　用　機	2,600	2,600	2,400	2,400	2,359	2,359
合　　計	8,300	8,000	8,100	8,000	8,762	8,707
輸出高	4,400	4,400	4,200	4,100	4,479	4,648
輸出比率	53.0%	55.0%	51.8%	51.2%	51.1%	53.3%

(b)　輸出売上高・受注高

(単位　億円)

ｾｸﾞﾒﾝﾄ（部門）	18年3月期見通し				17年3月期実績	
	今回		4月28日見通し			
	売上高	受注高	売上高	受注高	売上高	受注高
車　　両	950	600	950	600	844	1,081
航空宇宙	450	650	450	550	313	463
ｶﾞｽﾀｰﾋﾞﾝ・機械	700	850	650	800	518	731
ﾌﾟﾗﾝﾄ・環境・鉄構	50	50	50	50	779	348
汎　用　機	2,250	2,250	2,100	2,100	2,024	2,024
合　　計	4,400	4,400	4,200	4,100	4,479	4,648

4. 中間連結財務諸表等

中間連結損益計算書

（単位 百万円）

科目	当中間連結会計期間 (平成17年4月1日から平成17年9月30日まで)	前中間連結会計期間 (平成16年4月1日から平成16年9月30日まで)	比較増減	前連結会計年度 (平成16年4月1日から平成17年3月31日まで)
Ⅰ 売上高	593,578	537,715	55,863	1,241,591
Ⅱ 売上原価	518,618	467,660	50,957	1,088,218
売上総利益	74,960	70,054	4,905	153,373
Ⅲ 販売費及び一般管理費	62,382	63,109	△ 726	128,629
営業利益	12,577	6,945	5,632	24,744
Ⅳ 営業外収益	7,173	5,296	1,876	11,020
1. 受取利息	(1,377)	(1,270)	(107)	(2,287)
2. 受取配当金	(635)	(520)	(115)	(953)
3. 有価証券売却益	(3,271)	(1,072)	(2,198)	(3,774)
4. 持分法による投資利益	(-)	(452)	(△ 452)	(505)
5. 為替差益	(-)	(-)	(-)	(166)
6. その他	(1,888)	(1,981)	(△ 93)	(3,333)
Ⅴ 営業外費用	7,851	5,196	2,655	14,720
1. 支払利息	(2,677)	(3,138)	(△ 460)	(6,295)
2. 為替差損	(2,881)	(-)	(2,881)	(-)
3. 持分法による投資損失	(102)	(-)	(102)	(-)
4. その他	(2,190)	(2,058)	(132)	(8,424)
経常利益	11,898	7,045	4,853	21,044
Ⅵ 特別利益	-	-	-	2,864
1. 固定資産売却益	(-)	(-)	(-)	(2,864)
Ⅶ 特別損失	3,705	102	3,602	3,345
1. 固定資産減損損失	(3,007)	(-)	(3,007)	(-)
2. 独禁法違反に係る損失	(542)	(-)	(542)	(-)
3. 子会社株式売却損	(155)	(-)	(155)	(-)
4. 分社に伴う退職給付会計基準変更時差異等一括処理額	(-)	(-)	(-)	(1,315)
5. 工事費用清算金	(-)	(-)	(-)	(1,824)
6. 退職給付会計基準変更時差異償却額	(-)	(102)	(△ 102)	(205)
税金等調整前中間（当期）純利益	8,193	6,942	1,250	20,564
法人税、住民税及び事業税	2,831	3,391	△ 559	15,868
法人税等調整額	-	-	-	△ 7,373
少数株主利益	128	186	△ 58	589
中間（当期）純利益	5,232	3,364	1,868	11,478

中間連結剰余金計算書

（単位　百万円）

科　　目	当中間連結会計期間 (平成17年4月1日から 平成17年9月30日まで)	前中間連結会計期間 (平成16年4月1日から 平成16年9月30日まで)	前連結会計年度 (平成16年4月1日から 平成17年3月31日まで)
(資本剰余金の部)			
Ⅰ　資本剰余金期首残高	31,389	31,388	31,388
Ⅱ　資本剰余金増加高	0	0	1
1.　自己株式処分差益	(0)	(0)	(1)
Ⅲ　資本剰余金中間期末（期末）残高	31,390	31,388	31,389
(利益剰余金の部)			
Ⅰ　利益剰余金期首残高	88,703	80,468	80,468
Ⅱ　利益剰余金増加高	5,232	3,364	11,478
1.　中間（当期）純利益	(5,232)	(3,364)	(11,478)
Ⅲ　利益剰余金減少高	3,801	3,242	3,243
1.　配　当　金	(3,606)	(2,885)	(2,885)
2.　役　員　賞　与	(84)	(38)	(38)
3.　連結子会社の会計期間変更による減少高	(－)	(221)	(221)
4.　そ　の　他	(111)	(96)	(98)
Ⅳ　利益剰余金中間期末（期末）残高	90,134	80,591	88,703

中間連結貸借対照表

(単位　百万円)

科目	当中間連結会計期間 (平成17年9月30日現在)	前連結会計年度 (平成17年3月31日現在)	比較増減	前中間連結会計期間 (平成16年9月30日現在)
資産の部				
I 流動資産	837,004	837,004	0	755,475
1. 現金及び預金	32,685	44,628	△ 11,943	36,519
2. 受取手形及び売掛金	364,133	402,254	△ 38,121	299,033
3. たな卸資産	375,366	332,333	43,033	358,126
4. 繰延税金資産	21,728	20,218	1,510	20,884
5. その他	47,096	43,583	3,513	46,672
貸倒引当金	△ 4,005	△ 6,013	2,007	△ 5,761
II 固定資産	356,895	357,467	△ 571	358,553
1. 有形固定資産	239,730	243,166	△ 3,435	246,763
(1) 建物及び構築物	89,244	93,318	△ 4,074	93,514
(2) 機械装置及び運搬具	56,823	57,260	△ 436	57,952
(3) 土地	66,457	67,997	△ 1,540	69,173
(4) 建設仮勘定	8,750	5,126	3,623	5,208
(5) その他	18,454	19,462	△ 1,007	20,914
2. 無形固定資産	14,695	14,773	△ 78	15,610
3. 投資その他の資産	102,470	99,527	2,942	96,179
(1) 投資有価証券	67,897	65,238	2,659	66,052
(2) 長期貸付金	649	2,514	△ 1,865	3,215
(3) 繰延税金資産	17,256	19,259	△ 2,002	12,980
(4) その他	20,532	17,173	3,359	18,415
貸倒引当金	△ 3,865	△ 4,657	792	△ 4,484
資産合計	1,193,900	1,194,472	△ 572	1,114,029

（単位　百万円）

科　目	当中間連結会計期間 (平成17年９月30日現在)	前連結会計年度 (平成17年３月31日現在)	比較増減	前中間連結会計期間 (平成16年９月30日現在)
負債の部				
Ⅰ 流動負債	700,648	698,482	2,166	613,557
1. 支払手形及び買掛金	331,494	348,388	△ 16,894	269,656
2. 短期借入金	118,496	126,996	△ 8,500	148,183
3. 未払法人税等	5,053	12,276	△ 7,222	4,222
4. 繰延税金負債	308	317	△ 8	413
5. 賞与引当金	12,094	13,957	△ 1,862	12,806
6. 保証工事引当金	4,539	2,550	1,988	1,621
7. 受注工事損失引当金	6,107	6,832	△ 725	1,176
8. その他	222,552	187,162	35,390	175,477
(1) 前受金	132,532	106,574	25,958	103,097
(2) 1年内償還社債	27,118	19,609	7,509	19,609
(3) その他	62,902	60,979	1,923	52,770
Ⅱ 固定負債	280,896	289,835	△ 8,938	302,413
1. 社債	136,559	153,677	△ 17,118	163,677
2. 長期借入金	57,737	53,601	4,135	60,418
3. 繰延税金負債	1,927	1,979	△ 51	2,537
4. 退職給付引当金	77,057	72,516	4,540	67,753
5. 役員退職慰労引当金	－	905	△ 905	927
6. その他	7,615	7,154	461	7,099
負債合計	981,544	988,317	△ 6,772	915,970
少数株主持分	4,856	4,690	166	3,931
資本の部				
Ⅰ 資本金	81,427	81,427	－	81,427
Ⅱ 資本剰余金	31,390	31,389	0	31,388
Ⅲ 利益剰余金	90,134	88,703	1,431	80,591
Ⅳ その他有価証券評価差額金	19,154	16,910	2,244	16,565
Ⅴ 為替換算調整勘定	△ 14,466	△ 16,842	2,375	△ 15,746
Ⅵ 自己株式	△ 141	△ 122	△ 18	△ 98
資本合計	207,498	201,464	6,033	194,127
負債、少数株主持分及び資本合計	1,193,900	1,194,472	△ 572	1,114,029

中間連結キャッシュ・フロー計算書

（単位　百万円）

科目	当中間連結会計期間 （平成17年４月１日から 平成17年９月30日まで）	前中間連結会計期間 （平成16年４月１日から 平成16年９月30日まで）	比較増減	前連結会計年度 （平成16年４月１日から 平成17年３月31日まで）
Ⅰ 営業活動によるキャッシュ・フロー				
1. 税金等調整前中間（当期）純利益	8,193	6,942	1,250	20,564
2. 減価償却費	14,384	15,130	△ 746	31,554
3. 固定資産減損損失	3,007	-	3,007	-
4. 退職給付引当金の増加額	6,593	4,016	2,577	8,779
5. 賞与引当金の減少額	△ 1,689	△ 1,547	△ 142	△ 396
6. 貸倒引当金の増加額又は減少額（△）	6	△ 633	640	△ 212
7. 受注工事損失引当金の増加額又は減少額（△）	△ 778	△ 3,849	3,071	1,841
8. 株式売却損益	△ 3,115	△ 1,072	△ 2,043	△ 3,774
9. 固定資産売却損益	167	△ 136	304	△ 1,889
10. 受取利息及び受取配当金	△ 2,013	△ 1,790	△ 223	△ 3,240
11. 支払利息	2,677	3,138	△ 460	6,295
12. 売上債権の増加額（△）又は減少額	36,894	73,347	△ 36,452	△ 31,184
13. たな卸資産の増加額（△）又は減少額	△ 43,206	△ 18,659	△ 24,546	5,117
14. その他流動資産の増加額	△ 3,467	△ 4,458	991	△ 3,064
15. 仕入債務の増加額又は減少額（△）	△ 15,444	△ 20,292	4,847	59,088
16. 前受金の増加額又は減少額（△）	25,264	△ 7,935	33,200	△ 4,127
17. その他流動負債の増加額又は減少額（△）	△ 5,980	△ 8,869	2,888	489
18. その他	2,297	△ 3	2,300	4,465
小計	23,791	33,325	△ 9,534	90,306
19. 利息及び配当金の受取額	2,124	2,423	△ 299	4,554
20. 利息の支払額	△ 2,687	△ 3,179	491	△ 6,294
21. 法人税等の支払額	△ 12,011	△ 12,754	742	△ 16,084
22. 工事費用清算金の支払額	-	-	-	△ 1,060
営業活動によるキャッシュ・フロー	11,216	19,815	△ 8,599	71,422
Ⅱ 投資活動によるキャッシュ・フロー				
1. 定期預金（預入期間３ヶ月超）の純減少額	67	329	△ 261	447
2. 有形固定資産取得による支出	△ 13,616	△ 12,248	△ 1,368	△ 27,364
3. 有形固定資産売却による収入	1,439	1,163	276	5,257
4. 無形固定資産取得による支出	△ 1,688	△ 2,188	500	△ 3,773
5. 無形固定資産売却による収入	17	16	-	319
6. 投資有価証券取得による支出	△ 424	△ 1,005	581	△ 1,301
7. 投資有価証券売却による収入	4,424	1,499	2,925	5,369
8. 短期貸付金の純減少額	391	792	△ 400	1,464
9. 長期貸付けによる支出	△ 88	△ 39	△ 49	△ 290
10. 長期貸付金の回収による収入	1,406	320	1,086	1,338
11. その他	378	50	327	816
投資活動によるキャッシュ・フロー	△ 7,692	△ 11,309	3,617	△ 17,714
Ⅲ 財務活動によるキャッシュ・フロー				
1. 短期借入金の純減少額	△ 4,055	△ 18,502	14,447	△ 31,736
2. 長期借入れによる収入	15,503	4,563	10,940	12,732
3. 長期借入金の返済による支出	△ 13,579	△ 22,920	9,340	△ 45,241
4. 社債の発行による収入	-	45,000	△ 45,000	45,000
5. 社債の償還による支出	△ 9,609	△ 20,000	10,391	△ 30,000
6. 自己株式取得による支出	△ 18	△ 10	△ 7	△ 35
7. 配当金の支払額	△ 3,612	△ 2,871	△ 740	△ 2,844
8. 少数株主への配当金の支払額	△ 85	△ 75	△ 9	△ 75
9. 少数株主からの払込による収入	-	-	-	361
財務活動によるキャッシュ・フロー	△ 15,457	△ 14,818	△ 639	△ 51,839
Ⅳ 現金及び現金同等物に係る換算差額	173	104	68	180
Ⅴ 現金及び現金同等物の減少額	△ 11,760	△ 6,207	△ 5,552	2,048
Ⅵ 現金及び現金同等物の期首残高	44,385	42,375	2,009	42,375
Ⅶ 連結子会社の会計期間変更による現金及び現金同等物の期首残高減少額	-	△ 38	38	△ 38
Ⅷ 連結除外に伴う現金及び現金同等物の減少高	△ 111	-	△ 111	△ 0
Ⅸ 現金及び現金同等物の中間期末（期末）残高	32,512	36,128	△ 3,616	44,385

中間連結財務諸表作成のための基本となる重要な事項

1. 連結範囲及び持分法の適用に関する事項

連結子会社数　　93社

主要会社名：

(国内) ㈱川崎造船、川重商事㈱、㈱カワサキプレシジョンマシナリ、カワサキプラントシステムズ㈱
㈱カワサキマシンシステムズ、日本飛行機㈱、川重冷熱工業㈱、
㈱カワサキモータースジャパン、大阪動力工業㈱

(海外) Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Manufacturing Corp., U.S.A.、
Kawasaki Construction Machinery Corp. of America、Kawasaki Robotics (USA), Inc.、
Kawasaki Rail Car, Inc.、Kawasaki Motors Europe N.V.、
Kawasaki Motors Enterprise (Thailand) Co., Ltd.、P.T.Kawasaki Motor Indonesia、
Kawasaki Motors (Phils.) Corporation.

非連結子会社数　５社

関 連 会 社 数　33社 (うち持分法適用会社数 18社 主要会社名：川崎設備工業㈱、川重防災工業㈱)

2. 連結範囲及び持分法の適用の異動状況

(1) 連結範囲

(新規)　０社

(除外)　６社　神戸クリスタルタワーサービス㈱、日飛電子精機㈱　他４社

(2) 持分法適用会社

(新規)　３社　青島四方川崎車両技術有限公司　他２社

(除外)　１社　Kawasaki Motors Service Co., Ltd.

3. 連結子会社の中間決算日等に関する事項

連結子会社の中間決算日については、国内会社では、㈱カワサキモータースジャパン他２社が６月30日、川重鉄構工事㈱が８月31日、海外会社ではKawasaki Motors Corp., U.S.A.他27社が６月30日であり、中間連結決算日（９月30日）と異なっている。上記のうち、㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.他２社については、中間連結決算日において仮決算を実施した上で連結している。その他の27社についてはその差異が３ヵ月を超えないため、連結財務諸表の作成に当たって仮決算を行っていない。

4. 会計処理基準に関する事項

(1) 資産の評価基準及び評価方法

①有価証券

満期保有目的債券

主として償却原価法により評価している。

その他有価証券

・時価のあるもの

中間連結決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。

・時価のないもの

主として移動平均法による原価法により評価している。

なお、売買目的有価証券については保有していない。

②たな卸資産

主として個別法、移動平均法及び先入先出法による原価法により評価している。

③デリバティブ取引により生ずる正味の債権債務

時価法により評価している。

(2) 減価償却資産の減価償却の方法

①有形固定資産

主として定率法により償却している。ただし、平成10年４月１日以降取得した建物（建物附属設備を除く）については、定額法により償却している。

②無形固定資産

定額法により償却している。なお、ソフトウェア（自社利用分）については、社内における利用可能期間（主として５年）に基づく定額法により償却している。

(3) 引当金の計上基準

①貸倒引当金

債権の貸倒による損失に備えるため、一般債権については主として過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。

②賞与引当金

従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。

③保証工事引当金

保証工事費用の支出に備え、過去の実績または個別の見積りに基づき計上している。

④受注工事損失引当金

中間連結会計期間末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、中間連結会計期間末時点で当該損失額を合理的に見積ることが可能な工事について、当下半期以降の損失見積額を計上している。なお、受注工事損失引当金計上対象案件のうち、中間連結会計期間末におけるたな卸資産残高が未引渡工事の契約代価を既に上回っている工事については、その上回った金額はたな卸資産の評価損として計上しており、受注工事損失引当金には含めていない。

⑤退職給付引当金

従業員の退職給付に備え、当連結会計年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当中間連結会計期間末において発生していると認められる額を計上しており、会計基準変更時差異は、一部子会社を除き10年による按分額の1/2を当中間連結会計期間に費用処理している。

また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。

(4) 収益の計上基準

長期大型の工事（主として、工期１年超、請負金額30億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を適用している。

(5) 外貨建の資産又は負債の本邦通貨への換算の基準

改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会　平成11年10月22日））によっている。

(6) 重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。

(7) ヘッジ会計の方法

①ヘッジ会計の方法

繰延ヘッジ処理を採用している。

②ヘッジ手段とヘッジ対象

ヘッジ手段	ヘッジ対象
為替予約、通貨オプション	外貨建金銭債権・債務等(予定取引を含む)
金利スワップ、金利オプション	借入金

③ヘッジ方針

各社社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。

④ヘッジ有効性評価の方法

金融商品会計に関する実務指針に基づき評価している。

(8) 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっている。

5. 中間連結キャッシュ・フロー計算書における資金の範囲

中間連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヶ月以内に償還期限の到来する短期投資からなっている。

（会計方針の変更）

当中間連結会計期間から「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成 14 年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成 15 年 10 月 31 日　企業会計基準適用指針第６号）を適用している。

これにより税金等調整前中間純利益が 3,007 百万円減少している。

なお、減損損失累計額については、改正後の中間連結財務諸表規則に基づき当該各資産の金額から直接控除している。

注 記 事 項

（連結損益計算書関係）

当中間連結会計期間（平成17年４月１日から平成17年９月30日まで）

1. 当グループの事業特性として、上半期に比べ下半期に完成する工事の割合が大きいため、連結会計年度の上半期と下半期の売上高との間に著しい相違があり、上半期と下半期の業績に季節的変動がある。
2. 子会社株式売却損は、日飛電子精機㈱の売却によるものである。
3. 固定資産減損損失

(1)減損損失を認識した資産グループの概要

用途	場所	種類
ゴルフ場用資産	北海道苫小牧市	コース施設、建物等
遊休資産	神戸市中央区	土地等

(2)資産のグルーピングの方法

資産のグルーピングは、主として事業内容を基に行い、重要な賃貸用資産及び遊休資産は個々の資産グループとして取扱っている。

(3)減損損失の認識に至った経緯

一部の資産について、事業損益が悪化もしくは、市場価格が下落したため、帳簿価額を回収可能価額まで減額した。

(4)回収可能価額の算定方法

回収可能価額は不動産鑑定評価額、固定資産税評価額を使用した。

(5)減損損失の金額

減損処理額 3,007 百万円は固定資産減損損失として特別損失に計上しており、固定資産の種類ごとの内訳は次のとおりである。

土地	630百万円
コース施設	1,086
建物等	1,291
計	3,007

4. 独禁法違反に係る損失は、鋼鉄製橋梁入札に関する公正取引委員会の排除勧告に応諾したことに伴い、課徴金納付見込額を計上したものである。
5. 当中間連結会計期間における税金費用については、簡便法により計算しているため、法人税等調整額は「法人税､住民税及び事業税」に含めて表示している。

（連結貸借対照表関係）

	当中間連結会計期間（平成17年９月30日現在）	前連結会計年度（平成17年３月31日現在）	前中間連結会計期間（平成16年９月30日現在）
1. 受取手形割引高	12百万円	85百万円	63百万円
2. 受取手形裏書譲渡高	――	75百万円	――
3. 有形固定資産に対する減価償却累計額	542,161百万円	542,959百万円	538,291百万円
4. 保証債務	20,070百万円	21,255百万円	23,605百万円
5. 担保に供している資産	10,468百万円	15,798百万円	12,888百万円

（連結キャッシュ・フロー計算書関係）

当中間連結会計期間 （平成17年４月１日から 平成17年９月30日まで）	前中間連結会計期間 （平成16年４月１日から 平成16年９月30日まで）	前連結会計年度 （平成16年４月１日から 平成17年３月31日まで）
現金及び現金同等物の中間連結会計期間末残高と中間連結貸借対照表に掲記されている科目の金額との関係	現金及び現金同等物の中間連結会計期間末残高と中間連結貸借対照表に掲記されている科目の金額との関係	現金及び現金同等物の連結会計年度末残高と連結貸借対照表に掲記されている科目の金額との関係
現金及び預金勘定　32,685百万円 預入期間が３ヶ月を超える定期預金　△172 現金及び現金同等物　32,512	現金及び預金勘定　36,519百万円 預入期間が３ヶ月を超える定期預金　△391 現金及び現金同等物　36,128	現金及び預金勘定　44,628百万円 預入期間が３ヶ月を超える定期預金　△243 現金及び現金同等物　44,385

(有価証券関係)

当中間連結会計期間(平成17年９月30日現在)

1　時価のある有価証券

区分	中間連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)
(1) 満期保有目的の債券			
社債	204	203	△1
合計	204	203	△1
区分	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	差額(百万円)
(2) その他有価証券			
株式	12,303	44,936	32,632
合計	12,303	44,936	32,632

2　時価評価されていない主な有価証券

内容	中間連結貸借対照表計上額(百万円)
(1) 満期保有目的の債券	
非上場内国債券	2
(2) その他有価証券	
① 非上場株式(店頭売買株式を除く)	9,317
② 優先出資証券	5,000
③ 事業団等に対する出資証券	4
(3) 子会社関連会社株式	5,529
合計	19,854

前連結会計年度(平成17年３月31日現在)

1　時価のある有価証券

区分	連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)
(1) 満期保有目的の債券			
社債	204	205	0
合計	204	205	0
区分	取得原価(百万円)	連結貸借対照表計上額(百万円)	差額(百万円)
(2) その他有価証券			
株式	13,650	42,656	29,006
合計	13,650	42,656	29,006

2　時価評価されていない主な有価証券

内容	連結貸借対照表計上額（百万円）
(1) 満期保有目的の債券	
非上場内国債券	2
(2) その他有価証券	
①　非上場株式(店頭売買株式を除く)	9,209
②　優先出資証券	5,000
③　事業団等に対する出資証券	43
(3) 子会社関連会社株式	4,424
合計	18,680

前中間連結会計期間(平成16年９月30日現在)

1　時価のある有価証券

区分	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	差額(百万円)
(1) その他有価証券			
株式	14,682	43,123	28,441
合計	14,682	43,123	28,441

2　時価評価されていない主な有価証券

内容	中間連結貸借対照表計上額（百万円）
(1) 満期保有目的の債券	
非上場内国債券	27
(2) その他有価証券	
①　非上場株式(店頭売買株式を除く)	9,252
②　優先出資証券	5,000
③　事業団等に対する出資証券	262
(3) 子会社関連会社株式	4,374
合計	18,916

(セグメント情報)

(1) 事業の種類別セグメント情報

当中間連結会計期間(平成17年4月1日から平成17年9月30日まで)　(単位　百万円)

	船舶事業	車両事業	航空宇宙事業	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去又は全社	連結
売上高										
(1)外部顧客に対する売上高	53,736	84,331	91,293	69,093	68,609	166,338	60,176	593,578	-	593,578
(2)セグメント間の内部売上高又は振替高	589	465	951	7,150	6,120	2,294	21,846	39,417	(39,417)	-
計	54,325	84,796	92,244	76,243	74,729	168,633	82,023	632,996	(39,417)	593,578
営業費用	53,560	82,528	86,642	74,898	80,395	163,490	79,020	620,536	(39,535)	581,001
営業利益又は営業損失(△)	764	2,267	5,602	1,345	△ 5,665	5,143	3,002	12,459	118	12,577

前中間連結会計期間(平成16年4月1日から平成16年9月30日まで)　(単位　百万円)

	船舶事業	車両事業	航空宇宙事業	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去又は全社	連結
売上高										
(1)外部顧客に対する売上高	44,471	67,599	73,459	68,170	67,463	156,489	60,060	537,715	-	537,715
(2)セグメント間の内部売上高又は振替高	507	715	830	8,803	5,654	2,531	19,729	38,772	(38,772)	-
計	44,978	68,315	74,290	76,973	73,117	159,021	79,790	576,487	(38,772)	537,715
営業費用	42,091	65,117	73,221	77,345	80,258	154,218	77,231	569,486	(38,715)	530,770
営業利益又は営業損失(△)	2,887	3,197	1,068	△ 372	△ 7,140	4,802	2,558	7,001	(56)	6,945

前連結会計年度(平成16年4月1日から平成17年3月31日まで)　(単位　百万円)

	船舶事業	車両事業	航空宇宙事業	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去又は全社	連結
売上高										
(1)外部顧客に対する売上高	87,081	171,730	188,254	141,366	191,012	338,449	123,697	1,241,591	-	1,241,591
(2)セグメント間の内部売上高又は振替高	1,125	1,444	1,960	19,757	15,352	5,036	43,253	87,931	(87,931)	-
計	88,206	173,175	190,214	161,123	206,364	343,486	166,950	1,329,522	(87,931)	1,241,591
営業費用	87,174	165,424	184,130	158,443	220,823	326,784	161,938	1,304,718	(87,871)	1,216,847
営業利益又は営業損失(△)	1,031	7,751	6,084	2,680	△14,458	16,701	5,012	24,804	(60)	24,744

(注) 各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車（ＡＴＶ）、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	油圧機器、防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

(2) 所在地別セグメント情報

当中間連結会計期間(平成17年4月1日から平成17年9月30日まで)　(単位　百万円)

	日本	北米	欧州	アジア	その他の地域	計	消去又は全社	連結
売上高								
(1)外部顧客に対する売上高	445,137	97,241	36,637	11,307	3,255	593,578	-	593,578
(2)セグメント間の内部売上高又は振替高	99,956	6,996	1,888	8,707	54	117,604	(117,604)	-
計	545,093	104,237	38,525	20,015	3,310	711,183	(117,604)	593,578
営業費用	534,427	103,999	37,833	19,286	3,477	699,024	(118,022)	581,001
営業利益又は営業損失(△)	10,666	237	692	729	△ 167	12,158	418	12,577

前中間連結会計期間(平成16年4月1日から平成16年9月30日まで)　(単位　百万円)

	日本	北米	欧州	アジア	その他の地域	計	消去又は全社	連結
売上高								
(1)外部顧客に対する売上高	401,293	81,000	40,821	11,992	2,607	537,715	-	537,715
(2)セグメント間の内部売上高又は振替高	83,699	7,555	2,032	7,728	48	101,065	(101,065)	-
計	484,992	88,556	42,854	19,721	2,656	638,780	(101,065)	537,715
営業費用	481,348	89,619	41,965	18,706	2,790	634,430	(103,660)	530,770
営業利益又は営業損失(△)	3,644	△ 1,063	889	1,014	△ 134	4,350	2,594	6,945

前連結会計年度(平成16年4月1日から平成17年3月31日まで)　(単位　百万円)

	日本	北米	欧州	アジア	その他の地域	計	消去又は全社	連結
売上高								
(1)外部顧客に対する売上高	936,236	196,839	78,026	25,145	5,343	1,241,591	-	1,241,591
(2)セグメント間の内部売上高又は振替高	208,048	15,211	3,835	15,897	99	243,092	(243,092)	-
計	1,144,285	212,051	81,862	41,042	5,442	1,484,683	(243,092)	1,241,591
営業費用	1,123,267	210,805	81,448	39,170	5,817	1,460,509	(243,662)	1,216,847
営業利益又は営業損失(△)	21,017	1,246	413	1,871	△ 375	24,174	569	24,744

(注)1. 国又は地域の区分は、主として地理的近接度に基づいて設定している。

2. 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	オランダ、イギリス、ドイツ
アジア	タイ、インドネシア、フィリピン、韓国
その他の地域	オーストラリア、ブラジル

(3) 海外売上高

当中間連結会計期間(平成17年4月1日から平成17年9月30日まで)　(単位　百万円)

	北　米	欧　州	アジア	その他の地域	計
Ⅰ 海外売上高	125,730	51,990	105,593	46,077	329,392
Ⅱ 連結売上高					593,578
Ⅲ 連結売上高に占める海外売上高の割合	21.1%	8.7%	17.7%	7.7%	55.4%

(注)1. 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2. 国又は地域の区分は、主として地理的近接度に基づいて設定している。
3. 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ノルウェー、イタリア、フランス、ドイツ、オランダ
アジア	台湾、中国、韓国、フィリピン、タイ、インドネシア
その他の地域	パナマ、ブラジル、イラン

前中間連結会計期間(平成16年4月1日から平成16年9月30日まで)　(単位　百万円)

	北　米	欧　州	アジア	その他の地域	計
Ⅰ 海外売上高	99,135	51,794	69,083	48,834	268,847
Ⅱ 連結売上高					537,715
Ⅲ 連結売上高に占める海外売上高の割合	18.4%	9.6%	12.8%	9.0%	49.9%

(注)1. 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2. 国又は地域の区分は、主として地理的近接度に基づいて設定している。
3. 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、オランダ、ドイツ、イタリア、フランス
アジア	台湾、韓国、中国、インドネシア
その他の地域	リベリア、パナマ、イラン

前連結会計年度(平成16年4月1日から平成17年3月31日まで)　(単位　百万円)

	北　米	欧　州	アジア	その他の地域	計
Ⅰ 海外売上高	236,846	100,361	171,461	105,274	613,944
Ⅱ 連結売上高					1,241,591
Ⅲ 連結売上高に占める海外売上高の割合	19.0%	8.0%	13.8%	8.4%	49.4%

(注)1. 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2. 国又は地域の区分は、主として地理的近接度に基づいて設定している。
3. 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、イタリア、フランス
アジア	台湾、インドネシア、中国、韓国、フィリピン
その他の地域	パナマ、イラン、リベリア

5. 生産、受注及び販売の状況(連結)

<生産実績>

(単位　百万円)

事業の種類別セグメント	当中間連結会計期間(平成17年4月1日から平成17年9月30日まで)		前中間連結会計期間(平成16年4月1日から平成16年9月30日まで)		比較増減		前連結会計年度(平成16年4月1日から平成17年3月31日まで)	
	金額	構成比%	金額	構成比%	金額	増減率%	金額	構成比%
船舶	49,849	8.1	41,365	7.8	8,483	20.5	92,556	7.9
車両	82,624	13.4	68,183	12.8	14,440	21.1	150,081	12.9
航空宇宙	97,333	15.8	74,726	14.1	22,606	30.2	163,589	14.0
ガスタービン・機械	76,405	12.4	63,040	11.8	13,364	21.1	138,578	11.9
プラント・環境・鉄構	93,793	15.2	77,883	14.6	15,910	20.4	188,064	16.1
汎用機	141,699	23.0	133,333	25.1	8,365	6.2	278,331	23.9
その他	72,736	11.8	71,397	13.4	1,338	1.8	149,882	12.9
合計	614,442	100.0	529,930	100.0	84,511	15.9	1,161,083	100.0

(注) 金額は、生産高(製造原価)によっている。

<受注高>

(単位　百万円)

事業の種類別セグメント	当中間連結会計期間(平成17年4月1日から平成17年9月30日まで)		前中間連結会計期間(平成16年4月1日から平成16年9月30日まで)		比較増減		前連結会計年度(平成16年4月1日から平成17年3月31日まで)	
	金額	構成比%	金額	構成比%	金額	増減率%	金額	構成比%
船舶	38,468	7.4	73,031	14.5	△ 34,562	△ 47.3	155,832	11.9
車両	77,677	15.0	37,080	7.3	40,597	109.4	178,368	13.7
航空宇宙	49,371	9.5	34,236	6.8	15,135	44.2	214,702	16.4
ガスタービン・機械	97,160	18.8	84,548	16.8	12,612	14.9	162,699	12.4
プラント・環境・鉄構	26,285	5.0	57,442	11.4	△ 31,157	△ 54.2	126,402	9.7
汎用機	166,338	32.1	156,489	31.1	9,848	6.2	338,449	25.9
その他	61,392	11.8	60,262	11.9	1,129	1.8	125,389	9.6
合計	516,694	100.0	503,090	100.0	13,604	2.7	1,301,844	100.0

(注) 汎用機部門については主として見込み生産を行っていることから、受注高は売上高と同額として表示している。

<売上高>

(単位　百万円)

事業の種類別セグメント	当中間連結会計期間(平成17年4月1日から平成17年9月30日まで)		前中間連結会計期間(平成16年4月1日から平成16年9月30日まで)		比較増減		前連結会計年度(平成16年4月1日から平成17年3月31日まで)	
	金額	構成比%	金額	構成比%	金額	増減率%	金額	構成比%
船舶	53,736	9.0	44,471	8.2	9,265	20.8	87,081	7.0
車両	84,331	14.2	67,599	12.5	16,731	24.7	171,730	13.8
航空宇宙	91,293	15.3	73,459	13.6	17,833	24.2	188,254	15.1
ガスタービン・機械	69,093	11.6	68,170	12.6	923	1.3	141,366	11.3
プラント・環境・鉄構	68,609	11.5	67,463	12.5	1,145	1.6	191,012	15.3
汎用機	166,338	28.0	156,489	29.1	9,848	6.2	338,449	27.2
その他	60,176	10.1	60,060	11.1	116	0.1	123,697	9.9
合計	593,578	100.0	537,715	100.0	55,863	10.3	1,241,591	100.0

<受注残高>

(単位　百万円)

事業の種類別セグメント	当中間連結会計期間(平成17年9月30日現在)		前連結会計年度(平成17年3月31日現在)		比較増減		前中間連結会計期間(平成16年9月30日現在)	
	金額	構成比%	金額	構成比%	金額	増減率%	金額	構成比%
船舶	252,824	21.2	263,707	21.0	△ 10,882	△ 4.1	226,411	19.3
車両	297,326	24.9	300,836	23.9	△ 3,510	△ 1.1	269,932	23.0
航空宇宙	247,671	20.7	287,441	22.9	△ 39,770	△ 13.8	223,038	19.0
ガスタービン・機械	194,753	16.3	163,440	13.0	31,313	19.1	160,253	13.6
プラント・環境・鉄構	169,344	14.2	210,159	16.7	△ 40,815	△ 19.4	266,059	22.6
汎用機	-	-	-	-	-	-	-	-
その他	29,796	2.5	28,824	2.2	972	3.3	27,358	2.3
合計	1,191,717	100.0	1,254,409	100.0	△ 62,691	△ 4.9	1,173,053	100.0



6. 個別財務諸表の概要

平成 18年 3月期　個別中間財務諸表の概要

平成 17 年 10 月 28 日

上場会社名　川崎重工業株式会社　上場取引所 東① 大① 名①

コード番号 7012　(URL http://www.khi.co.jp/)

代表者　役職名 取締役社長　氏名 大橋 忠晴　本社所在都道府県 兵庫県

問合せ先責任者　役職名 財務経理部長　氏名 高尾 光俊

問合せ先窓口　広報室 TEL (03) 3435 - 2130

中間決算取締役会開催日 平成 17 年 10 月 28 日　中間配当制度の有無 有

中間配当支払開始予定日 無　単元株制度採用の有無 有（1単元 1,000 株）

1. 17年 9月中間期の業績（平成 17年 4月 1日 ～ 平成 17年 9月 30日）

(1) 経営成績　（金額は百万円未満切り捨て）

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
17年 9月中間期	361,495	1.0	6,411	-	4,494	-
16年 9月中間期	357,843	20.3	△ 2,491	-	△ 2,461	-
17年 3月期	876,233		10,038		11,357	

	中間（当期）純利益		1株当たり中間（当期）純利益
	百万円	%	円 銭
17年 9月中間期	2,689	-	1.86
16年 9月中間期	△ 1,606	-	△ 1.11
17年 3月期	7,935		5.47

(注)①期中平均株式数 17年 9月中間期 1,442,412,449 株　16年 9月中間期 1,442,617,954 株　17年 3月期 1,442,562,197 株
②会計処理の方法の変更　有　（詳細は32ページ）
③売上高、営業利益、経常利益、中間（当期）純利益におけるパーセント表示は、対前年中間期増減率

(2) 配当状況

	1株当たり中間配当金	1株当たり年間配当金
	円 銭	円 銭
17年 9月中間期	0.00	—
16年 9月中間期	0.00	—
17年 3月期	—	2.50

（注）17年 9月中間期中間配当金内訳
記念配当　0 円 00 銭
特別配当　0 円 00 銭

(3) 財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
17年 9月中間期	873,074	173,613	19.8	120.36
16年 9月中間期	833,312	162,734	19.5	112.80
17年 3月期	912,894	171,632	18.8	118.95

(注)①期末発行済株式数　17年 9月中間期 1,442,372,163 株　16年 9月中間期 1,442,595,976 株　17年 3月期 1,442,453,904 株
②期末自己株式数　17年 9月中間期 1,022,009 株　16年 9月中間期 798,196 株　17年 3月期 940,268 株

2. 18年 3月期の業績予想（平成 17年 4月 1日 ～ 平成 18年 3月 31日）

	売上高	経常利益	当期純利益	1株当たり年間配当金	
				期末	
	百万円	百万円	百万円	円 銭	円 銭
通期	830,000	18,000	13,000	3.00	3.00

（参考）1株当たり予想当期純利益（通期）　9 円 01 銭

※上記業績予想に関する事項は、補足資料10～11ページを御覧ください。

7. 個別中間財務諸表等

中 間 損 益 計 算 書

(単位 百万円)

科目	平成17年中間期 (平成17年4月1日から 平成17年9月30日まで)	平成16年中間期 (平成16年4月1日から 平成16年9月30日まで)	比較増減	平成16年度 (平成16年4月1日から 平成17年3月31日まで)
経常損益の部				
営業損益の部				
売上高	361,495	357,843	3,652	876,233
売上原価	333,021	335,605	△ 2,583	812,961
販売費及び一般管理費	22,062	24,729	△ 2,666	53,232
営業利益又は営業損失(△)	6,411	△ 2,491	8,902	10,038
営業外損益の部				
営業外収益	4,563	4,199	364	11,849
受取利息	(405)	(430)	(△ 24)	(880)
受取配当金	(2,142)	(1,331)	(811)	(5,501)
為替差益	(-)	(391)	(△ 391)	(-)
有価証券売却益	(1,466)	(-)	(1,466)	(3,780)
その他	(548)	(2,045)	(△ 1,497)	(1,686)
営業外費用	6,480	4,169	2,310	10,531
支払利息	(653)	(1,044)	(△ 391)	(1,913)
社債利息	(981)	(1,114)	(△ 132)	(2,179)
為替差損	(3,300)	(-)	(3,300)	(110)
その他	(1,544)	(2,010)	(△ 466)	(6,327)
経常利益又は経常損失(△)	4,494	△ 2,461	6,956	11,357
特別損益の部				
特別利益	-	-	-	2,864
固定資産売却益	(-)	(-)	(-)	(2,864)
特別損失	1,363	-	1,363	3,139
固定資産減損損失	(821)	(-)	(821)	(-)
独禁法違反に係る損失	(542)	(-)	(542)	(-)
分社に伴う退職給付会計基準 変更時差異等一括処理額	(-)	(-)	(-)	(1,315)
工事費用清算金	(-)	(-)	(-)	(1,824)
税引前中間(当期)純利益 又は税引前中間純損失	3,131	△ 2,461	5,593	11,081
法人税、住民税及び事業税	(442)	(△ 855)	(1,297)	(9,419)
法人税等調整額	(-)	(-)	(-)	(△ 6,273)
差引	442	△ 855	1,297	3,146
中間(当期)純利益又は中間純損失(△)	2,689	△ 1,606	4,295	7,935
前期繰越利益	34,366	29,426	4,940	29,426
中間(当期)未処分利益	37,055	27,819	9,236	37,361

中間貸借対照表

(単位　百万円)

科　　　目	平成17年中間期 (平成17年9月30日現在)	平成16年度 (平成17年3月31日現在)	比較増減	平成16年中間期 (平成16年9月30日現在)
資産の部				
流動資産	577,953	622,416	△ 44,462	547,525
現金預金	19,483	32,332	△ 12,849	23,598
受取手形	1,729	3,183	△ 1,454	2,955
売掛金	246,491	295,669	△ 49,178	213,292
原材料及び貯蔵品	26,249	25,135	1,114	25,074
仕掛品	199,843	181,144	18,699	212,594
前渡金	19,403	16,956	2,446	15,759
前払費用	366	202	163	226
繰延税金資産	8,340	8,457	△ 117	9,440
短期貸付金	41,867	46,671	△ 4,804	30,289
未収入金	8,974	11,524	△ 2,549	12,227
未収収益	49	60	△ 10	45
その他	5,752	3,847	1,905	4,708
貸倒引当金	△ 598	△ 2,770	2,172	△ 2,688
固定資産	295,121	290,477	4,643	285,787
有形固定資産	128,044	130,277	△ 2,233	131,687
建物	37,340	40,006	△ 2,665	40,109
構築物	8,381	8,202	178	7,753
機械装置	27,423	27,952	△ 529	28,682
船舶	3	6	△ 2	9
航空機	380	454	△ 73	398
車両運搬具	383	443	△ 59	519
工具器具備品	11,692	11,682	10	12,854
土地	37,180	38,831	△ 1,651	38,947
建設仮勘定	5,257	2,697	2,559	2,412
無形固定資産	9,140	9,150	△ 10	9,543
ソフトウェア	4,861	5,279	△ 417	5,607
製造実施権	1,416	1,621	△ 204	1,877
その他	2,861	2,249	612	2,058
投資その他の資産	157,936	151,048	6,887	144,556
投資有価証券	55,202	51,645	3,557	53,995
関係会社株式	82,527	72,912	9,615	72,242
関係会社出資金	4,975	3,408	1,567	3,408
長期貸付金	5,249	11,633	△ 6,383	8,241
長期繰延税金資産	4,240	7,730	△ 3,490	1,830
その他	8,811	7,707	1,104	8,948
貸倒引当金	△ 3,070	△ 3,987	917	△ 4,110
資産合計	873,074	912,894	△ 39,819	833,312

（単位　百万円）

科　　　　目	平成17年中間期 (平成17年9月30日現在)	平成16年度 (平成17年3月31日現在)	比較増減	平成16年中間期 (平成16年9月30日現在)
負債の部				
流動負債	482,565	512,535	△　29,970	431,542
支払手形	28,687	37,059	△　8,371	31,142
買掛金	209,527	248,794	△　39,267	174,384
短期借入金	78,522	62,740	15,781	71,515
長期借入金（返済１年以内）	15,514	12,500	3,013	21,422
社債（償還１年以内）	10,000	10,000	-	10,000
転換社債（償還１年以内）	17,118	9,609	7,509	9,609
設備支払手形	908	697	210	1,005
未払金	9,745	8,311	1,433	7,581
未払費用	18,136	22,336	△　4,200	16,845
未払法人税等	432	7,532	△　7,100	374
前受金	73,715	74,629	△　914	73,662
預り金	2,142	1,542	600	1,779
前受収益	19	15	4	15
賞与引当金	5,756	7,690	△　1,934	6,367
保証工事引当金	1,863	891	971	222
受注工事損失引当金	1,504	3,529	△　2,024	-
その他	8,972	4,653	4,319	5,613
固定負債	216,895	228,725	△　11,830	239,035
社債	70,000	70,000	-	80,000
転換社債	14,559	31,677	△　17,118	31,677
新株予約権付社債	50,000	50,000	-	50,000
長期借入金	49,155	44,012	5,142	46,722
長期未払金	679	1,057	△　378	1,487
退職給付引当金	32,494	31,649	845	28,784
役員退職慰労引当金	-	322	△　322	261
その他	7	6	0	102
負債合計	699,460	741,261	△　41,800	670,578
資本の部				
資本金	81,427	81,427	-	81,427
資本剰余金	29,206	29,205	0	29,205
資本準備金	29,204	29,204	-	29,204
その他資本剰余金	2	1	0	1
自己株式処分差益	2	1	0	1
利益剰余金	44,662	45,619	△　957	36,077
任意積立金	7,606	8,257	△　651	8,257
特別償却積立金	735	696	38	696
海外投資等損失準備金	-	1	△　1	1
固定資産圧縮積立金	6,775	5,711	1,063	5,711
固定資産圧縮特別勘定積立金	95	1,847	△　1,751	1,847
中間（当期）未処分利益	37,055	37,361	△　305	27,819
その他有価証券評価差額金	18,449	15,493	2,956	16,113
自己株式	△　131	△　113	△　18	△　88
資本合計	173,613	171,632	1,981	162,734
負債・資本合計	873,074	912,894	△　39,819	833,312

中間財務諸表作成のための基本となる重要な事項

1. 資産の評価基準及び評価方法

(1) 有価証券

①子会社株式及び関連会社株式

移動平均法による原価法により評価している。

②その他有価証券

・時価のあるもの

中間決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。

・時価のないもの

移動平均法による原価法により評価している。

なお、売買目的有価証券ならびに満期保有目的債券については保有していない。

(2) たな卸資産

個別法及び移動平均法による原価法により評価している。

(3) デリバティブ取引により生じる正味の債権債務

時価法により評価している。

2. 固定資産の減価償却の方法

(1) 有形固定資産

定率法により償却している。ただし、平成10年4月1日以降取得した建物（建物附属設備を除く）については、定額法により償却している。

(2) 無形固定資産

定額法により償却している。なお、ソフトウェア（自社利用分）については、社内における利用可能期間（5年）に基づく定額法により償却している。

3. 引当金の計上基準

(1) 貸倒引当金

債権の貸倒による損失に備えるため、一般債権については過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。

(2) 賞与引当金

当社の期末手当支給規程に基づき従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。

(3) 保証工事引当金

保証工事費用の支出に備え、過去の実績または個別の見積に基づき計上している。

(4) 受注工事損失引当金

中間会計期間末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、中間会計期間末時点で当該損失額を合理的に見積もることが可能な工事について、当下半期以降の損失見積額を計上している。なお、受注工事損失引当金計上対象案件のうち、中間会計期間末における仕掛品残高が未引渡工事の契約代価を既に上回っている工事については、その上回った金額は仕掛品の評価損として計上しており、受注工事損失引当金には含めていない。

(5) 退職給付引当金

従業員の退職給付に備え、当年度末の退職給付債務および年金資産（退職給付信託）の見込額に基づき当中間期末において発生していると認められる金額を計上しており、会計基準変更時差異は、10年による按分額の1/2を当中間期に費用処理している。また、数理計算上の差異は、10年による定額法により翌期から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。

4. 収益の計上基準

長期大型の工事（工期1年超、請負金額30億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を適用している。

5. 外貨建の資産及び負債の本邦通貨への換算基準

改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会 平成11年10月22日））によっている。

6. リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。

7. ヘッジ会計の方法

(1) ヘッジ会計の方法

繰延ヘッジ処理を採用している。

(2) ヘッジ手段とヘッジ対象

ヘッジ手段	ヘッジ対象
為替予約、通貨オプション	外貨建金銭債権・債務等(予定取引を含む)
金利スワップ、金利オプション	借入金

(3) ヘッジ方針

社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。

(4) ヘッジ有効性評価の方法

金融商品会計に関する実務指針に基づき評価している。

8. 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっている。

(会計方針の変更)

当中間会計期間から「固定資産の減損に係る会計基準」(「固定資産の減損に係る会計基準の設定に関する意見書」(企業会計審議会　平成14年8月9日)) 及び「固定資産の減損に係る会計基準の適用指針」(企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第6号) を適用している。

これにより税引前中間利益が821百万円減少している。

なお、減損損失累計額については、改正後の中間財務諸表等規則に基づき当該各資産の金額から直接控除している。

注 記 事 項

(中間損益計算書関係)

平成17年度中間期(平成17年4月1日から平成17年9月30日まで)

1. 当社の事業特性として、上半期に比べ下半期に完成する工事の割合が大きいため、事業年度の上半期の売上高と下半期の売上高との間に著しい相違があり、上半期と下半期の業績に季節的変動がある。

2. 固定資産減損損失

(1) 減損損失を認識した資産グループの概要

用途	場所	種類
賃貸用資産	東京都千代田区	土地
遊休資産	神戸市中央区ほか	土地等

(2) 資産のグルーピングの方法

資産のグルーピングは、主として事業内容を基に行い、重要な賃貸用資産及び遊休資産は個々の資産グループとして取扱っている。

(3) 減損損失の認識に至った経緯

一部の資産について、事業損益が悪化もしくは、市場価格が下落したため、帳簿価額を回収可能価額まで減額した。

(4) 回収可能価額の算定方法

回収可能価額は固定資産税評価額を使用した。

(5) 減損損失の金額

減損処理額821百万円は固定資産減損損失として特別損失に計上しており、固定資産の種類ごとの内訳は次のとおりである。

土地	807百万円
建物等	13
計	821

3. 独禁法違反に係る損失は、鋼鉄製橋梁入札に関する公正取引委員会の排除勧告に応諾したことに伴い、課徴金納付見込額を計上したものである。

4. 当中間期における税金費用については、簡便法により計算しているため、法人税等調整額は「法人税、住民税及び事業税」に含めて表示している。

（中間貸借対照表関係）

	平成17年度中間期 （平成17年９月30日現在）	平成16年度 （平成17年３月31日現在）	平成16年度中間期 （平成16年９月30日現在）
1. 有形固定資産に対する減価償却累計額	343,695百万円	355,799百万円	353,858百万円
2. 担保に供している資産			
有形固定資産	690百万円	666百万円	662百万円
投資有価証券	30百万円	30百万円	30百万円
3. 保証債務	60,923百万円	57,496百万円	80,436百万円

（有価証券関係）

子会社株式及び関連会社株式で時価のあるもの

平成17年度中間期（平成17年９月30日現在）

（単位　百万円）

種類	中間貸借対照表計上額	時価	差額
子会社株式	635	5,378	4,743
関連会社株式	1,104	2,246	1,142
合計	1,739	7,625	5,885

平成16年度（平成17年３月31日現在）

（単位　百万円）

種類	貸借対照表計上額	時価	差額
子会社株式	635	5,623	4,988
関連会社株式	1,104	2,279	1,175
合計	1,739	7,902	6,163

平成16年度中間期（平成16年９月30日現在）

（単位　百万円）

種類	中間貸借対照表計上額	時価	差額
子会社株式	635	6,531	5,896
関連会社株式	1,104	2,065	961
合計	1,739	8,596	6,857

8. 受注・販売の状況（単独ベース）

(注)平成17年４月１日付けで、プラント・環境・鉄構部門のうちプラント事業が分社独立したことに伴い、同部門の比較増減率は表示していない。

部門別売上高・受注高･受注残高

＜受 注 高＞　　　　　(単位　百万円)

部　　門	平成17年中間期 (平成17年４月1日から 平成17年９月30日まで)		平成16年中間期 (平成16年４月１日から 平成16年９月30日まで)		比　較　増　減	
	金　額	構成比%	金　額	構成比%	金　額	増減率%
車　両　部　門	42,480	13.6	33,881	11.4	8,599	25.3
航空宇宙部門	42,001	13.4	27,251	9.2	14,750	54.1
ｶﾞｽﾀｰﾋﾞﾝ・機械部門	101,682	32.6	78,467	26.5	23,214	29.5
ﾌﾟﾗﾝﾄ・環境・鉄構部門	12,108	3.8	57,552	19.5	△ 45,444	-
汎　用　機　部　門	113,048	36.3	97,874	33.1	15,173	15.5
合　　計	311,320	100.0	295,027	100.0	16,292	5.5
輸　出　受　注　高	207,393	66.6	161,875	54.8	45,517	28.1

(注) 汎用機部門については主として見込み生産を行っていることから、受注高は売上高と同額として表示している。

＜売 上 高＞　　　　　(単位　百万円)

部　　門	平成17年中間期 (平成17年４月1日から 平成17年９月30日まで)		平成16年中間期 (平成16年４月１日から 平成16年９月30日まで)		比　較　増　減	
	金　額	構成比%	金　額	構成比%	金　額	増減率%
車　両　部　門	75,758	20.9	63,433	17.7	12,324	19.4
航空宇宙部門	84,450	23.3	66,962	18.7	17,488	26.1
ｶﾞｽﾀｰﾋﾞﾝ・機械部門	65,266	18.0	65,008	18.1	257	0.3
ﾌﾟﾗﾝﾄ・環境・鉄構部門	22,972	6.3	64,564	18.0	△ 41,591	-
汎　用　機　部　門	113,048	31.2	97,874	27.3	15,173	15.5
合　　計	361,495	100.0	357,843	100.0	3,652	1.0
輸　出　売　上　高	203,775	56.3	180,833	50.5	22,941	12.6

＜受注残高＞　　　　　(単位　百万円)

部　　門	平成17年中間期 (平成17年９月30日現在)		平成16年度 (平成17年３月31日現在)		比　較　増　減	
	金　額	構成比%	金　額	構成比%	金　額	増減率%
車　両　部　門	228,173	29.1	262,499	28.3	△ 34,325	△ 13.0
航空宇宙部門	234,837	30.0	274,975	29.6	△ 40,138	△ 14.5
ｶﾞｽﾀｰﾋﾞﾝ・機械部門	215,529	27.5	174,824	18.8	40,705	23.2
ﾌﾟﾗﾝﾄ・環境・鉄構部門	103,074	13.1	214,715	23.1	△ 111,641	-
汎　用　機　部　門	-	-	-	-	-	-
合　　計	781,614	100.0	927,014	100.0	△ 145,400	△ 15.6
輸出受注残高	391,070	50.0	455,198	49.1	△ 64,128	△ 14.0


FASF

October 28, 2005
(Consolidated)

KAWASAKI HEAVY INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH CONSOLIDATED FINANCIAL RESULTS

For six months ended September 30, 2005 and 2004 and one year ended March 31, 2005

Operating results

	Millions of yen			Thousands of U.S. dollars
	Six months ended Sep. 30, 2005	Six months ended Sep. 30, 2004	**% Change**	*Six months ended Sep. 30, 2005*
Net sales	¥ **593,579**	¥ 537,715	**+10%**	*$ 5,243,168*
Operating income	**12,577**	6,945	**+81%**	*111,095*
Net income (Loss)	**5,233**	3,365	**+56%**	*46,224*
Net income (Loss) per share (Yen)	**3.6**	2.3		

Financial condition

	Millions of yen / Thousands of U.S. dollars		
	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets
As of September 30, 2005	¥ **1,193,901**	¥ **207,499**	**17%**
As of March 31, 2005	1,194,473	201,465	17%
As of September 30, 2005	*$ 10,545,897*	*$ 1,832,868*	–

	Yen / U.S. dollars	Thousand shares
	Shareholders' equity per share	Number of shares issued and outstanding
As of September 30, 2005	¥ **143.9**	**1,442,277**
As of March 31, 2005	139.7	1,442,359
As of September 30, 2005	*$ 1.27*	–

Cash flows

	Millions of yen		Thousands of U.S. dollars
	Six months ended Sep. 30, 2005	Six months ended Sep. 30, 2004	*Six months ended Sep. 30, 2005*
Operating activities	¥ **11,216**	¥ 19,816	*$ 99,073*
Investing activities	**(7,692)**	(11,310)	*(67,945)*
Financing activities	**(15,458)**	(14,818)	*(136,543)*
Cash and cash equivalents at end of year	**32,513**	36,129	*287,192*

Fiscal year forecast

	Millions of yen	
	Net sales	Net income
One year ending March 31, 2006	¥ 1,300,000	¥ 14,000

Notes : 1. This "FLASH CONSOLIDATED FINANCIAL RESULTS" and following financial statements have been prepared in conformity with generally accepted accounting principles and practices in Japan.

2. All US$ amounts in these statements represent the arithmetical results of translating Japanese yen to U.S. dollars on the basis of ¥113.21=$1, the rate prevailing as of September 30, 2005, solely for the convenience of the readers.

3. Effective April 1, 2005, Kawasaki Heavy Industries, Ltd. and its consolidated subsidiaries adopted the new accounting standards for impairment of fixed assets ("Opinion on Establishment of Accounting Standards for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the guidance on accounting standard for impairment of fixed assets (the "Financial Accounting Standard Guidance No. 6" issued by the Accounting Standards Board of Japan on October 31, 2003).

As a result of adopting the accounting standards and the guidance, income before income tax and minority interests decreased ¥ 3,008 million .

Accumulated impairment losses are deducted from book values of related fixed assets.

Condensed Consolidated Balance Sheets

As of September 30 and March 31, 2005

	Millions of yen		Thousands of U.S. dollars
	As of Sep. 30, 2005	As of Mar. 31, 2005	*As of Sep. 30, 2005*
Assets :			
Current assets :			
Cash on hand and in banks	¥ **32,685**	¥ 44,629	$ *288,711*
Receivables, less allowance	**375,420**	413,619	*3,316,138*
Inventories	**375,367**	332,333	*3,315,670*
Other current assets	**53,533**	46,424	*472,865*
Total current assets	**837,005**	837,005	*7,393,384*
Investments and long-term loans less allowance	**84,250**	79,569	*744,192*
Net property, plant and equipment	**239,731**	243,166	*2,117,578*
Intangible and other assets	**32,915**	34,733	*290,743*
Total assets	¥ **1,193,901**	¥ 1,194,473	$ *10,545,897*
Liabilities and shareholders' equity :			
Current liabilities :			
Short-term borrowings and current portion of long-term debt	¥ **145,614**	¥ 146,605	$ *1,286,229*
Payables	**331,495**	348,389	*2,928,142*
Advances from customers	**132,533**	106,574	*1,170,683*
Other current liabilities	**91,006**	96,914	*803,869*
Total current liabilities	**700,648**	698,482	*6,188,923*
Long-term liabilities :			
Long-term debt, less current portion	**194,296**	207,279	*1,716,244*
Others	**86,601**	82,556	*764,959*
Total long-term liabilities	**280,897**	289,835	*2,481,203*
Minority interests	**4,857**	4,691	*42,903*
Shareholders' equity :			
Common stock	**81,427**	81,427	*719,256*
Capital surplus	**31,390**	31,390	*277,272*
Retained earnings	**90,135**	88,704	*796,175*
Net unrealized gains on securities	**19,155**	16,910	*169,199*
Foreign currency translation adjustments	**(14,467)**	(16,843)	*(127,789)*
Treasury stock	**(141)**	(123)	*(1,245)*
Total shareholders' equity	**207,499**	201,465	*1,832,868*
Total liabilities and shareholders' equity	¥ **1,193,901**	¥ 1,194,473	$ *10,545,897*

Condensed Consolidated Statements of Operations

For six months ended September 30, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars
	Six months ended Sep. 30, 2005	Six months ended Sep. 30, 2004	**% Change**	*Six months ended Sep. 30, 2005*
Net sales	¥ **593,579**	¥ 537,715	**+10%**	$ *5,243,168*
Cost of sales	**518,619**	467,661		*4,581,035*
Gross profit	**74,960**	70,054		*662,133*
Selling, general and administrative expenses	**62,383**	63,109		*551,038*
Operating income (loss)	**12,577**	6,945	**+81%**	*111,095*
Other income (expenses) :				
Interest and dividend income	**2,014**	1,790		*17,790*
Equity in income of unconsolidated subsidiaries and affiliates	**(103)**	452		*(910)*
Interest expense	**(2,678)**	(3,138)		*(23,655)*
Other, net	**(3,617)**	894		*(31,950)*
Income(loss) before income taxes and minority interests	**8,193**	6,943	**+18%**	*72,370*
Income taxes	**(2,832)**	(3,391)		*(25,015)*
Minority interests in net income of consolidated subsidiaries	**(128)**	(187)		*(1,131)*
Net income(loss)	¥ **5,233**	¥ 3,365	**+56%**	$ *46,224*

Condensed Consolidated Statements of Cash Flows

(Consolidated)

For six months ended September 30, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars
	Six months ended Sep. 30, 2005	Six months ended *Sep. 30, 2004*	*Six months ended Sep. 30, 2005*
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ 8,193	¥ 6,943	$ 72,370
Adjustments to reconcile net income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	14,384	15,130	127,056
Decrease (increase) in assets	(6,771)	50,229	(59,809)
Increase (decrease) in liabilities	2,150	(38,645)	18,991
Other	(6,740)	(13,841)	(59,535)
Net cash provided by operating activities	¥ 11,216	¥ 19,816	$ 99,073
Cash flows from investing activities:			
Acquisition of tangible and intangible assets	(15,305)	(14,437)	(135,191)
Acquisition of investments in securities	(425)	(1,006)	(3,754)
Other	8,038	4,133	71,000
Net cash used for investing activities	¥ (7,692)	¥ (11,310)	$ (67,945)
Cash flows from financing activities:			
Decrease in short-term borrowings	(4,055)	(18,503)	(35,818)
Proceeds from long-term debt	15,503	49,563	136,940
Repayment of long-term debt	(23,189)	(42,920)	(204,832)
Other	(3,717)	(2,958)	(32,833)
Net cash provided by (used for) financing activities	¥ (15,458)	¥ (14,818)	$ (136,543)
Effect of exchange rate changes	173	105	1,528
Net decrease in cash and cash equivalents	(11,761)	(6,207)	(103,887)
Cash and cash equivalents at beginning of year	44,385	42,375	392,059
Decrease in cash and cash equivalents by change of consolidation period of subsidiaries	-	(39)	-
Decrease in cash and cash equivalents arising from exclusion of consolidated subsidiaries	(111)	-	(980)
Cash and cash equivalents at end of year	¥ 32,513	¥ 36,129	$ 287,192

Segment information

(a) Information by industry segment

	Millions of yen				
	Six months ended September 30, 2005				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	**¥ 53,736**	**¥ 589**	**¥ 54,325**	**¥ 53,561**	**¥ 764**
Rolling Stock, Construction Machinery & Crushing Plant	**84,331**	**465**	**84,796**	**82,529**	**2,267**
Aerospace	**91,293**	**951**	**92,244**	**86,643**	**5,601**
Gas Turbines & Machinery	**69,093**	**7,150**	**76,243**	**74,898**	**1,345**
Plant & Infrastructure Engineering	**68,609**	**6,121**	**74,730**	**80,395**	**(5,665)**
Consumer products & Machinery	**166,339**	**2,295**	**168,634**	**163,490**	**5,144**
Other	**60,178**	**21,846**	**82,024**	**79,021**	**3,003**
Total	**593,579**	**39,417**	**632,996**	**620,537**	**12,459**
Eliminations	**-**	**(39,417)**	**(39,417)**	**(39,535)**	**118**
Consolidated total	**¥ 593,579**	**¥ -**	**¥ 593,579**	**¥ 581,002**	**¥ 12,577**

	Millions of yen				
	Six months ended September 30, 2004				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	¥ 44,471	¥ 507	¥ 44,978	¥ 42,092	¥ 2,886
Rolling Stock, Construction Machinery & Crushing Plant	67,600	715	68,315	65,117	3,198
Aerospace	73,460	831	74,291	73,222	1,069
Gas Turbines & Machinery	68,170	8,803	76,973	77,345	(372)
Plant & Infrastructure Engineering	67,463	5,655	73,118	80,259	(7,141)
Consumer products & Machinery	156,490	2,531	159,021	154,219	4,802
Other	60,061	19,730	79,791	77,232	2,559
Total	537,715	38,772	576,487	569,486	7,001
Eliminations	-	(38,772)	(38,772)	(38,716)	(56)
Consolidated total	¥ 537,715	¥ -	¥ 537,715	¥ 530,770	¥ 6,945

	Thousands of U.S. dollars				
	Six months ended September 30, 2005				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Shipbuilding	*$ 474,658*	*$ 5,203*	*$ 479,861*	*$ 473,112*	*$ 6,749*
Rolling Stock, Construction Machinery & Crushing Plant	*744,908*	*4,107*	*749,015*	*728,990*	*20,025*
Aerospace	*806,404*	*8,400*	*814,804*	*765,330*	*49,474*
Gas Turbines & Machinery	*610,308*	*63,157*	*673,465*	*661,585*	*11,880*
Plant & Infrastructure Engineering	*606,033*	*54,068*	*660,101*	*710,140*	*(50,039)*
Consumer products & Machinery	*1,469,296*	*20,272*	*1,489,568*	*1,444,130*	*45,438*
Other	*531,561*	*192,969*	*724,530*	*698,004*	*26,526*
Total	*5,243,168*	*348,176*	*5,591,344*	*5,481,291*	*110,053*
Eliminations	*-*	*(348,176)*	*(348,176)*	*(349,218)*	*1,042*
Consolidated total	*$ 5,243,168*	*$ -*	*$ 5,243,168*	*$ 5,132,073*	*$ 111,095*

(b) Information by geographic area

	Millions of yen				
	Six months ended September 30, 2005				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	¥ 445,137	¥ 99,957	¥ 545,094	¥ 534,427	¥ 10,667
North America	97,241	6,997	104,238	104,000	238
Europe	36,638	1,888	38,526	37,833	693
Asia	11,307	8,708	20,015	19,286	729
Other Areas	3,256	54	3,310	3,479	(169)
Total	593,579	117,604	711,183	699,025	12,158
Eliminations	-	(117,604)	(117,604)	(118,023)	419
	¥ 593,579	¥ -	¥ 593,579	¥ 581,002	¥ 12,577

	Millions of yen				
	Six months ended September 30, 2004				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	¥ 401,293	¥ 83,699	¥ 484,992	¥ 481,348	¥ 3,644
North America	81,000	7,556	88,556	89,620	(1,064)
Europe	40,822	2,032	42,854	41,965	889
Asia	11,993	7,729	19,722	18,707	1,015
Other Areas	2,607	49	2,656	2,791	(135)
Total	537,715	101,065	638,780	634,431	4,349
Eliminations	-	(101,065)	(101,065)	(103,661)	2,596
Consolidated total	¥ 537,715	¥ -	¥ 537,715	¥ 530,770	¥ 6,945

	Thousands of U.S. dollars				
	Six months ended September 30, 2005				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Japan	*$ 3,931,958*	*$ 882,934*	*$ 4,814,892*	*$ 4,720,670*	*$ 94,222*
North America	*858,944*	*61,805*	*920,749*	*918,647*	*2,102*
Europe	*323,629*	*16,677*	*340,306*	*334,184*	*6,122*
Asia	*99,876*	*76,919*	*176,795*	*170,356*	*6,439*
Other Areas	*28,761*	*478*	*29,239*	*30,730*	*(1,491)*
Total	*5,243,168*	*1,038,813*	*6,281,981*	*6,174,587*	*107,394*
Eliminations	*-*	*(1,038,813)*	*(1,038,813)*	*(1,042,514)*	*3,701*
Consolidated total	*$ 5,243,168*	*$ -*	*$ 5,243,168*	*$ 5,132,073*	*$ 111,095*

(c) Overseas sales

	Millions of yen				*Thousands of U.S. dollars*
	Six months ended Sep. 30, 2005		Six months ended Sep. 30, 2004		*Six months ended Sep. 30, 2005*
	Overseas sales	**% against net sales**	Overseas sales	% against net sales	*Overseas sales*
North America	¥ 125,730	21.2%	¥ 99,135	18.4%	*$ 1,110,591*
Europe	51,991	8.8%	51,794	9.6%	*459,244*
Asia	105,594	17.8%	69,083	12.8%	*932,727*
Other Areas	46,077	7.7%	48,835	9.0%	*407,004*
Total	¥ 329,392	55.5%	¥ 268,847	49.9%	*$ 2,909,566*

Net sales, orders and order backlog by industry segment

For six months ended September 30, 2005 and 2004

	Millions of yen					%	Thousands of U.S. dollars	
	Six months ended Sep. 30, 2005			Six months ended Sep. 30, 2004		**% Change**	*Six months ended Sep. 30, 2005*	
Net sales :								
Shipbuilding	¥	**53,736**	**(9%)**	¥ 44,471	(8%)	**+21%**	$	474,658
Rolling Stock, Construction Machinery & Crushing Plant		**84,331**	**(14%)**	67,600	(13%)	**+25%**		744,908
Aerospace		**91,293**	**(15%)**	73,460	(14%)	**+24%**		806,404
Gas Turbines & Machinery		**69,093**	**(12%)**	68,170	(13%)	**+1%**		610,308
Plant & Infrastructure Engineering		**68,609**	**(12%)**	67,463	(13%)	**+2%**		606,033
Consumer products & Machinery		**166,339**	**(28%)**	156,490	(29%)	**+6%**		1,469,296
Other		**60,178**	**(10%)**	60,061	(10%)	**+0%**		531,561
Total	¥	**593,579**	**(100%)**	¥ 537,715	(100%)	**+10%**	$	5,243,168
Orders :								
Shipbuilding	¥	**38,469**	**(7%)**	¥ 73,031	(15%)	**-47%**	$	339,802
Rolling Stock, Construction Machinery & Crushing Plant		**77,678**	**(15%)**	37,080	(7%)	**+109%**		686,141
Aerospace		**49,371**	**(10%)**	34,236	(7%)	**+44%**		436,101
Gas Turbines & Machinery		**97,161**	**(19%)**	84,548	(17%)	**+15%**		858,237
Plant & Infrastructure Engineering		**26,285**	**(5%)**	57,443	(11%)	**-54%**		232,179
Consumer products & Machinery		**166,339**	**(32%)**	156,490	(31%)	**+6%**		1,469,296
Other		**61,391**	**(12%)**	60,262	(12%)	**+2%**		542,275
Total	¥	**516,694**	**(100%)**	¥ 503,090	(100%)	**+3%**	$	4,564,031

	Millions of yen					%	Thousands of U.S. dollars	
	As of Sep. 30, 2005			As of Mar. 31, 2005		**% Change**	*As of Sep. 30, 2005*	
Order backlog :								
Shipbuilding	¥	**252,825**	**(21%)**	¥ 263,707	(21%)	**-4%**	$	2,233,239
Rolling Stock, Construction Machinery & Crushing Plant		**297,326**	**(25%)**	300,837	(24%)	**-1%**		2,626,323
Aerospace		**247,671**	**(21%)**	287,441	(23%)	**-14%**		2,187,713
Gas Turbines & Machinery		**194,754**	**(16%)**	163,440	(13%)	**+19%**		1,720,290
Plant & Infrastructure Engineering		**169,345**	**(14%)**	210,160	(17%)	**-19%**		1,495,848
Consumer products & Machinery		**-**	**(- %)**	-	(- %)	**-%**		-
Other		**29,796**	**(3%)**	28,824	(2%)	**-3%**		263,192
Total	¥	**1,191,717**	**(100%)**	¥ 1,254,409	(100%)	**-5%**	$	10,526,605

EXHIBIT 3

平成17年度中（平成17年４月１日から
平成17年９月30日まで）

半　期　報　告　書

川崎重工業株式会社

(361009)

平成17年度中（自平成17年４月１日　至平成17年９月30日）

半　期　報　告　書

1　本書は半期報告書を証券取引法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成17年11月28日に提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した半期報告書に添付された中間監査報告書を末尾に綴じ込んでおります。

川崎重工業株式会社

目　　　次

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成17年11月28日
【中間会計期間】	平成17年度中 （自　平成17年４月１日　至　平成17年９月30日）
【会社名】	川崎重工業株式会社
【英訳名】	Kawasaki Heavy Industries, Ltd.
【代表者の役職氏名】	取締役社長　　大　橋　忠　晴
【本店の所在の場所】	神戸市中央区東川崎町３丁目１番１号
【電話番号】	(078) 682-5001（大代表）
【事務連絡者氏名】	財務経理部副部長　　村　上　雄　二
【最寄りの連絡場所】	神戸市中央区東川崎町１丁目１番３号 （神戸クリスタルタワー）
【電話番号】	(078) 371-9551
【事務連絡者氏名】	財務経理部副部長　　村　上　雄　二
【縦覧に供する場所】	川崎重工業株式会社東京本社 （東京都港区浜松町２丁目４番１号 （世界貿易センタービル）） 川崎重工業株式会社関西支社 （大阪市北区堂島浜２丁目１番29号（古河大阪ビル）） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜１丁目８番16号） 株式会社名古屋証券取引所 （名古屋市中区栄３丁目３番17号）

第一部 【企業情報】

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

(1) 最近３中間連結会計期間及び最近２連結会計年度に係る主要な経営指標等の推移

連結会計年度		平成15年度中	平成16年度中	平成17年度中	平成15年度	平成16年度
会計期間		自 平成15年４月１日 至 平成15年９月30日	自 平成16年４月１日 至 平成16年９月30日	自 平成17年４月１日 至 平成17年９月30日	自 平成15年４月１日 至 平成16年３月31日	自 平成16年４月１日 至 平成17年３月31日
売上高	(百万円)	523,269	537,715	593,578	1,160,252	1,241,591
経常利益又は経常損失（△）	(百万円)	△963	7,045	11,898	12,140	21,044
中間（当期）純利益又は中間純損失（△）	(百万円)	△3,395	3,364	5,232	6,332	11,478
純資産額	(百万円)	180,879	194,127	207,498	190,175	201,464
総資産額	(百万円)	1,160,291	1,114,029	1,193,900	1,156,904	1,194,472
１株当たり純資産額	(円)	125.38	134.57	143.86	131.82	139.64
１株当たり中間（当期）純利益又は中間純損失（△）	(円)	△2.35	2.33	3.62	4.37	7.92
潜在株式調整後１株当たり中間（当期）純利益	(円)	―	2.09	3.04	4.22	6.81
自己資本比率	(％)	15.5	17.4	17.3	16.4	16.8
営業活動によるキャッシュ・フロー	(百万円)	11,000	19,815	11,216	42,810	71,422
投資活動によるキャッシュ・フロー	(百万円)	△14,315	△11,309	△7,692	△25,868	△17,714
財務活動によるキャッシュ・フロー	(百万円)	△4,587	△14,818	△15,457	△35,544	△51,839
現金及び現金同等物の中間期末（期末）残高	(百万円)	52,632	36,128	32,512	42,375	44,385
従業員数	(名)	29,651	29,126	29,024	29,306	28,682

(注) １ 売上高には、消費税等は含まれていない。

２ 潜在株式調整後１株当たり中間（当期）純利益については、平成15年度中は１株当たり中間純損失が計上されているため記載していない。

(2) 提出会社の最近３中間会計期間及び最近２事業年度に係る主要な経営指標等の推移

事業年度		平成15年度中	平成16年度中	平成17年度中	平成15年度	平成16年度
会計期間		自 平成15年4月1日 至 平成15年9月30日	自 平成16年4月1日 至 平成16年9月30日	自 平成17年4月1日 至 平成17年9月30日	自 平成15年4月1日 至 平成16年3月31日	自 平成16年4月1日 至 平成17年3月31日
売上高	(百万円)	297,370	357,843	361,495	782,550	876,233
経常利益又は経常損失(△)	(百万円)	△6,822	△2,461	4,494	10,730	11,357
中間(当期)純利益又は中間純損失(△)	(百万円)	△3,438	△1,606	2,689	6,908	7,935
資本金	(百万円)	81,427	81,427	81,427	81,427	81,427
発行済株式総数	(千株)	1,443,394	1,443,394	1,443,394	1,443,394	1,443,394
純資産額	(百万円)	158,376	162,734	173,613	164,160	171,632
総資産額	(百万円)	826,626	833,312	873,074	870,628	912,894
１株当たり中間(年間)配当額	(円)	―	―	―	2.0	2.5
自己資本比率	(%)	19.1	19.5	19.8	18.8	18.8
従業員数	(名)	11,408	10,829	9,963	10,937	10,579

(注) 1 売上高には、消費税等は含まれていない。

2 １株当たり純資産額、１株当たり中間(当期)純利益及び潜在株式調整後１株当たり中間(当期)純利益については中間連結財務諸表を作成しているため記載を省略している。

2 【事業の内容】

当中間連結会計期間において、当グループ(提出会社及び関係会社)が営む事業の内容について、重要な変更はない。

3 【関係会社の状況】

(1) 平成17年4月1日をもって、提出会社は会社分割により、プラント・環境・鉄構事業のプラント部門を分割した。同部門は、川重プラント㈱(連結子会社)に承継され、同社は商号をカワサキプラントシステムズ㈱(連結子会社)に変更した。なお、承継後の状況は以下のとおりである。

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有又は被所有割合(%)	関係内容
(連結子会社)		百万円			
カワサキプラントシステムズ㈱	神戸市中央区	5,000	プラント・環境・鉄構事業	100.00	役員の兼任3名(うち従業員3名)

(注) 「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載している。

(2) 平成17年4月1日をもって、提出会社は会社分割により、車両事業の破砕機部門を分割し、同部門は㈱アーステクニカ(持分法適用関連会社)に承継された。なお、承継後の状況は以下のとおりである。

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有又は被所有割合(%)	関係内容
(持分法適用関連会社)		百万円			
㈱アーステクニカ	東京都中央区	1,200	車両事業	50.00	役員の兼任2名(うち従業員2名)

(注) 「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載している。

4 【従業員の状況】

(1) 連結会社の状況

平成17年9月30日現在

事業の種類別セグメントの名称	従業員数(名)
船舶	2,514
車両	2,956
航空宇宙	5,497
ガスタービン・機械	2,865
プラント・環境・鉄構	3,237
汎用機	8,660
その他	2,717
全社共通	578
合計	29,024

(注) 従業員数は就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

(2) 提出会社の状況

平成17年９月30日現在

従業員数（名）	9,963

(注)　従業員数は就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

(3) 労働組合の状況

当中間連結会計期間中、連結会社において労働組合との間に特記すべき事項は生じていない。

第２ 【事業の状況】

１ 【業績等の概要】

(1) 業績

①当中間連結会計期間の連結業績の概況

当中間連結会計期間における経済環境は、国内景気が企業収益の回復による民間設備投資の増加など、回復基調で推移した他、海外経済も米国や中国などで景気の拡大が続き、欧州も回復しつつあるなど総じて堅調に推移したが、当社を取り巻く環境は、国内公共投資の縮小や素材価格の上昇など、総じて厳しい状況となった。

このような経営環境の下、当グループは積極的に営業活動を展開した結果、連結受注高は、車両事業で大型案件を受注したこと等により、5,166億円と前年同期比136億円の増加となった。

連結売上高については、車両事業・航空宇宙事業を中心に全ての事業で増加し、全体では前年同期を558億円上回る5,935億円となった。

利益面については、為替レートが円安ドル高傾向で推移したことに加え、航空宇宙事業の伸張、ガスタービン・機械事業の好転、汎用機事業が堅調であったこと等により、営業利益は125億円と前年同期比56億円増加し、経常利益は前年同期比48億円増加の118億円となった。

一方、固定資産減損損失30億円、独禁法違反に係る損失５億円等37億円を特別損失に計上した結果、中間純利益は前年同期比18億円増加の52億円となった。

また、当中間会計期間の単独業績については、受注高3,113億円、売上高3,614億円、経常利益44億円、中間純利益26億円となった。

なお、当グループの事業特性として、上半期に比べ下半期に完成する工事の割合が大きいため、連結会計年度の上半期の売上高と下半期の売上高との間に相違があり、上半期と下半期の業績に季節的変動がある。

②当中間連結会計期間の主要セグメント別業績概要

［事業の種類別セグメント］

船舶事業

連結受注高は、ＬＮＧ船２隻、ＬＰＧ船１隻の計３隻を受注した結果、全体では384億円となり、ＬＮＧ船、ＶＬＣＣ等計６隻を受注した前年同期と比べ345億円の減少となった。

連結売上高はＬＮＧ船、ばら積み貨物船等を売上に計上し、前年同期比92億円増加の537億円となったが、鋼材など資材費上昇の影響等により、営業利益は前年同期比21億円減少の７億円となった。

車両事業

連結受注高は、北米向け通勤車両の大型受注があったことから、前年同期と比べ405億円増加の776億円と、大幅に増加した。

連結売上高は、台湾向け高速鉄道車両の納入がピークを迎えたことに加え、建設機械部門も堅調に推移したことから、全体では843億円と前年同期比167億円増加した。一方、新型車両の開発費用負担の増加等もあり、営業利益は22億円と前年同期比９億円の減少となった。

航空宇宙事業

連結受注高は、ボーイング７６７・７７７旅客機分担製造品を中心に民需が増加し、前年同期比151億円増加の493億円となった。

連結売上高は、防衛庁向け次期固定翼哨戒機・次期輸送機開発案件が寄与したほか、ボーイング７７７旅客機分担製造品の増加等により、前年同期比178億円増加の912億円となった。営業利益は、増収に加えて為替の影響等もあり、前年同期比45億円増加の56億円となった。

ガスタービン・機械事業

連結受注高は、ガスタービン部門のＴＲＥＮＴなど民間航空機用エンジン分担製造品が増加し、前年同期から126億円増加の971億円となった。

連結売上高は、690億円と前年同期比９億円の増加にとどまったが、前年同期の新型ガスタービン初期コストの負担減少等により、営業利益は前年同期比17億円好転し、13億円となった。

プラント・環境・鉄構事業

連結受注高は、環境部門の大口案件が減少し、鉄構部門の指名停止の影響もあったことから、前年同期比311億円減少の262億円にとどまった。

連結売上高はプラント部門でフィリピン向け火力発電所など、環境部門で地方公共団体向け都市ごみ焼却設備などを売上に計上し、前年同期比11億円増加の686億円となった。一方、営業損益は、プラント部門の損失が減少したこと等により、前年同期からは14億円改善し、56億円の損失となった。

汎用機事業

連結売上高は、北米における販売が増加したことに加え、国内向けの産業用ロボットの販売が堅調に推移したことにより、前年同期比98億円増加の1,663億円となった。営業利益は、増収効果などにより、前年同期比３億円増加の51億円となった。

その他事業

連結売上高は、前年同期並みの601億円となり、営業利益は中国向けが引き続き好調な油圧機器部門が高水準で推移し、前年同期比４億円増加の30億円となった。

［所在地別セグメント］

日本は、提出会社の増収増益を主因に、売上高は前年同期比438億円増加の4,451億円、営業利益は前年同期比70億円増加の106億円となった。

北米は、汎用機事業が好調だったこと等により、売上高は前年同期比162億円増加の972億円となった。営業利益は13億円好転の２億円となった。

欧州は、汎用機事業の減収・減益により、売上高は41億円減少の366億円、営業利益は１億円減少の６億円となった。

アジアは、前年同期並みの、売上高113億円、営業利益７億円となった。

(2) キャッシュ・フローの状況

連結キャッシュ・フローについては、当中間連結会計期間の営業活動において112億円の資金の純増（前年同期は198億円の純増）となった。また、投資活動においては、前中間連結会計期間並みの設備投資を行なった一方、投資有価証券の売却による収入等により76億円の資金の純減（前年同期は113億円の純減）となった結果、フリーキャッシュ・フローは35億円の資金の純増となった。財務活動では、借入金の返済や社債の償還を行ったことにより、154億円の資金の純減（前年同期は148億円の純減）となった。これらの結果、当中間連結会計期間末における現金及び現金同等物の残高は、前連結会計年度末に比べ118億円減少し325億円となった。

2 【生産、受注及び販売の状況】

(1) 生産実績

当中間連結会計期間における生産実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメント	生産高（百万円）	前年同期比（%）
船舶	49,849	20.5
車両	82,624	21.1
航空宇宙	97,333	30.2
ガスタービン・機械	76,405	21.1
プラント・環境・鉄構	93,793	20.4
汎用機	141,699	6.2
その他	72,736	1.8
合計	614,442	15.9

(注) 1 上記金額には、消費税等は含まれていない。
2 金額は、生産高（製造原価）によっている。

(2) 受注実績

当中間連結会計期間における受注実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメント	受注高（百万円）	前年同期比（%）	受注残高（百万円）	前年同期比（%）
船舶	38,468	△47.3	252,824	11.6
車両	77,677	109.4	297,326	10.1
航空宇宙	49,371	44.2	247,671	11.0
ガスタービン・機械	97,160	14.9	194,753	21.5
プラント・環境・鉄構	26,285	△54.2	169,344	△36.3
汎用機	166,338	6.2	—	—
その他	61,392	1.8	29,796	8.9
合計	516,694	2.7	1,191,717	1.5

(注) 1 上記金額には、消費税等は含まれていない。
2 汎用機事業については、主として見込み生産を行っていることから、受注高について売上高と同額とし、受注残高を表示していない。
3 セグメント間の取引については、受注高及び受注残高から相殺消去している。

(3) 販売実績

当中間連結会計期間における販売実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメント	販売高（百万円）	前年同期比（%）
船舶	53,736	20.8
車両	84,331	24.7
航空宇宙	91,293	24.2
ガスタービン・機械	69,093	1.3
プラント・環境・鉄構	68,609	1.6
汎用機	166,338	6.2
その他	60,176	0.1
合計	593,578	10.3

(注) 1　上記金額には、消費税等は含まれていない。

2　販売高は、外部顧客に対する売上高である。

3　最近2中間連結会計期間における主な相手先別の販売実績及び当該販売実績の総販売実績に対する割合

相手先	前中間連結会計期間		当中間連結会計期間	
	金額（百万円）	割合（%）	金額（百万円）	割合（%）
防衛庁	78,041	14.5	91,437	15.4

3 【対処すべき課題】

[経営の基本方針および経営目標]

当グループは、先端技術をもって陸・海・空にわたる新しい価値を創造し社会の発展に貢献するという理念の下、技術やブランドで差別化された優れた製品・サービスを顧客に提供することにより顧客満足度の向上を図り、企業価値を高めるとともに、株主をはじめ顧客、従業員、地域社会の期待に応えていくことを経営の基本方針としている。

利益配分については、将来の成長に備えて経営基盤の強化・拡充を図るため、内部留保の充実に配慮しつつ、業績に応じた配当を行い株主の期待に応えていくことを基本方針としている。

[目標とする経営指標]

目標とする経営指標は、投資家の期待に応える利益を稼得することを目的として、資本効率を測る指標である投下資本利益率(ＲＯＩＣ ＝ (税引前利益 ＋ 支払利息) ÷ 投下資本)を採用している。ＲＯＩＣの最大化を目指すなかで、利益の拡大と同時に、投下資本の効率化を図ることにより、財務体質も強化していく。

[中期的経営戦略]

現中期経営計画においては、事業環境の変化に適応した事業構造への転換により高収益体質を確立し、持続的な成長軌道に乗せることを目指している。

その一環として、事業の選択と集中を進めており、中核・育成事業と位置づけている航空宇宙事業、汎用機事業、車両事業、ガスタービン・機械事業を中心に経営資源を重点投入し、収益の柱として強化している。一方、国際競争の激化や、公共投資の低迷をはじめとする厳しい事業環境が続いている船舶事業、プラント・環境・鉄構事業については、構造改革事業と位置づけ、事業構造の改革による収益力の向上を図っている。

また、事業全般にわたって、「質主量従」の経営方針の下、技術やブランドで差別化された製品・サービスの提供や製品のライフサイクル全般を視野に入れたビジネスモデルの変革などを通じて収益力を高めていくことを目指している。

[会社の対処すべき課題]

公共投資の低迷や鋼材をはじめとした素材価格の上昇など厳しい経営環境の中にあって、安定的な収益基盤を確立し、持続的な成長を果たすために、引き続き事業構造の改革や収益力強化のための諸施策を着実に推進していく。

事業構造の改革という点では、事業の選択と集中という方針の下で、航空宇宙、汎用機、車両、ガスタービン・機械の４事業を中核・育成事業と位置付けて、強化を図っている。

航空宇宙事業では、次期固定翼哨戒機・次期輸送機開発やボーイング７８７などの新規プロジェクトの遂行に取組むとともに重点的な設備投資を行っている。汎用機事業では、更なるブランド価値向上を目指し、製品競争力の一層の強化に取組んでいる。車両事業では、中国や北米をはじめとした旺盛な需要に対応するため、海外を中心に事業運営体制の強化を図っている。また、ガスタービン・機械事業では、産業用ガスタービン分野の拡充に取組むとともに、ボーイング７８７への搭載が決定されているロールス・ロイス社のＴＲＥＮＴ１０００への開発・生産に向けて設備投資を行っている。

一方、構造改革事業と位置付けていた船舶事業、プラント・環境・鉄構事業については、更なる抜本的な構造改革に取組んできている。

この一環として、世界的に熾烈な競争下にあって収益力が低迷しているプラント部門について、本年４月にカワサキプラントシステムズ株式会社として分社した。分社・独立を通じて経営のフレキシビリティを高め、機動的な事業運営を行うとともに、競争優位にある製品を中心に事業の選択と集中を徹底することによって、早期に同部門の収益改善を図ることとしている。

また、鉄構部門については、従来から公共事業をはじめとした需要の減少に対応し、工場の集約など様々な構造改革を実施してきたが、今般の鋼鉄製橋梁工事入札における独占禁止法違反事件によって、今後の橋梁市場は不透明な状況となっているため、橋梁技術は温存しつつも、橋梁分野に頼らない構造への転換を図り、生き残りをかけた再建を行っていく。その一環として、本年７月１日付けで従来単独の事業部門であった鉄構ビジネスセンターを大型構造物ビジネスセンターと改称のうえ、車両カンパニーに編入し、鉄構部門の有する経営資源を、事業拡大局面にある車両部門をはじめグループ内で有効活用するとともに、生産体制の見直し、生産技術力の向上等、グループ全体の支援の下で抜本的な事業構造の改革を推進していく。

こうした事業構造の改革に加えて、厳しい事業環境の中で当グループの収益力を高めていくために、「質主量従」という経営方針を一層徹底し、当グループの技術力を基礎として付加価値の高い差別化された製品・サービスの提供に努めるとともに、固定費や製造コストの削減に引き続き取組んでいく。

当グループは、このように事業環境の変化に適応すべく、引き続き、事業構造の改革と事業全般にわたる一段の収益力強化に取組むことにより、持続的成長を目指していく。

4 【経営上の重要な契約等】

当中間連結会計期間において、経営上の重要な契約等はない。

5 【研究開発活動】

当中間連結会計期間は、今後の成長が期待される航空宇宙、汎用機、車両、ガスタービン・機械の４事業を中核・育成事業と位置付け、それら製品のシステム化・高度化のための研究開発、製品価格競争力強化のための技術開発、および当グループ製品の差別化や付加価値向上に必要な基盤技術の研究等を積極的に推進した。これらのための当中間連結会計期間における研究開発費は112億円である。

当中間連結会計期間における各事業セグメントの主な研究開発内容は以下の通りである。

航空宇宙事業では、無人機等の新規分野への展開を目指した防衛関連の研究開発をはじめ、ＢＫ１１７Ｃ－２ヘリコプタ改良研究などの民需製品開発、将来民間機の研究、宇宙分野などを中心に４億円の研究開発投資を実施した。

汎用機事業では、スポーツ、クルーザー、モトクロスの主要カテゴリーに投入する06年型二輪車ニューモデルの開発をはじめ、来年度以降に上市を計画している二輪車、四輪バギー車（ＡＴＶ）、多用途四輪車、パーソナルウォータークラフト、汎用ガソリンエンジンの新機種の試験研究、また、将来を見据えた二輪車用次世代エンジンの研究などを実施した。産業用ロボットでは、新機種ロボット及びコントローラーを中心に研究開発を実施し、全体で66億円の研究開発投資を実施した。

車両事業は、車両部門では次世代車両の開発をはじめ、新しい接合技術による次世代通勤車両の開発、アクティブ制振技術や車内環境制御技術、生産合理化技術を中心に研究開発を実施した。建設機械部門では、排ガス規制・騒音規制に対応した次世代中・大型ホイールローダ関連の開発を実施した。事業全体で４億円の研究開発投資を行った。

ガスタービン・機械事業は、分散型エネルギーシステム関連では高効率・低公害のガスタービンエンジン、ＣＣＰＰ用蒸気タービン等の新機種の開発やその要素技術の研究を行った。また、航空エンジン関連では環境適応型ジェットエンジン、防衛関連では護衛艦用発電装置・推進装置や潜水艦用主機を中心に研究開発を行った。この他、高効率ブロワや次世代型吸収冷温水機の開発を実施し、全体で７億円の研究開発投資を行った。

船舶事業では、主要製品である液化天然ガス運搬船（ＬＮＧ運搬船）を中心にした新船型開発、船殻構造の合理化研究をはじめ、自律型無人潜水機や自動操船システムの実用化開発などに１億円の研究開発投資を実施した。

プラント・環境・鉄構事業では、エネルギー・環境・インフラ関連の開発に注力し、有価金属回収技術、灰処理技術、風力発電システム、および次世代型環境装置（直溶炉、ガス化溶融炉および廃棄物のリサイクルシステム）などの開発に対し、合計で２億円の研究開発投資を行った。

上記の他、本社研究開発部門は、各事業製品のシステム化・高度化、差別化、性能・品質向上、価格競争力強化のための基盤技術（各種シミュレーション技術、解析技術、メカトロ・制御技術など）、及び新型蓄電システム、バイオマス利用等の次世代分散型エネルギーシステム、パワーエレクトロニクス応用システムや次世代生産システム技術等の研究開発を実施した。これに加え、その他事業における新型空気呼吸器、介護支援システムの開発や、油圧ポンプ・コントロール弁の要素技術研究を含め26億円を投資した。

これらの研究開発の実施にあたっては、各事業部門と本社研究開発部門が相互に連携・協力し、総合技術力による製品の差別化、高度化を図っている。さらに、海外企業との共同開発をはじめ、先進分野での産・学・官とのコラボレーションを一層強化することにより、研究開発の効率化、新分野への取り組み強化を図っている。

なお、従来、製造費用として処理している汎用機事業におけるニューモデル開発等に係る費用については、研究開発費の集計に含めていなかったが、近年の汎用機事業の業績全体に対する比重の高まりを受け、財務諸表等の利用者の意思決定に有用かつ適切な情報を提供すること及び他社の財務諸表との比較可能性を担保することを目的として、当中間連結会計期間から研究開発費の集計に含めている。

第３　【設備の状況】

１　【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はない。

２　【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却について、重要な変更はない。

第４　【提出会社の状況】

１　【株式等の状況】

(1)　【株式の総数等】

①　【株式の総数】

種類	会社が発行する株式の総数（株）
普通株式	3,360,000,000
計	3,360,000,000

②　【発行済株式】

種類	中間会計期間末現在発行数（株）(平成17年９月30日)	提出日現在発行数（株）(平成17年11月28日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	1,443,394,172	同左	東京、大阪、名古屋、各証券取引所	―
計	1,443,394,172	同左	―	―

（注）　１　提出日現在の発行数には、平成17年11月１日からこの半期報告書提出日までの新株予約権の行使（旧商法に基づき発行された転換社債の転換を含む。）により発行された株式数は含まれていない。

２　東京、大阪、名古屋は市場第一部である。

(2)　【新株予約権等の状況】

新株予約権に関する事項は、次のとおりである。

①2010年満期ユーロ円建転換社債型新株予約権付社債（平成15年12月８日発行）

	中間会計期間末現在（平成17年９月30日）	提出日の前月末現在（平成17年10月31日）
新株予約権の数（個）	25,000	25,000
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	137,362,637	137,362,637
新株予約権の行使時の払込金額（円）	182	182
新株予約権の行使期間	平成15年12月22日～ 平成22年９月16日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　182 資本組入額　91	同左
新株予約権の行使の条件	当社が本社債につき期限の利益を喪失した場合には、以後本新株予約権を行使することはできないものとする。また、各本新株予約権の一部行使はできないものとする。	同左
新株予約権の譲渡に関する事項	本新株予約権は、転換社債型新株予約権付社債に付されたものであり、本社債からの分離譲渡はできない。	同左
新株予約権付社債の残高（百万円）	25,000	25,000

②2011年満期ユーロ円建転換社債型新株予約権付社債（平成16年９月21日発行）

	中間会計期間末現在（平成17年９月30日）	提出日の前月末現在（平成17年10月31日）
新株予約権の数（個）	25,000	25,000
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	107,758,620	107,758,620
新株予約権の行使時の払込金額（円）	232	232
新株予約権の行使期間	平成16年10月12日～ 平成23年９月16日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　232 資本組入額　116	同左
新株予約権の行使の条件	当社が本社債につき期限の利益を喪失した場合には、以後本新株予約権を行使することはできないものとする。また、各本新株予約権の一部行使はできないものとする。	同左
新株予約権の譲渡に関する事項	本新株予約権は、転換社債型新株予約権付社債に付されたものであり、本社債からの分離譲渡はできない。	同左
新株予約権付社債の残高（百万円）	25,000	25,000

③商法旧第341条ノ２の規定に基づく転換社債

第５回無担保転換社債（平成６年８月10日発行）

	中間会計期間末現在（平成17年９月30日）	提出日の前月末現在（平成17年10月31日）
転換社債の残高（百万円）	17,118	17,118
転換価格（円）	459	459
資本組入額（円）	※	※

第８回無担保転換社債（平成８年７月25日発行）

	中間会計期間末現在（平成17年９月30日）	提出日の前月末現在（平成17年10月31日）
転換社債の残高（百万円）	7,520	7,520
転換価格（円）	598	598
資本組入額（円）	※	※

第９回無担保転換社債（平成８年７月25日発行）

	中間会計期間末現在 （平成17年９月30日）	提出日の前月末現在 （平成17年10月31日）
転換社債の残高（百万円）	7,039	7,039
転換価格（円）	598	598
資本組入額（円）	※	※

※　資本組入額は、当該転換価額に0.5を乗じた額とし、計算の結果１円未満の端数を生じるときは、その端数を切り上げた額とする。

(3) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数（千株）	発行済株式総数残高（千株）	資本金増減額（百万円）	資本金残高（百万円）	資本準備金増減額（百万円）	資本準備金残高（百万円）
平成17年４月１日～ 平成17年９月30日	―	1,443,394	―	81,427	―	29,204

(4) 【大株主の状況】

平成17年９月30日現在

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（％）
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海１丁目８番11号	82,158	5.69
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町２丁目11番３号	79,044	5.47
みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託	東京都中央区晴海１丁目８番12号	57,443	3.97
日本生命保険相互会社	東京都千代田区丸の内１丁目６番６号	52,516	3.63
川崎重工業従業員持株会	神戸市中央区東川崎町１丁目１番３号	52,052	3.60
東京海上日動火災保険株式会社	東京都千代田区丸の内１丁目２番１号	50,541	3.50
川崎重工共栄会	神戸市中央区東川崎町１丁目１番３号	31,355	2.17
ＪＦＥスチール株式会社	東京都千代田区内幸町２丁目２番３号	27,634	1.91
日本興亜損害保険株式会社	東京都千代田区霞が関３丁目７番３号	27,521	1.90
株式会社三井住友銀行	東京都千代田区有楽町１丁目１番２号	26,828	1.85
計	―	487,096	33.74

（注）１　上記の所有株式数のうち、信託業務に係る株式数は、つぎのとおりである。

日本トラスティ・サービス信託銀行株式会社（信託口）　82,158千株

日本マスタートラスト信託銀行株式会社（信託口）　79,044千株

２　みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託の持株数57,443千株は、株式会社みずほ銀行が同行に委託した退職給付信託の信託財産であり、その議決権行使の指図権は株式会社みずほ銀行が留保している。

3　株式会社みずほ銀行および共同保有者（株式会社みずほコーポレート銀行、みずほ証券株式会社、みずほ信託銀行株式会社、みずほインベスターズ証券株式会社、第一勧業アセットマネジメント株式会社、富士投信投資顧問株式会社、みずほインターナショナルPLC）から平成17年８月15日付で変更報告書の提出があり、平成17年７月31日現在で以下の株式を所有している旨の報告を受けている。株式会社みずほ銀行が所有する57,443千株については、大株主の状況にみずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託名義で記載しているが、他の共同保有者については、当社として当中間期末現在における実質所有株式数の確認ができないため、大株主の状況には含めていない。なお、変更報告書の内容は以下のとおりである。

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（%）
株式会社みずほ銀行	東京都千代田区内幸町１丁目１番５号	57,443	3.97
株式会社みずほコーポレート銀行	東京都千代田区丸の内１丁目３番３号	4,787	0.33
みずほ証券株式会社	東京都千代田区大手町１丁目５番１号	837	0.05
みずほ信託銀行株式会社	東京都中央区八重洲１丁目２番１号	12,756	0.88
みずほインベスターズ証券株式会社	東京都中央区日本橋茅場町１丁目13番16号	3	0.00
第一勧業アセットマネジメント株式会社	東京都千代田区有楽町１丁目７番１号	21,370	1.48
富士投信投資顧問株式会社	東京都中央区日本橋小舟町８番１号	157	0.01
みずほインターナショナルPLC	Bracken House, One Friday Street, London, EC4M 9JA, United Kingdom	1,095	0.07

4　Marathon Asset Management LLP から平成17年９月９日付で大量保有報告書の提出があり、平成17年８月31日現在で以下の株式を所有している旨の報告を受けているが、当社として当中間期末現在における実質所有株式数の確認ができないので、大株主の状況には含めていない。なお、大量保有報告書の内容は以下のとおりである。

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（%）
Marathon Asset Management LLP	Orion House, 5 Upper St. Martin's Lane, London WC2H 9EA, UK	76,296	5.28

5　Goldman Sachs(Japan)Ltd.および共同保有者（Goldman Sachs International、Goldman Sachs & Co.、ゴールドマン・サックス・アセット・マネジメント株式会社）から平成17年10月14日付で大量保有報告書の提出があり、平成17年９月30日現在で以下の株式を所有している旨の報告を受けているが、当社として当中間期末現在における実質所有株式数の確認ができないため、大株主の状況には含めていない。なお、大量保有報告書の内容は以下のとおりである。

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（%）
Goldman Sachs(Japan)Ltd.	英国領バージン・アイランド、トルトラ、ロード・タウン、ロマスコ・プレイス、ウィックハムズ・ケイ１、私書箱3140	7,674	0.53
Goldman Sachs International	Peterborough Court, 133 Fleet Street, London EC4A 2BB UK	43,835	3.03
Goldman Sachs & Co.	85 Broad Street, New York, New York 10004, U.S.A	31,611	2.19
ゴールドマン・サックス・アセット・マネジメント株式会社	東京都港区六本木６－10－１ 六本木ヒルズ森タワー	2,359	0.16

(5) 【議決権の状況】

① 【発行済株式】

平成17年9月30日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	―	―	―
議決権制限株式（自己株式等）	―	―	―
議決権制限株式（その他）	―	―	―
完全議決権株式（自己株式等）	（自己保有株式） 普通株式 1,022,000	―	―
	（相互保有株式） 普通株式 280,000	―	―
完全議決権株式（その他）	普通株式 1,433,749,000	1,433,749	―
単元未満株式	普通株式 8,343,172	―	一単元（1,000株） 未満の株式
発行済株式総数	1,443,394,172	―	―
総株主の議決権	―	1,433,749	―

（注）1 「完全議決権株式（その他）」には証券保管振替機構名義の株式が、87,000株（議決権87個）含まれている。

2 「完全議決権株式（その他）」には株主名簿上は当社名義となっているが実質的に所有していない株式が、2,000株（議決権２個）含まれている。

3 「単元未満株式」には当社所有の自己株式が９株、および証券保管振替機構名義の株式が400株含まれている。

② 【自己株式等】

平成17年9月30日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（%）
（自己保有株式）					
川崎重工業㈱	神戸市中央区東川崎町３丁目１番１号	1,022,000	―	1,022,000	0.07
（相互保有株式）					
川崎設備工業㈱	名古屋市中区大須１丁目21番８号	280,000	―	280,000	0.01
計	―	1,302,000	―	1,302,000	0.09

（注） このほか、株主名簿上は当社名義となっているが、実質的に所有していない株式が、2,000株（議決権2個）ある。なお、当該株式数は①「発行済株式」の「完全議決権株式（その他）」の中に含めている。

2 【株価の推移】

【当該中間会計期間における月別最高・最低株価】

月別	平成17年４月	５月	６月	７月	８月	９月
最高（円）	209	211	216	226	244	302
最低（円）	183	191	194	209	211	236

（注） 最高・最低株価は、東京証券取引所市場第一部における株価である。

3 【役員の状況】

前事業年度の有価証券報告書の提出日後、当半期報告書提出日までの役員の異動はない。

(注) 当社では、コーポレートの全体最適を追求する戦略的意思決定機能と、それぞれの事業の業務執行機能を分離・強化して経営の効率性を高めるため、執行役員制度を導入している。前事業年度の有価証券報告書提出日後、当半期報告書提出日までの執行役員の異動は、次の通りである。

執行役員の担当業務の異動

地　位	氏　名	新担当業務	旧担当業務	異動年月日
執行役員	富家　勝	ガスタービン・機械カンパニー 環境ビジネスセンター長	環境ビジネスセンター長	平成17年７月１日
執行役員	能勢　修一	車両カンパニー 大型構造物ビジネスセンター長	鉄構ビジネスセンター長	平成17年７月１日
特命執行役員	黒﨑　泰充	汎用機カンパニー バイスプレジデント（ロボット担当)兼 ロボットビジネスセンター長	汎用機カンパニー バイスプレジデント兼 ロボットビジネスセンター長	平成17年10月１日
執行役員	天江　文昭	汎用機カンパニー バイスプレジデント (技術・生産・購買担当)	汎用機カンパニー バイスプレジデント兼 技術本部長	平成17年10月１日
執行役員	丹波　晟一	汎用機カンパニー バイスプレジデント (プレジデント補佐)	社長特命事項 (Kawasaki Motors Manufacturing Corp., U.S.A.担当)	平成17年10月１日

第５ 【経理の状況】

１ 中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。）に基づいて作成している。

ただし、前中間連結会計期間（平成16年４月１日から平成16年９月30日まで）については、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年１月30日内閣府令第５号）附則第３項のただし書きにより、改正前の中間連結財務諸表規則に基づいて作成している。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。）に基づいて作成している。

ただし、前中間会計期間（平成16年４月１日から平成16年９月30日まで）については、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年１月30日内閣府令第５号）附則第３項のただし書きにより、改正前の中間財務諸表等規則に基づいて作成している。

２ 監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間（平成16年４月１日から平成16年９月30日まで）及び前中間会計期間（平成16年４月１日から平成16年９月30日まで）並びに当中間連結会計期間（平成17年４月１日から平成17年９月30日まで）及び当中間会計期間（平成17年４月１日から平成17年９月30日まで）の中間連結財務諸表及び中間財務諸表について、あずさ監査法人により中間監査を受けている。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

区分	注記番号	前中間連結会計期間末(平成16年9月30日現在) 金額(百万円)		構成比(%)	当中間連結会計期間末(平成17年9月30日現在) 金額(百万円)		構成比(%)	前連結会計年度の要約連結貸借対照表(平成17年3月31日現在) 金額(百万円)		構成比(%)
(資産の部)										
Ⅰ 流動資産										
1 現金及び預金			36,519			32,685			44,628	
2 受取手形及び売掛金			299,033			364,133			402,254	
3 たな卸資産	注11		358,126			375,366			332,333	
4 繰延税金資産			20,884			21,728			20,218	
5 その他	注6,9		46,672			47,096			43,583	
貸倒引当金			△5,761			△4,005			△6,013	
流動資産合計			755,475	67.8		837,004	70.1		837,004	70.0
Ⅱ 固定資産										
1 有形固定資産	注1									
(1) 建物及び構築物	注11	93,514			89,244			93,318		
(2) 機械装置及び運搬具	注11	57,952			56,823			57,260		
(3) 土地	注11	69,173			66,457			67,997		
(4) その他	注11	26,123	246,763		27,205	239,730		24,589	243,166	
2 無形固定資産	注12		15,610			14,695			14,773	
3 投資その他の資産										
(1) 投資有価証券	注2,11	66,052			67,897			65,238		
(2) 繰延税金資産		12,980			17,256			19,259		
(3) その他	注2	21,631			21,181			19,688		
貸倒引当金		△4,484	96,179		△3,865	102,470		△4,657	99,527	
固定資産合計			358,553	32.1		356,895	29.8		357,467	29.9
資産合計			1,114,029	100.0		1,193,900	100.0		1,194,472	100.0

区分	注記番号	前中間連結会計期間末（平成16年９月30日現在）			当中間連結会計期間末（平成17年９月30日現在）			前連結会計年度の要約連結貸借対照表（平成17年３月31日現在）		
		金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
（負債の部）										
Ⅰ　流動負債										
1　支払手形及び買掛金	注11		269,656			331,494			348,388	
2　短期借入金	注11		148,183			118,496			126,996	
3　繰延税金負債			413			308			317	
4　引当金										
(1) 賞与引当金		12,806			12,094			13,957		
(2) その他		2,797	15,604		10,646	22,741		9,383	23,341	
5　その他										
(1) 前受金		103,097			132,532			106,574		
(2) 一年以内に償還予定の社債		19,609			27,118			19,609		
(3) その他	注9	56,993	179,699		67,956	227,606		73,255	199,438	
流動負債合計			613,557	55.0		700,648	58.6		698,482	58.4
Ⅱ　固定負債										
1　社債	注11		163,677			136,559			153,677	
2　長期借入金	注11		60,418			57,737			53,601	
3　繰延税金負債			2,537			1,927			1,979	
4　退職給付引当金			67,753			77,057			72,516	
5　役員退職慰労引当金			927			—			905	
6　その他			7,099			7,615			7,154	
固定負債合計			302,413	27.1		280,896	23.5		289,835	24.2
負債合計			915,970	82.2		981,544	82.2		988,317	82.7
（少数株主持分）										
少数株主持分			3,931	0.3		4,856	0.4		4,690	0.3
（資本の部）										
Ⅰ　資本金	注7		81,427	7.3		81,427	6.8		81,427	6.8
Ⅱ　資本剰余金			31,388	2.8		31,390	2.6		31,389	2.6
Ⅲ　利益剰余金			80,591	7.2		90,134	7.5		88,703	7.4
Ⅳ　その他有価証券評価差額金			16,565	1.4		19,154	1.6		16,910	1.4
Ⅴ　為替換算調整勘定			△15,746	△1.4		△14,466	△1.2		△16,842	△1.4
Ⅵ　自己株式	注8		△98	△0.0		△141	△0.0		△122	△0.0
資本合計			194,127	17.4		207,498	17.3		201,464	16.8
負債、少数株主持分及び資本合計			1,114,029	100.0		1,193,900	100.0		1,194,472	100.0

② 【中間連結損益計算書】

		前中間連結会計期間 (平成16年4月1日から 平成16年9月30日まで)			当中間連結会計期間 (平成17年4月1日から 平成17年9月30日まで)			前連結会計年度の 要約連結損益計算書 (平成16年4月1日から 平成17年3月31日まで)		
区分	注記番号	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)
I 売上高	注1		537,715	100.0		593,578	100.0		1,241,591	100.0
II 売上原価			467,660	86.9		518,618	87.3		1,088,218	87.6
売上総利益			70,054	13.0		74,960	12.6		153,373	12.3
III 販売費及び一般管理費										
1 給料手当		18,784			18,250			38,088		
2 広告宣伝費		—			—			9,805		
3 貸倒引当金繰入額		174			270			1,650		
4 研究開発費	注2	—			—			13,182		
5 その他		44,150	63,109	11.7	43,862	62,382	10.5	65,901	128,629	10.3
営業利益			6,945	1.2		12,577	2.1		24,744	1.9
IV 営業外収益										
1 受取利息		1,270			1,377			2,287		
2 受取配当金		520			635			953		
3 持分法による投資利益		452			—			505		
4 有価証券売却益		1,072			3,271			3,774		
5 その他		1,981	5,296	0.9	1,888	7,173	1.2	3,499	11,020	0.8
V 営業外費用										
1 支払利息		3,138			2,677			6,295		
2 為替差損		—			2,881			—		
3 持分法による投資損失		—			102			—		
4 その他		2,058	5,196	0.9	2,190	7,851	1.3	8,424	14,720	1.1
経常利益			7,045	1.3		11,898	2.0		21,044	1.6
VI 特別利益										
1 固定資産売却益	注3	—	—	—	—	—	—	2,864	2,864	0.2
VII 特別損失										
1 固定資産減損損失	注4	—			3,007			—		
2 独禁法違反に係る損失	注5	—			542			—		
3 子会社株式売却損	注6	—			155			—		
4 分社に伴う退職給付会計基準変更時差異等一括処理額	注7	—			—			1,315		
5 工事費用清算金	注8	—			—			1,824		
6 退職給付会計基準変更時差異償却額	注9	102	102	0.0	—	3,705	0.6	205	3,345	0.2
税金等調整前中間(当期)純利益			6,942	1.2		8,193	1.3		20,564	1.6
法人税、住民税及び事業税	注10	3,391			2,831			15,868		
法人税等調整額		—	3,391	0.6	—	2,831	0.4	△7,373	8,495	0.6
少数株主利益			186	0.0		128	0.0		589	0.0
中間(当期)純利益			3,364	0.6		5,232	0.8		11,478	0.9

③ 【中間連結剰余金計算書】

		前中間連結会計期間 (平成16年4月1日から 平成16年9月30日まで)		当中間連結会計期間 (平成17年4月1日から 平成17年9月30日まで)		前連結会計年度 (平成16年4月1日から 平成17年3月31日まで)	
区分	注記番号	金額(百万円)		金額(百万円)		金額(百万円)	
(資本剰余金の部)							
Ⅰ 資本剰余金期首残高			31,388		31,389		31,388
Ⅱ 資本剰余金増加高							
1 自己株式処分差益		0	0	0	0	1	1
Ⅲ 資本剰余金中間期末(期末)残高			31,388		31,390		31,389
(利益剰余金の部)							
Ⅰ 利益剰余金期首残高			80,468		88,703		80,468
Ⅱ 利益剰余金増加高							
1 中間(当期)純利益		3,364	3,364	5,232	5,232	11,478	11,478
Ⅲ 利益剰余金減少高							
1 配当金		2,885		3,606		2,885	
2 役員賞与		38		84		38	
3 連結子会社の会計期間変更による減少高		221		—		221	
4 その他		96	3,242	111	3,801	98	3,243
Ⅳ 利益剰余金中間期末(期末)残高			80,591		90,134		88,703

④ 【中間連結キャッシュ・フロー計算書】

		前中間連結会計期間 (平成16年4月1日から 平成16年9月30日まで)	当中間連結会計期間 (平成17年4月1日から 平成17年9月30日まで)	前連結会計年度 (平成16年4月1日から 平成17年3月31日まで)
区分	注記番号	金額(百万円)	金額(百万円)	金額(百万円)
Ⅰ 営業活動によるキャッシュ・フロー				
1 税金等調整前中間(当期)純利益		6,942	8,193	20,564
2 減価償却費		15,130	14,384	31,554
3 固定資産減損損失		—	3,007	—
4 退職給付引当金の増加額		4,016	6,593	8,779
5 賞与引当金の減少額		△1,547	△1,689	△396
6 貸倒引当金の増加額又は減少額(△)		△633	6	△212
7 受注工事損失引当金の増加額又は減少額(△)		△3,849	△778	1,841
8 株式売却損益		△1,072	△3,115	△3,774
9 固定資産売却損益		△136	167	△1,889
10 受取利息及び受取配当金		△1,790	△2,013	△3,240
11 支払利息		3,138	2,677	6,295
12 売上債権の増加額(△)又は減少額		73,347	36,894	△31,184
13 たな卸資産の増加額(△)又は減少額		△18,659	△43,206	5,117
14 その他流動資産の増加額		△4,458	△3,467	△3,064
15 仕入債務の増加額又は減少額(△)		△20,292	△15,444	59,088
16 前受金の増加額又は減少額(△)		△7,935	25,264	△4,127
17 その他流動負債の増加額又は減少額(△)		△8,869	△5,980	489
18 その他		△3	2,297	4,465
小計		33,325	23,791	90,306
19 利息及び配当金の受取額		2,423	2,124	4,554
20 利息の支払額		△3,179	△2,687	△6,294
21 法人税等の支払額		△12,754	△12,011	△16,084
22 工事費用清算金の支払額	注2	—	—	△1,060
営業活動によるキャッシュ・フロー		19,815	11,216	71,422

		前中間連結会計期間 (平成16年4月1日から 平成16年9月30日まで)	当中間連結会計期間 (平成17年4月1日から 平成17年9月30日まで)	前連結会計年度 (平成16年4月1日から 平成17年3月31日まで)
区分	注記番号	金額（百万円）	金額（百万円）	金額（百万円）
Ⅱ 投資活動によるキャッシュ・フロー				
1 定期預金(預入期間3ヶ月超)の純減少額		329	67	447
2 有形固定資産取得による支出		△12,248	△13,616	△27,364
3 有形固定資産売却による収入		1,163	1,439	5,257
4 無形固定資産取得による支出		△2,188	△1,688	△3,773
5 無形固定資産売却による収入		16	17	319
6 投資有価証券取得による支出		△1,005	△424	△1,301
7 投資有価証券売却による収入		1,499	4,424	5,369
8 短期貸付金の純減少額		792	391	1,464
9 長期貸付けによる支出		△39	△88	△290
10 長期貸付金の回収による収入		320	1,406	1,338
11 その他		50	378	816
投資活動によるキャッシュ・フロー		△11,309	△7,692	△17,714
Ⅲ 財務活動によるキャッシュ・フロー				
1 短期借入金の純減少額		△18,502	△4,055	△31,736
2 長期借入れによる収入		4,563	15,503	12,732
3 長期借入金の返済による支出		△22,920	△13,579	△45,241
4 社債の発行による収入		45,000	―	45,000
5 社債の償還による支出		△20,000	△9,609	△30,000
6 自己株式取得に伴う支出		△10	△18	△35
7 配当金の支払額		△2,871	△3,612	△2,844
8 少数株主への配当金の支払額		△75	△85	△75
9 少数株主からの払込による収入		―	―	361
財務活動によるキャッシュ・フロー		△14,818	△15,457	△51,839
Ⅳ 現金及び現金同等物に係る換算差額		104	173	180
Ⅴ 現金及び現金同等物の増加額又は減少額（△）		△6,207	△11,760	2,048
Ⅵ 現金及び現金同等物の期首残高		42,375	44,385	42,375
Ⅶ 連結子会社の会計期間変更による現金及び現金同等物の期首残高減少額		△38	―	△38
Ⅷ 連結除外に伴う現金及び現金同等物の減少高		―	△111	△0
Ⅸ 現金及び現金同等物の中間期末(期末)残高	注1	36,128	32,512	44,385

中間連結財務諸表作成のための基本となる重要な事項

前中間連結会計期間 (平成16年4月1日から 平成16年9月30日まで)	当中間連結会計期間 (平成17年4月1日から 平成17年9月30日まで)	前連結会計年度 (平成16年4月1日から 平成17年3月31日まで)
1 連結の範囲に関する事項 (1) 連結子会社の数 100社 主要な連結子会社名 ㈱川崎造船、日本飛行機㈱、川重冷熱工業㈱、川重プラント㈱、大阪動力工業㈱、川重工事㈱、㈱カワサキモータースジャパン、㈱カワサキマシンシステムズ、㈱カワサキプレシジョンマシナリ、川重商事㈱、 Kawasaki Rail Car, Inc.、Kawasaki Construction Machinery Corp. of America、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.、Kawasaki Motors (Phils.) Corporation.、 Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Motors Enterprise (Thailand) Co., Ltd. (注)連結子会社の増加2社は、いずれも新規設立により連結の範囲に含めた。 また、連結子会社の減少3社のうち川崎興産㈱他1社は合併したため、他1社は清算したため連結の範囲から除外した。	1 連結の範囲に関する事項 (1) 連結子会社の数 93社 主要な連結子会社名 ㈱川崎造船、川重商事㈱、㈱カワサキプレシジョンマシナリ、㈱カワサキマシンシステムズ、日本飛行機㈱、川重冷熱工業㈱、㈱カワサキモータースジャパン、大阪動力工業㈱、カワサキプラントシステムズ㈱、 Kawasaki Rail Car, Inc.、Kawasaki Construction Machinery Corp. of America、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.、Kawasaki Motors (Phils.) Corporation.、 Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Motors Enterprise (Thailand) Co., Ltd.、Kawasaki Robotics (USA), Inc.、 P.T.Kawasaki Motor Indonesia (注)連結子会社の減少6社のうち、神戸クリスタルタワーサービス㈱は他の連結子会社に吸収合併されたため、日飛電子精機㈱は売却したため、連結の範囲から除外した。	1 連結の範囲に関する事項 (1) 連結子会社の数は99社であり、その主要な会社名は「第1企業の概況」の「4 関係会社の状況」に記載している。 (注)連結子会社の増加3社のうち、川崎重工業産業機械貿易(上海)有限公司他2社は、新たに設立したため連結の範囲に含めた。また、連結子会社の減少5社のうち川崎興産(株)他1社は他の連結子会社に吸収合併され消滅したため、㈱石原造船所は清算したため、連結の範囲から除外した。
(2) 主要な非連結子会社名 大動プラントサービス㈱(休眠中)	(2) 主要な非連結子会社名 同左	(2) 主要な非連結子会社名 同左
(3) 非連結子会社はその総資産、売上高、損益及び利益剰余金等の観点からみて、中間連結財務諸表に与える影響が重要でないため連結の範囲から除いている。	(3) 同左	(3) 非連結子会社はその総資産、売上高、損益及び利益剰余金等の観点からみて、連結財務諸表に与える影響が重要でないため連結の範囲から除いている。
2 持分法の適用に関する事項 (1) 持分法を適用した非連結子会社及び関連会社の数は18社であり、それぞれ次のとおりである。 非連結子会社……一社 関連会社………18社 川崎設備工業㈱、川重防災工業㈱ほか	2 持分法の適用に関する事項 (1) 持分法を適用した非連結子会社及び関連会社の数は18社であり、それぞれ次のとおりである。 非連結子会社……一社 関連会社………18社 川崎設備工業㈱、川重防災工業㈱ほか	2 持分法の適用に関する事項 (1) 持分法を適用した非連結子会社及び関連会社の数は16社であり、それぞれ次のとおりである。 非連結子会社……一社 関連会社………16社 川崎設備工業㈱、川重防災工業㈱ほか

前中間連結会計期間 (平成16年４月１日から 平成16年９月30日まで)	当中間連結会計期間 (平成17年４月１日から 平成17年９月30日まで)	前連結会計年度 (平成16年４月１日から 平成17年３月31日まで)
(注)当連結会計年度より、スチールプランテック㈱は株式取得したため、他１社は新規設立したため、持分法の適用範囲に含めた。	(注)持分法適用会社の増加３社のうち、青島四方川崎車両技術有限公司他１社は新規設立したため、持分法の適用範囲に含めた。また、持分法適用会社の減少１社については清算結了のため、持分法の適用範囲から除外した。	(注)持分法適用会社の増加２社のうち、スチールプランテック㈱は追加出資により関連会社となったため、ＫＫハイドロリックス㈱は新たに設立し関連会社となったため、持分法の適用範囲に含めた。また、持分法適用会社の減少２社については、株式譲渡等により関連会社に該当しなくなったため、持分法の適用範囲から除外した。
(2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 非連結子会社 大動プラントサービス㈱(休眠中) 関連会社 民間航空機㈱、朝日アルミニウム㈱ これらの関係会社については、損益及び利益剰余金等の観点からみて中間連結財務諸表に与える影響が重要でないため持分法を適用していない。	(2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 同左	(2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 非連結子会社 大動プラントサービス㈱(休眠中) 関連会社 民間航空機㈱、朝日アルミニウム㈱ これらの関係会社については、損益及び利益剰余金等の観点からみて連結財務諸表に与える影響が重要でないため持分法を適用していない。
３　連結子会社の中間決算日等に関する事項 ㈱カワサキモータースジャパン、㈱フライングケイ、Kawasaki Motors Corp., U.S.A.、Canadian Kawasaki Motors Inc.、Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Motors Pty. Ltd.、Kawasaki Motors Finance Corporation、KM Receivables Corporation、Kawasaki Motors (Phils.) Corporation、Kawasaki Motors Enterprise (Thailand) Co.,Ltd.、Kawasaki Rail Car,Inc.、Kawasaki Motors Europe N.V.、Kawasaki Robotics (U.S.A.) Inc.、Green River Insurance Company、	３　連結子会社の中間決算日等に関する事項 ㈱カワサキモータースジャパン、㈱ケイポイント、㈱オートポリス、Kawasaki Motors Corp., U.S.A.、Canadian Kawasaki Motors Inc.、Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Motors Pty. Ltd.、Kawasaki Motors Finance Corporation、KM Receivables Corporation、Kawasaki Motors (Phils.) Corporation、Kawasaki Motors Enterprise (Thailand) Co.,Ltd.、Kawasaki Rail Car,Inc.、Kawasaki Motors Europe N.V.、Kawasaki Robotics (U.S.A.) Inc.、Green River Insurance Company、	３　連結子会社の事業年度等に関する事項 ㈱カワサキモータースジャパン、㈱ケイポイント、㈱オートポリス、Kawasaki Motors Corp., U.S.A.、Canadian Kawasaki Motors Inc.、Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Motors Pty. Ltd.、Kawasaki Motors Finance Corporation、KM Receivables Corporation、Kawasaki Motors (Phils.) Corporation、Kawasaki Motors Enterprise (Thailand) Co.,Ltd.、Kawasaki Rail Car,Inc.、Kawasaki Motors Europe N.V.、Kawasaki Robotics (U.S.A.) Inc.、Green River Insurance Company、

前中間連結会計期間 (平成16年4月1日から 平成16年9月30日まで)	当中間連結会計期間 (平成17年4月1日から 平成17年9月30日まで)	前連結会計年度 (平成16年4月1日から 平成17年3月31日まで)
Kawasaki Construction Machinery Corp. of America、Kawasaki Precision Machinery(U.K.) Limited、P.T.Kawasaki Motor Indonesia、Kawasaki Gas Turbine Europe G.m.b.H.、Kawasaki Heavy Industries (U.K.) Ltd.、Kawasaki Heavy Industries G.m.b.H.、Kawasaki Heavy Industries (Singapore) Pte.Ltd.、Kawasaki Robotics (UK) Ltd.、Kawasaki Robotics G.m.b.H.、Kawasaki Machine Systems Korea,Ltd.、KHI Design & Technical Service Inc.、Kawasaki do Brasil Industria e Comercio Ltda.、Kawasaki Aeronautica Do Brasil Industria Ltda.、Flutek, Ltd.、川崎重工大連科技開発有限公司、武漢川崎船用機械有限公司、及び川崎重工産業機械貿易（上海）有限公司の中間決算日は毎年6月30日であり、また川重鉄構工事㈱の中間決算日は毎年8月31日であり、中間連結決算日（毎年9月30日）と異なっている。 上記のうち、㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.他2社については、中間連結決算日において仮決算を実施した上で連結している。その他の27社についてはその差異が3ヶ月を超えないため、中間連結財務諸表の作成に当たって、当該連結子会社は仮決算を行っていない。	Kawasaki Construction Machinery Corp. of America、Kawasaki Precision Machinery(U.K.) Limited、P.T.Kawasaki Motor Indonesia、Kawasaki Gas Turbine Europe G.m.b.H.、Kawasaki Heavy Industries (U.K.) Ltd.、Kawasaki Heavy Industries (Singapore) Pte.Ltd.、Kawasaki Robotics (UK) Ltd.、Kawasaki Robotics G.m.b.H.、Kawasaki Machine Systems Korea,Ltd.、KHI Design & Technical Service Inc.、Kawasaki do Brasil Industria e Comercio Ltda.、Kawasaki Aeronautica Do Brasil Industria Ltda.、Flutek, Ltd.、川崎重工大連科技開発有限公司、武漢川崎船用機械有限公司、及び川崎重工産業機械貿易（上海）有限公司の中間決算日は毎年6月30日であり、また川重鉄構工事㈱の中間決算日は毎年8月31日であり、中間連結決算日（毎年9月30日）と異なっている。 上記のうち、㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.他2社については、中間連結決算日において仮決算を実施した上で連結している。その他の27社についてはその差異が3ヶ月を超えないため、中間連結財務諸表の作成に当たって、当該連結子会社は仮決算を行っていない。	Kawasaki Construction Machinery Corp. of America、Kawasaki Precision Machinery(U.K.) Limited、P.T.Kawasaki Motor Indonesia、Kawasaki Gas Turbine Europe G.m.b.H.、Kawasaki Heavy Industries (U.K.) Ltd.、Kawasaki Heavy Industries G.m.b.H.、Kawasaki Heavy Industries (Singapore) Pte.Ltd.、Kawasaki Robotics (UK) Ltd.、Kawasaki Robotics G.m.b.H.、Kawasaki Machine Systems Korea,Ltd.、KHI Design & Technical Service Inc.、Kawasaki do Brasil Industria e Comercio Ltda.、Kawasaki Aeronautica Do Brasil Industria Ltda.、Flutek, Ltd.、川崎重工大連科技開発有限公司、武漢川崎船用機械有限公司、及び川崎重工業産業機械貿易（上海）有限公司の決算日は毎年12月31日であり、また川重鉄構工事㈱の決算日は毎年2月末日であり、連結決算日（毎年3月31日）と異なっている。 上記のうち、㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.他2社については、連結決算日において仮決算を実施した上で連結している。その他の28社についてはその差異が3ヶ月を超えないため、連結財務諸表の作成に当たって仮決算を行っていない。

前中間連結会計期間 (平成16年４月１日から 平成16年９月30日まで)	当中間連結会計期間 (平成17年４月１日から 平成17年９月30日まで)	前連結会計年度 (平成16年４月１日から 平成17年３月31日まで)
４　会計処理基準に関する事項 (1) 資産の評価基準及び評価方法 ①有価証券 満期保有目的の債券 主として償却原価法により評価している。 その他有価証券 ・時価のあるもの 中間決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。 ・時価のないもの 主として移動平均法による原価法により評価している。 なお、売買目的有価証券については保有していない。 ②たな卸資産 主として個別法、移動平均法及び先入先出法による原価法により評価している。 ③デリバティブ取引により生ずる正味の債権債務 時価法により評価している。 (2) 減価償却資産の減価償却の方法 ①有形固定資産 主として定率法により償却している。ただし、平成10年４月１日以降取得した建物（建物附属設備を除く）については、定額法により償却している。 ②無形固定資産 定額法により償却している。	４　会計処理基準に関する事項 (1) 資産の評価基準及び評価方法 ①有価証券 同左 ②たな卸資産 同左 ③デリバティブ取引により生ずる正味の債権債務 同左 (2) 減価償却資産の減価償却の方法 ①有形固定資産 同左 ②無形固定資産 定額法により償却している。 なお、ソフトウェア（自社利用分）については、社内における利用可能期間（主として５年）に基づく定額法により償却している。	４　会計処理基準に関する事項 (1) 資産の評価基準及び評価方法 ①有価証券 満期保有目的の債券 主として償却原価法により評価している。 その他有価証券 ・時価のあるもの 決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。 ・時価のないもの 主として移動平均法による原価法により評価している。 なお、売買目的有価証券については保有していない。 ②たな卸資産 同左 ③デリバティブ取引により生ずる正味の債権債務 同左 (2) 減価償却資産の減価償却の方法 ①有形固定資産 同左 ②無形固定資産 同左

前中間連結会計期間 (平成16年４月１日から 平成16年９月30日まで)	当中間連結会計期間 (平成17年４月１日から 平成17年９月30日まで)	前連結会計年度 (平成16年４月１日から 平成17年３月31日まで)
(3) 引当金の計上基準 ①貸倒引当金 債権の貸倒による損失に備えるため、一般債権については主として過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。 ②賞与引当金 従業員の期末手当に充てるため、支給見込額に基づき計上している。 ③保証工事引当金 保証工事費用の支出に備え、過去の実績または個別の見積りに基づき計上している。 ④受注工事損失引当金 当中間連結会計期間末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、当中間連結会計期間末時点で当該損失額を合理的に見積ることが可能な工事について、当下半期以降の損失見積額を計上している。 ⑤退職給付引当金 従業員の退職給付に備え、当連結会計年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当中間連結会計期間末において発生していると認められる額を計上しており、会計基準変更時差異は、一部子会社を除き10年による按分額の1/2を当中間連結会計期間に費用処理している。 また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。	(3) 引当金の計上基準 ①貸倒引当金 同左 ②賞与引当金 同左 ③保証工事引当金 同左 ④受注工事損失引当金 同左 ⑤退職給付引当金 同左	(3) 引当金の計上基準 ①貸倒引当金 同左 ②賞与引当金 同左 ③保証工事引当金 同左 ④受注工事損失引当金 当連結会計年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、当連結会計年度末時点で当該損失額を合理的に見積ることが可能な工事について、翌連結会計年度以降の損失見積額を計上している。 ⑤退職給付引当金 従業員の退職給付に備え、当連結会計年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当連結会計年度末において発生していると認められる額を計上しており、会計基準変更時差異は、一部子会社を除き10年による按分額を費用処理している。 また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。 なお、期末残高には、平成17年４月１日付の破砕機部門分社により転籍する従業員に対する退職給付債務の会計基準変更時差異等一括処理額1,315百万円が含まれている。

<table>
<tr><th>前中間連結会計期間
(平成16年４月１日から
平成16年９月30日まで)</th><th>当中間連結会計期間
(平成17年４月１日から
平成17年９月30日まで)</th><th>前連結会計年度
(平成16年４月１日から
平成17年３月31日まで)</th></tr>
<tr><td>⑥役員退職慰労引当金
役員の退職慰労金支給に備え、主として社内規定に基づく50％相当額を計上している。</td><td>――――――</td><td>⑥役員退職慰労引当金
役員の退職慰労金支給に備え、主として社内規定に基づく50％相当額を計上している。</td></tr>
<tr><td>(4) 外貨建の資産又は負債の本邦通貨への換算の基準
改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会　平成11年10月22日））によっている。</td><td>(4) 外貨建の資産又は負債の本邦通貨への換算の基準
同左</td><td>(4) 外貨建の資産又は負債の本邦通貨への換算の基準
同左</td></tr>
<tr><td>――――――</td><td>(5) 収益の計上基準
長期大型の工事（主として、工期１年超、請負金額30億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を採用している。
なお、引渡受注工事の売上金額が決定せず及び（又は）売上原価の集計が完了していない工事については、いずれも見積り計上を行っている。</td><td>――――――</td></tr>
<tr><td>(6) 重要なリース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。</td><td>(6) 重要なリース取引の処理方法
同左</td><td>(6) 重要なリース取引の処理方法
同左</td></tr>
<tr><td>(7) ヘッジ会計の方法
①ヘッジ会計の方法
繰延ヘッジ処理を採用している。
②ヘッジ手段とヘッジ対象<table><tr><th>ヘッジ手段</th><th>ヘッジ対象</th></tr><tr><td>為替予約、
通貨オプション</td><td>外貨建金銭債権・債務等（予定取引を含む）</td></tr><tr><td>金利スワップ、
金利オプション</td><td>借入金</td></tr></table>③ヘッジ方針
各社社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。
④ヘッジ有効性評価の方法
金融商品会計に関する実務指針に基づき評価している。</td><td>(7) ヘッジ会計の方法
①ヘッジ会計の方法
同左
②ヘッジ手段とヘッジ対象
同左
③ヘッジ方針
同左
④ヘッジ有効性評価の方法
同左</td><td>(7) ヘッジ会計の方法
①ヘッジ会計の方法
同左
②ヘッジ手段とヘッジ対象
同左
③ヘッジ方針
同左
④ヘッジ有効性評価の方法
同左</td></tr>
</table>

前中間連結会計期間 (平成16年4月1日から 平成16年9月30日まで)	当中間連結会計期間 (平成17年4月1日から 平成17年9月30日まで)	前連結会計年度 (平成16年4月1日から 平成17年3月31日まで)
(8) その他中間連結財務諸表作成のための重要な事項 消費税等の会計処理 消費税及び地方消費税の会計処理は、税抜方式によっている。 5 中間連結キャッシュ・フロー計算書における資金の範囲 中間連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から3ヵ月以内に償還期限の到来する短期投資からなる。	(8) その他中間連結財務諸表作成のための重要な事項 消費税等の会計処理 同左 5 中間連結キャッシュ・フロー計算書における資金の範囲 同左	(8) その他連結財務諸表作成のための重要な事項 消費税等の会計処理 同左 5 連結キャッシュ・フロー計算書における資金の範囲 連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から3ヵ月以内に償還期限の到来する短期投資からなる。

会計方針の変更

前中間連結会計期間 (平成16年4月1日から 平成16年9月30日まで)	当中間連結会計期間 (平成17年4月1日から 平成17年9月30日まで)	前連結会計年度 (平成16年4月1日から 平成17年3月31日まで)
従来、当社は、工事進行基準の適用対象について「工期1年超、請負金額50億円以上(の請負工事)」としていたが、当中間連結会計期間より、「工期1年超、請負金額30億円以上(の請負工事)」に変更している。この変更は、上半期に比べ下半期に完成する工事の割合が大きく、業績に季節的変動があるという当社の事業特性にかんがみ、工事進行基準の適用範囲を拡大することで期間損益計算の一層の適正化を図るために行ったものである。当該変更に伴い、従来と同一の方法によった場合に比べ、売上高が31,360百万円、営業利益・経常利益・税金等調整前中間純利益が3,394百万円それぞれ増加している。なお、セグメント別の影響については「第5 経理の状況 1 中間連結財務諸表等 (1) 中間連結財務諸表」のセグメント情報に記載している。	当中間連結会計期間から「固定資産の減損に係る会計基準」(「固定資産の減損に係る会計基準の設定に関する意見書」(企業会計審議会 平成14年8月9日))及び「固定資産の減損に係る会計基準の適用指針」(企業会計基準委員会 平成15年10月31日 企業会計基準適用指針第6号)を適用している。これにより税金等調整前中間純利益が3,007百万円減少している。なお、減損損失累計額については、改正後の中間連結財務諸表規則に基づき当該各資産の金額から直接控除している。	従来、当社は、工事進行基準の適用対象について「工期1年超、請負金額50億円以上(の請負工事)」としていたが、当連結会計年度より、「工期1年超、請負金額30億円以上(の請負工事)」に変更している。この変更は、上半期に比べ下半期に完成する工事の割合が大きく、業績に季節的変動があるという当社の事業特性にかんがみ、工事進行基準の適用範囲を拡大することで期間損益計算の一層の適正化を図るために行ったものである。当該変更に伴い、従来と同一の方法によった場合に比べ、売上高が15,824百万円、営業利益・経常利益・税金等調整前当期純利益が2,135百万円それぞれ増加している。なお、セグメント別の影響については、「第5 経理の状況 1 連結財務諸表等 (1) 連結財務諸表」のセグメント情報に記載している。

表示方法の変更

前中間連結会計期間 (平成16年4月1日から 平成16年9月30日まで)	当中間連結会計期間 (平成17年4月1日から 平成17年9月30日まで)
(中間連結貸借対照表関係) 「連結調整勘定」は、重要性が低下したため、無形固定資産に含めて表示している。 なお、無形固定資産に含まれている「連結調整勘定」の金額は1,998百万円(借方残高)である。 ――――――	―――――― (中間連結損益計算書関係) 営業外費用の「為替差損」については、営業外費用の総額の百分の十を超えることとなったため、当中間連結会計期間より区分掲記している。 なお、前中間連結会計期間の為替差損益の金額は444百万円の「為替差益」で、営業外収益の「その他」に含まれている。

追加情報

前中間連結会計期間 (平成16年4月1日から 平成16年9月30日まで)	当中間連結会計期間 (平成17年4月1日から 平成17年9月30日まで)	前連結会計年度 (平成16年4月1日から 平成17年3月31日まで)
当中間連結会計期間より、6月30日を中間決算日とする㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.他2社については、中間連結決算日において仮決算を実施した上連結することに変更した。なお、3か月分の損益は利益剰余金で調整している。この変更は、証券取引所の要請により四半期業績の開示をしたことを契機に期間損益の適正化を図り、開示の透明性を向上するために行ったものである。当該変更に伴い、利益剰余金が221百万円減少している。	従来、役員退職慰労引当金として、役員の退職慰労金の支給に備え、主として社内規定に基づく50%相当額を計上していたが、当中間連結会計期間において役員退職慰労金制度を廃止したことに伴い、当該引当金を取崩し、確定債務として計上している。	当連結会計年度より、12月31日を決算日とする㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.他2社については、連結決算日において仮決算を実施した上連結することに変更した。なお、3ヵ月分の損益は利益剰余金で調整している。この変更は、証券取引所の要請により四半期業績の開示を開始したことを契機に期間損益の適正化を図り、開示の透明性を向上するために行ったものである。当該変更に伴い、利益剰余金が221百万円減少している。

注記事項

(中間連結貸借対照表関係)

前中間連結会計期間 (平成16年9月30日現在)	当中間連結会計期間 (平成17年9月30日現在)	前連結会計年度 (平成17年3月31日現在)
1 有形固定資産に対する減価償却累計額は、538,291百万円である。 ――――――	1 有形固定資産に対する減価償却累計額は、542,161百万円である。 ――――――	1 有形固定資産に対する減価償却累計額は、542,959百万円である。 2 非連結子会社及び関連会社に係る注記 株式 8,123百万円 出資金 4,733

前中間連結会計期間 (平成16年９月30日現在)	当中間連結会計期間 (平成17年９月30日現在)	前連結会計年度 (平成17年３月31日現在)
3 保証債務 (1) 銀行借入金等 南通中遠川崎船舶工程有限公司 9,228百万円 ㈶日本航空機エンジン協会 3,533 ㈱ギャラクシーエクスプレス 1,603 民間航空機㈱ 1,578 P.T. Indocement Tunggal Prakarsa 1,236 その他15社 3,099 計 20,280 (2) 従業員住宅資金の銀行借入金 3,325百万円 (3) 合計 23,605百万円	3 保証債務 (1) 銀行借入金等 南通中遠川崎船舶工程有限公司 6,968百万円 ㈶日本航空機エンジン協会 3,727 ㈱ギャラクシーエクスプレス 1,603 ㈶日本航空機開発協会 897 民間航空機㈱ 571 P.T. Indocement Tunggal Prakarsa 531 その他12社 3,349 計 17,648 (2) 従業員住宅資金の銀行借入金 2,422百万円 (3) 合計 20,070百万円	3 保証債務 (1) 銀行借入金等 南通中遠川崎船舶工程有限公司 7,768百万円 ㈶日本航空機エンジン協会 3,579 ㈱ギャラクシーエクスプレス 1,603 民間航空機㈱ 1,075 P.T. Indocement Tunggal Prakarsa 637 ㈶日本航空機開発協会 393 その他13社 3,361 計 18,419 (2) 従業員住宅資金の銀行借入金 2,836百万円 (3) 合計 21,255百万円
4 受取手形割引高は、63百万円である。	4 受取手形割引高は、12百万円である。	4 受取手形割引高は、85百万円である。
5 受取手形裏書譲渡高の残高はない。	5 受取手形裏書譲渡高の残高はない。	5 受取手形裏書譲渡高は、75百万円である。
――――――	6 繰延ヘッジ損益 ヘッジ手段に係る損益または評価差額は、純額で繰延ヘッジ損失（流動資産その他）として計上している。なお、相殺前の繰延ヘッジ損失の総額は3,898百万円、繰延ヘッジ利益の総額は657百万円である。	6 繰延ヘッジ損益 ヘッジ手段に係る損益または評価差額は、純額で繰延ヘッジ損失（流動資産その他）として計上している。なお、相殺前の繰延ヘッジ損失の総額は2,287百万円、繰延ヘッジ利益の総額は324百万円である。
7 当社の発行済株式総数は、普通株式1,443,394千株である。	7 当社の発行済株式総数は、普通株式1,443,394千株である。	7 当社の発行済株式総数は、普通株式1,443,394千株である。
8 連結会社、持分法を適用した関連会社が保有する自己株式の数は、普通株式893千株である。	8 連結会社、持分法を適用した関連会社が保有する自己株式の数は、普通株式1,116千株である。	8 連結会社、持分法を適用した関連会社が保有する自己株式の数は、普通株式1,035千株である。
9 未収消費税等は流動資産の「その他」に、未払消費税等は流動負債の「その他」にそれぞれ含めて表示している。	9 同左	9 同左
――――――	――――――	10 下記の社債に関し、デット・アサンプション特定運用金銭信託契約及び債務履行引受契約を金融機関と締結し、債務を譲渡している。従って、同社債に係る譲渡債務と同契約による支払金額とを相殺消去しているが、社債権者に対する当社の社債償還義務は社債償還時まで存続する。 銘柄：第19回無担保普通社債 契約締結日：平成17年３月30日 譲渡金額：10,000百万円

前中間連結会計期間 (平成16年９月30日現在)	当中間連結会計期間 (平成17年９月30日現在)	前連結会計年度 (平成17年３月31日現在)
11　担保資産及び担保付債務 (1) 担保資産 たな卸資産　4,575百万円 建物及び構築物　4,280 機械装置及び運搬具　260 土地　3,727 その他　45 計　12,888 上記のうち、工場財団抵当に供している資産 建物及び構築物　119百万円 機械装置及び運搬具　259 土地　77 計　456 (2) 担保付債務 支払手形及び買掛金　54百万円 短期借入金　7,387 社債　2,000 長期借入金　9,190 計　18,632 上記のうち、工場財団抵当に対応する債務 短期借入金　7百万円 ――――――	11　担保資産及び担保付債務 (1) 担保資産 たな卸資産　4,052百万円 建物及び構築物　3,632 土地　2,529 投資有価証券　234 その他　18 計　10,468 (2) 担保付債務 支払手形及び買掛金　75百万円 短期借入金　5,550 社債　2,000 長期借入金　5,309 計　12,935 ――――――	11　担保資産及び担保付債務 (1) 担保資産 たな卸資産　8,861百万円 建物及び構築物　3,931 機械装置及び運搬具　186 土地　2,774 その他　45 計　15,798 上記のうち、工場財団抵当に供している資産 建物及び構築物　110百万円 機械装置及び運搬具　185 土地　77 計　373 (2) 担保付債務 支払手形及び買掛金　104百万円 短期借入金　11,731 社債　2,000 長期借入金　6,158 計　19,994 上記のうち、工場財団抵当に対応する債務 短期借入金　100百万円 12　無形固定資産に含まれている連結調整勘定の残高は1,701百万円である。

(中間連結損益計算書関係)

<table>
<tr><th>前中間連結会計期間
(平成16年４月１日から
平成16年９月30日まで)</th><th>当中間連結会計期間
(平成17年４月１日から
平成17年９月30日まで)</th><th>前連結会計年度
(平成16年４月１日から
平成17年３月31日まで)</th></tr>
<tr><td>1　当グループの事業特性として、上半期に比べ下半期に完成する工事の割合が大きいため、連結会計年度の上半期と下半期の売上高との間に著しい相違があり、上半期と下半期の業績に季節的変動がある。</td><td>1　当グループの事業特性として、上半期に比べ下半期に完成する工事の割合が大きいため、連結会計年度の上半期と下半期の売上高との間に相違があり、上半期と下半期の業績に季節的変動がある。</td><td>――――――</td></tr>
<tr><td>――――――</td><td>――――――</td><td>2　一般管理費及び当期製造費用に含まれる研究開発費は13,182百万円である。</td></tr>
<tr><td>――――――</td><td>――――――</td><td>3　固定資産売却益は、野田工場跡地等の遊休資産売却益等によるものである。</td></tr>
<tr><td>――――――</td><td>4　固定資産減損損失
(1)減損損失を認識した資産グループの概要
<table>
<tr><th>用途</th><th>場所</th><th>種類</th></tr>
<tr><td>ゴルフ場用資産</td><td>北海道苫小牧市</td><td>コース施設、建物等</td></tr>
<tr><td>遊休資産</td><td>神戸市中央区他</td><td>土地等</td></tr>
</table>
(2)資産のグルーピングの方法
資産のグルーピングは、主として事業内容を基に行い、重要な賃貸用資産及び遊休資産は個々の資産グループとして取扱っている。
(3)減損損失の認識に至った経緯
一部の資産について、事業損益が悪化もしくは、市場価格が下落したため、帳簿価額を回収可能価額まで減額した。
(4)回収可能価額の算定方法
回収可能価額は正味売却価額により測定しており、不動産鑑定評価額、固定資産税評価額により評価している。
(5)減損損失の金額
減損処理額3,007百万円は固定資産減損損失として特別損失に計上しており、固定資産の種類ごとの内訳は次のとおりである。
<table>
<tr><td>土地</td><td>617</td><td>百万円</td></tr>
<tr><td>コース施設</td><td>1,085</td><td></td></tr>
<tr><td>建物等</td><td>1,304</td><td></td></tr>
<tr><td>計</td><td>3,007</td><td></td></tr>
</table></td><td>――――――</td></tr>
<tr><td>――――――</td><td>5　独禁法違反に係る損失は、鋼鉄製橋梁入札に関する公正取引委員会の排除勧告に応諾したことに伴い、課徴金納付見込額を計上したものである。</td><td>――――――</td></tr>
</table>

前中間連結会計期間 (平成16年4月1日から 平成16年9月30日まで)	当中間連結会計期間 (平成17年4月1日から 平成17年9月30日まで)	前連結会計年度 (平成16年4月1日から 平成17年3月31日まで)
――――――	6　子会社株式売却損は、日飛電子精機㈱の売却によるものである。	――――――
――――――	――――――	7　分社に伴う退職給付会計基準変更時差異等一括処理額は、破砕機部門分社により転籍する従業員に対する退職給付債務の会計基準変更時差異等の未処理額を一括計上したものである。
――――――	――――――	8　工事費用清算金は、プラント工事において発生した工程遅延等に係る追加費用を清算したものである。
9　退職給付会計基準変更時差異償却額は、子会社の一部において退職給付債務に係る会計基準変更時差異を5年均等費用処理したものである。	――――――	9　退職給付会計基準変更時差異償却額は、子会社の一部において退職給付債務に係る会計基準変更時差異を5年均等費用処理したものである。
10　当中間連結会計期間における税金費用については、簡便法により計算しているため、法人税等調整額は「法人税、住民税及び事業税」に含めて表示している。	10　　　同左	――――――

(中間連結キャッシュ・フロー計算書関係)

前中間連結会計期間 (平成16年4月1日から 平成16年9月30日まで)	当中間連結会計期間 (平成17年4月1日から 平成17年9月30日まで)	前連結会計年度 (平成16年4月1日から 平成17年3月31日まで)
1　現金及び現金同等物の中間連結会計期間末残高と中間連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　36,519百万円 預入期間が3ヶ月を超える定期預金　△391 現金及び現金同等物　36,128	1　現金及び現金同等物の中間連結会計期間末残高と中間連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　32,685百万円 預入期間が3ヶ月を超える定期預金　△172 現金及び現金同等物　32,512	1　現金及び現金同等物の連結会計年度末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　44,628百万円 預入期間が3ヶ月を超える定期預金　△243 現金及び現金同等物　44,385
――――――	――――――	2　工事費用清算金の支払額は、プラント工事において発生した工程遅延等に係る追加費用の支払額である。

(リース取引関係)

前中間連結会計期間（平成16年４月１日から平成16年９月30日まで）

1　借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
有形固定資産			
機械装置及び運搬具	16,252	5,638	10,613
その他	10,066	5,728	4,338
無形固定資産	1,678	949	729
合計	27,997	12,315	15,681

② 未経過リース料中間期末残高相当額

1年内	4,604百万円
1年超	11,989
合計	16,593

③ 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	2,585百万円
減価償却費相当額	2,407
支払利息相当額	200

④ 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

⑤ 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額の差額を利息相当額とし、各期への配分方法については、利息法によっている。

(2) オペレーティングリース取引

未経過リース料

1年内	408百万円
1年超	1,205
合計	1,614

当中間連結会計期間（平成17年４月１日から平成17年９月30日まで）

1　借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
有形固定資産			
機械装置及び運搬具	18,382	6,574	11,808
その他	7,555	4,659	2,896
無形固定資産	1,284	847	437
合計	27,223	12,081	15,141

② 未経過リース料中間期末残高相当額

1年内	4,418百万円
1年超	11,588
合計	16,006

③ 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	2,449百万円
減価償却費相当額	2,282
支払利息相当額	168

④ 減価償却費相当額の算定方法

同左

⑤ 利息相当額の算定方法

同左

(2) オペレーティングリース取引

未経過リース料

1年内	454百万円
1年超	885
合計	1,339

前連結会計年度（平成16年４月１日から平成17年３月31日まで）

1　借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
有形固定資産			
機械装置及び運搬具	16,215	6,069	10,145
その他	8,933	5,532	3,401
無形固定資産	1,635	1,069	566
合計	26,784	12,671	14,113

② 未経過リース料期末残高相当額

1年内	4,380百万円
1年超	10,693
合計	15,074

③ 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	5,033百万円
減価償却費相当額	4,684
支払利息相当額	383

④ 減価償却費相当額の算定方法

同左

⑤ 利息相当額の算定方法

同左

(2) オペレーティングリース取引

未経過リース料

1年内	395百万円
1年超	1,023
合計	1,418

前中間連結会計期間
(平成16年4月1日から
平成16年9月30日まで)

2　貸主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額、減価償却累計額及び中間期末残高

	取得価額(百万円)	減価償却累計額(百万円)	中間期末残高(百万円)
有形固定資産			
機械装置及び運搬具	1,207	637	569
その他	294	185	108
無形固定資産	96	65	31
合計	1,598	888	709

② 未経過リース料中間期末残高相当額

1年内	478百万円
1年超	803
合計	1,282

③ 受取リース料、減価償却費及び受取利息相当額

受取リース料	155百万円
減価償却費	137
受取利息相当額	15

④ 利息相当額の算定方法

リース料総額と見積残存価額の合計額からリース物件の購入価額を控除した額を利息相当額とし、各期への配分方法については、利息法によっている。

(2) オペレーティングリース取引

該当取引なし

当中間連結会計期間
(平成17年4月1日から
平成17年9月30日まで)

2　貸主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額、減価償却累計額及び中間期末残高

	取得価額(百万円)	減価償却累計額(百万円)	中間期末残高(百万円)
有形固定資産			
機械装置及び運搬具	1,285	772	512
その他	287	209	78
無形固定資産	50	28	21
合計	1,623	1,010	612

② 未経過リース料中間期末残高相当額

1年内	442百万円
1年超	690
合計	1,133

③ 受取リース料、減価償却費及び受取利息相当額

受取リース料	157百万円
減価償却費	139
受取利息相当額	14

④ 利息相当額の算定方法

同左

(2) オペレーティングリース取引

同左

前連結会計年度
(平成16年4月1日から
平成17年3月31日まで)

2　貸主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額、減価償却累計額及び期末残高

	取得価額(百万円)	減価償却累計額(百万円)	期末残高(百万円)
有形固定資産			
機械装置及び運搬具	1,191	732	458
その他	306	213	92
無形固定資産	101	77	23
合計	1,599	1,024	575

② 未経過リース料期末残高相当額

1年内	470百万円
1年超	726
合計	1,196

③ 受取リース料、減価償却費及び受取利息相当額

受取リース料	311百万円
減価償却費	265
受取利息相当額	29

④ 利息相当額の算定方法

同左

(2) オペレーティングリース取引

同左

（有価証券関係）

1　時価のある有価証券

(1) 満期保有目的の債券

区分	前中間連結会計期間（平成16年９月30日現在）			当中間連結会計期間（平成17年９月30日現在）			前連結会計年度（平成17年３月31日現在）		
	中間連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）	中間連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）	連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
社債	－	－	－	204	203	△1	204	205	0
合計	－	－	－	204	203	△1	204	205	0

(2) その他有価証券

区分	前中間連結会計期間（平成16年９月30日現在）			当中間連結会計期間（平成17年９月30日現在）			前連結会計年度（平成17年３月31日現在）		
	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）	取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
株式	14,682	43,123	28,441	12,303	44,936	32,632	13,650	42,656	29,006
合計	14,682	43,123	28,441	12,303	44,936	32,632	13,650	42,656	29,006

2　時価評価されていない主な有価証券

内容	前中間連結会計期間（平成16年９月30日現在）	当中間連結会計期間（平成17年９月30日現在）	前連結会計年度（平成16年３月31日現在）
	中間連結貸借対照表計上額（百万円）	中間連結貸借対照表計上額（百万円）	連結貸借対照表計上額（百万円）
(1) 満期保有目的の債券			
非上場内国債券	27	2	2
(2) その他有価証券			
①　非上場株式	9,252	9,317	9,209
②　優先出資証券	5,000	5,000	5,000
③　事業団等に対する出資証券	262	4	43
(3) 子会社関連会社株式	4,374	5,529	4,424
合計	18,916	19,854	18,680

（デリバティブ取引）

デリバティブ取引の契約額等、時価及び評価損益の状況

（1）通貨関連

種類	前中間連結会計期間（平成16年9月30日現在）			当中間連結会計期間（平成17年9月30日現在）			前連結会計年度（平成17年3月31日現在）		
	契約額等（百万円）	時価（百万円）	評価損益（百万円）	契約額等（百万円）	時価（百万円）	評価損益（百万円）	契約額等（百万円）	時価（百万円）	評価損益（百万円）
為替予約									
売建	59,990	60,897	△906	55,041	58,462	△3,421	79,798	81,013	△1,214
買建	887	902	14	2,621	2,631	10	1,542	1,553	11
通貨オプション									
売建									
コール	24,155			13,921			2,425		
（オプション料）	(532)	503	29	(235)	709	△474	(47)	39	7
買建									
プット	25,855			10,839			2,340		
（オプション料）	(601)	231	△369	(116)	40	△75	(47)	7	△39
合計	―	―	△1,232	―	―	△3,962	―	―	△1,234

（注）1　時価の算定方法

為替予約取引………先物相場を使用している。

オプション取引……主たる金融機関から提示された価格によっている。

2　デリバティブ取引の評価については、中間連結会計期間（連結会計年度）の末日現在の時価により評価している。

なお、通貨デリバティブ取引については、ヘッジ対象となる外貨建金銭債権債務についても中間連結会計期間（連結会計年度）の末日現在の為替相場をもって換算を行っており、通貨デリバティブ取引の時価評価損益と外貨建金銭債権債務の換算損益は、個別に認識をしたうえで損益計算書上両者の損益を相殺し、その効果を実現させている。

3　予定取引に対するデリバティブ取引については、ヘッジ会計を適用しているため開示の対象から除いている。

4　当グループでは、実需原則に基づき、為替の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

（2）金利関連

金利スワップ取引を行っているが、ヘッジ会計を適用しているため、注記の対象から除いている。

（セグメント情報）

【事業の種類別セグメント情報】

前中間連結会計期間（平成16年４月１日から平成16年９月30日まで）

	船舶事業（百万円）	車両事業（百万円）	航空宇宙事業（百万円）	ガスタービン・機械事業（百万円）	プラント・環境・鉄構事業（百万円）	汎用機事業（百万円）	その他事業（百万円）	計（百万円）	消去（百万円）	連結（百万円）
売上高										
(1) 外部顧客に対する売上高	44,471	67,599	73,459	68,170	67,463	156,489	60,060	537,715	—	537,715
(2) セグメント間の内部売上高又は振替高	507	715	830	8,803	5,654	2,531	19,729	38,772	(38,772)	—
計	44,978	68,315	74,290	76,973	73,117	159,021	79,790	576,487	(38,772)	537,715
営業費用	42,091	65,117	73,221	77,345	80,258	154,218	77,231	569,486	(38,715)	530,770
営業利益又は営業損失(△)	2,887	3,197	1,068	△372	△7,140	4,802	2,558	7,001	(56)	6,945

（注）１　事業区分は、当社が採用している管理上の区分をもとに分類している。

２　各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車(ＡＴＶ)、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	油圧機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

３　「第５　経理の状況　１　中間連結財務諸表等　(1)　中間連結財務諸表」の会計方針の変更に記載の通り、従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当中間連結会計期間より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。当該変更に伴い、「航空宇宙事業」について売上高が18,637百万円、営業利益が1,852百万円それぞれ増加し、「ガスタービン・機械事業」について売上高が3,764百万円増加、営業損失が272百万円減少し、「プラント・環境・鉄構事業」について売上高が8,959百万円増加、営業損失が1,270百万円減少している。

当中間連結会計期間（平成17年４月１日から平成17年９月30日まで）

	船舶事業（百万円）	車両事業（百万円）	航空宇宙事業（百万円）	ガスタービン・機械事業（百万円）	プラント・環境・鉄構事業（百万円）	汎用機事業（百万円）	その他事業（百万円）	計（百万円）	消去（百万円）	連結（百万円）
売上高										
(1) 外部顧客に対する売上高	53,736	84,331	91,293	69,093	68,609	166,338	60,176	593,578	-	593,578
(2) セグメント間の内部売上高又は振替高	589	465	951	7,150	6,120	2,294	21,846	39,417	(39,417)	-
計	54,325	84,796	92,244	76,243	74,729	168,633	82,023	632,996	(39,417)	593,578
営業費用	53,560	82,528	86,642	74,898	80,395	163,490	79,020	620,536	(39,535)	581,001
営業利益又は営業損失(△)	764	2,267	5,602	1,345	△5,665	5,143	3,002	12,459	(△118)	12,577

（注）１　事業区分は、当社が採用している管理上の区分をもとに分類している。

２　各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車(ＡＴＶ)、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	油圧機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

前連結会計年度（平成16年４月１日から平成17年３月31日まで）

	船舶事業（百万円）	車両事業（百万円）	航空宇宙事業（百万円）	ガスタービン・機械事業（百万円）	プラント・環境・鉄構事業（百万円）	汎用機事業（百万円）	その他事業（百万円）	計（百万円）	消去（百万円）	連結（百万円）
売上高										
(1) 外部顧客に対する売上高	87,081	171,730	188,254	141,366	191,012	338,449	123,697	1,241,591	—	1,241,591
(2) セグメント間の内部売上高又は振替高	1,125	1,444	1,960	19,757	15,352	5,036	43,253	87,931	(87,931)	—
計	88,206	173,175	190,214	161,123	206,364	343,486	166,950	1,329,522	(87,931)	1,241,591
営業費用	87,174	165,424	184,130	158,443	220,823	326,784	161,938	1,304,718	(87,871)	1,216,847
営業利益又は営業損失(△)	1,031	7,751	6,084	2,680	△14,458	16,701	5,012	24,804	(60)	24,744

(注) 1　事業区分は、当社が採用している管理上の区分をもとに分類している。

2　各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車(ＡＴＶ)、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	油圧機器、防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

3　「第５　経理の状況　1　連結財務諸表等　(1)　連結財務諸表」の会計方針の変更に記載の通り、従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当連結会計年度より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。当該変更に伴い、「航空宇宙事業」について売上高が3,635百万円、営業利益が363百万円それぞれ増加し、「プラント・環境・鉄構事業」について売上高が12,189百万円増加、営業損失が1,772百万円減少している。

【所在地別セグメント情報】

前中間連結会計期間（平成16年４月１日から平成16年９月30日まで）

	日本（百万円）	北米（百万円）	欧州（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去（百万円）	連結（百万円）
売上高								
(1) 外部顧客に対する売上高	401,293	81,000	40,821	11,992	2,607	537,715	—	537,715
(2) セグメント間の内部売上高又は振替高	83,699	7,555	2,032	7,728	48	101,065	(101,065)	—
計	484,992	88,556	42,854	19,721	2,656	638,780	(101,065)	537,715
営業費用	481,348	89,619	41,965	18,706	2,790	634,430	(103,660)	530,770
営業利益又は営業損失(△)	3,644	△1,063	889	1,014	△134	4,350	(△2,594)	6,945

（注）１　国又は地域の区分は、主として地理的近接度に基づいて設定している。

２　各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	オランダ、ドイツ、イギリス
アジア	インドネシア、フィリピン、韓国、タイ
その他の地域	オーストラリア、ブラジル

３　「第５　経理の状況　１　中間連結財務諸表等　(1)　中間連結財務諸表」の会計方針の変更に記載の通り、従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当中間連結会計期間より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。当該変更に伴い、「日本」について売上高が31,360百万円、営業利益が3,394百万円それぞれ増加している。

当中間連結会計期間（平成17年４月１日から平成17年９月30日まで）

	日本（百万円）	北米（百万円）	欧州（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去（百万円）	連結（百万円）
売上高								
(1) 外部顧客に対する売上高	445, 137	97, 241	36, 637	11, 307	3, 255	593, 578	-	593, 578
(2) セグメント間の内部売上高又は振替高	99, 956	6, 996	1, 888	8, 707	54	117, 604	(117, 604)	-
計	545, 093	104, 237	38, 525	20, 015	3, 310	711, 183	(117, 604)	593, 578
営業費用	534, 427	103, 999	37, 833	19, 286	3, 477	699, 024	(118, 022)	581, 001
営業利益又は営業損失(△)	10, 666	237	692	729	△167	12, 158	(△418)	12, 577

(注) 1　国又は地域の区分は、主として地理的近接度に基づいて設定している。

2　各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	オランダ、イギリス、ドイツ
アジア	タイ、インドネシア、フィリピン、韓国
その他の地域	オーストラリア、ブラジル

前連結会計年度（平成16年４月１日から平成17年３月31日まで）

	日本（百万円）	北米（百万円）	欧州（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去（百万円）	連結（百万円）
売上高								
(1) 外部顧客に対する売上高	936, 236	196, 839	78, 026	25, 145	5, 343	1, 241, 591	—	1, 241, 591
(2) セグメント間の内部売上高又は振替高	208, 048	15, 211	3, 835	15, 897	99	243, 092	(243, 092)	—
計	1, 144, 285	212, 051	81, 862	41, 042	5, 442	1, 484, 683	(243, 092)	1, 241, 591
営業費用	1, 123, 267	210, 805	81, 448	39, 170	5, 817	1, 460, 509	(243, 662)	1, 216, 847
営業利益又は営業損失(△)	21, 017	1, 246	413	1, 871	△375	24, 174	(△569)	24, 744

(注) 1　国又は地域の区分は、主として地理的近接度に基づいて設定している。

2　各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	オランダ、イギリス、ドイツ
アジア	タイ、インドネシア、フィリピン、韓国
その他の地域	オーストラリア、ブラジル

3　「第５　経理の状況　１　連結財務諸表等　(1)　連結財務諸表」の会計方針の変更に記載の通り、従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当連結会計年度より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。当該変更に伴い、「日本」について売上高が15, 824百万円、営業利益が2, 135百万円それぞれ増加している。

【海外売上高】

前中間連結会計期間（平成16年４月１日から平成16年９月30日まで）

	北米	欧州	アジア	その他の地域	計
Ⅰ　海外売上高（百万円）	99,135	51,794	69,083	48,834	268,847
Ⅱ　連結売上高（百万円）	―	―	―	―	537,715
Ⅲ　連結売上高に占める海外売上高の割合（％）	18.4	9.6	12.8	9.0	49.9

（注）１　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。

２　国又は地域の区分は、主として地理的近接度に基づいて設定している。

３　各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、オランダ、ドイツ、イタリア、フランス
アジア	台湾、韓国、中国、インドネシア
その他の地域	リベリア、パナマ、イラン

４　「第５　経理の状況　１　中間連結財務諸表等　(1)　中間連結財務諸表」の会計方針の変更に記載の通り、従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当中間連結会計期間より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。当該変更に伴う海外売上高への影響は軽微である。

当中間連結会計期間（平成17年４月１日から平成17年９月30日まで）

	北米	欧州	アジア	その他の地域	計
Ⅰ　海外売上高（百万円）	125,730	51,990	105,593	46,077	329,392
Ⅱ　連結売上高（百万円）	―	―	―	―	593,578
Ⅲ　連結売上高に占める海外売上高の割合（％）	21.1	8.7	17.7	7.7	55.4

（注）１　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。

２　国又は地域の区分は、主として地理的近接度に基づいて設定している。

３　各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ノルウェー、イタリア、フランス、ドイツ、オランダ
アジア	台湾、中国、韓国、フィリピン、タイ、インドネシア
その他の地域	パナマ、ブラジル、イラン

前連結会計年度（平成16年４月１日から平成17年３月31日まで）

	北米	欧州	アジア	その他の地域	計
Ⅰ　海外売上高（百万円）	236,846	100,361	171,461	105,274	613,944
Ⅱ　連結売上高（百万円）	―	―	―	―	1,241,591
Ⅲ　連結売上高に占める海外売上高の割合（%）	19.0	8.0	13.8	8.4	49.4

（注）１　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。

２　国又は地域の区分は、主として地理的近接度に基づいて設定している。

３　各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、イタリア、フランス
アジア	台湾、インドネシア、中国、韓国、フィリピン
その他の地域	パナマ、イラン、リベリア

４　「第５　経理の状況　１　連結財務諸表等　(1)　連結財務諸表」の会計方針の変更に記載の通り、従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当連結会計年度より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。当該変更に伴う海外売上高への影響は軽微である。

（１株当たり情報）

前中間連結会計期間 (平成16年４月１日から 平成16年９月30日まで)		当中間連結会計期間 (平成17年４月１日から 平成17年９月30日まで)		前連結会計年度 (平成16年４月１日から 平成17年３月31日まで)	
１株当たり純資産額	134.57円	１株当たり純資産額	143.86円	１株当たり純資産額	139.64円
１株当たり中間純利益	2.33円	１株当たり中間純利益	3.62円	１株当たり当期純利益	7.92円
潜在株式調整後 １株当たり中間純利益	2.09円	潜在株式調整後 １株当たり中間純利益	3.04円	潜在株式調整後 １株当たり当期純利益	6.81円

(注)　１株当たり中間（当期）純利益及び潜在株式調整後１株当たり中間（当期）純利益の算定上の基礎は、以下の通りである。

	前中間連結会計期間 (平成16年４月１日から 平成16年９月30日まで)	当中間連結会計期間 (平成17年４月１日から 平成17年９月30日まで)	前連結会計年度 (平成16年４月１日から 平成17年３月31日まで)
１株当たり中間（当期）純利益金額			
中間（当期）純利益 (百万円)	3,364	5,232	11,478
普通株主に帰属しない 金額（百万円）	―――	―――	44
(うち利益処分による 役員賞与金(百万円))	(―――)	(―――)	(44)
普通株式に係る 中間（当期）純利益 (百万円)	3,364	5,232	11,433
普通株式の期中平均 株式数(千株)	1,442,523	1,442,317	1,442,514
潜在株式調整後１株当たり 中間（当期）純利益金額			
中間（当期）純利益 調整額(百万円)	122	139	244
(うち支払利息等(税額 相当額控除後)(百万円))	(122)	(139)	(244)
普通株式増加数(千株)	220,959	322,742	271,755
(うち転換社債(千株))	(77,708)	(77,621)	(77,708)
(うち新株予約権付社債 (千株))	(143,251)	(245,121)	(194,046)
希薄化効果を有しないため、潜在株式調整後１株当たり中間（当期）純利益の算定に含めなかった潜在株式の概要	―――	―――	―――

(2) 【その他】

当社は、平成17年９月29日に、国土交通省ならびに旧日本道路公団が発注する鋼鉄製橋梁工事入札における独占禁止法違反事件に関し公正取引委員会から排除勧告を受け、同10月21日に応諾した。これを受け、当社は課徴金納付見込額542百万円を特別損失に計上した。

また、当社は、平成８年に当社が落札した京都市ごみ焼却施設工事の代価の一部返還を求めていた住民訴訟について、平成17年８月31日京都地方裁判所から、代価の５％に相当する1,144百万円の返還を命じる判決を受けた。当社はこれを不服として、同９月12日に大阪高等裁判所に控訴した。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

		前中間会計期間（平成16年９月30日現在）			当中間会計期間（平成17年９月30日現在）			前事業年度の要約貸借対照表（平成17年３月31日現在）		
区分	注記番号	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
（資産の部）										
Ⅰ　流動資産										
1　現金及び預金			23,598			19,483			32,332	
2　受取手形	注7		2,955			1,729			3,183	
3　売掛金	注7		213,292			246,491			295,669	
4　たな卸資産			237,668			226,093			206,279	
5　繰延税金資産			9,440			8,340			8,457	
6　その他	注3,7,8		63,258			76,414			79,264	
貸倒引当金			△2,688			△598			△2,770	
流動資産合計			547,525	65.7		577,953	66.1		622,416	68.1
Ⅱ　固定資産										
1　有形固定資産	注1,2		131,687			128,044			130,277	
2　無形固定資産			9,543			9,140			9,150	
3　投資その他の資産										
(1) 投資有価証券	注1	53,995			55,202			51,645		
(2) 関係会社株式		72,242			82,527			72,912		
(3) 繰延税金資産		1,830			4,240			7,730		
(4) その他	注7	20,598			19,036			22,748		
貸倒引当金		△4,110	144,556		△3,070	157,936		△3,987	151,048	
固定資産合計			285,787	34.2		295,121	33.8		290,477	31.8
資産合計			833,312	100.0		873,074	100.0		912,894	100.0

区分	注記番号	前中間会計期間（平成16年９月30日現在） 金額（百万円）		構成比（%）	当中間会計期間（平成17年９月30日現在） 金額（百万円）		構成比（%）	前事業年度の要約貸借対照表（平成17年３月31日現在） 金額（百万円）		構成比（%）
（負債の部）										
Ⅰ 流動負債										
1 支払手形	注7		31,142			28,687			37,059	
2 買掛金	注7		174,384			209,527			248,794	
3 短期借入金	注1,7		92,938			94,036			75,241	
4 前受金			73,662			73,715			74,629	
5 賞与引当金			6,367			5,756			7,690	
6 保証工事引当金			222			1,863			891	
7 受注工事損失引当金			―			1,504			3,529	
8 その他										
(1) 一年内に償還予定の社債及び転換社債		19,609			27,118			19,609		
(2) その他	注7,8	33,216	52,825		40,355	67,473		45,089	64,698	
流動負債合計			431,542	51.7		482,565	55.2		512,535	56.1
Ⅱ 固定負債										
1 社債			80,000			70,000			70,000	
2 転換社債			31,677			14,559			31,677	
3 新株予約権付社債			50,000			50,000			50,000	
4 長期借入金	注1		46,722			49,155			44,012	
5 退職給付引当金			28,784			32,494			31,649	
6 役員退職慰労引当金			261			―			322	
7 その他	注7		1,589			686			1,064	
固定負債合計			239,035	28.6		216,895	24.8		228,725	25.0
負債合計			670,578	80.4		699,460	80.1		741,261	81.1

区分	注記番号	前中間会計期間（平成16年９月30日現在） 金額（百万円）		構成比（%）	当中間会計期間（平成17年９月30日現在） 金額（百万円）		構成比（%）	前事業年度の要約貸借対照表（平成17年３月31日現在） 金額（百万円）		構成比（%）
（資本の部）										
Ⅰ　資本金	注4		81,427	9.7		81,427	9.3		81,427	8.9
Ⅱ　資本剰余金										
1　資本準備金		29,204			29,204			29,204		
2　その他資本剰余金		1			2			1		
資本剰余金合計			29,205	3.5		29,206	3.3		29,205	3.1
Ⅲ　利益剰余金										
1　任意積立金		8,257			7,606			8,257		
2　中間(当期)未処分利益		27,819			37,055			37,361		
利益剰余金合計			36,077	4.3		44,662	5.1		45,619	4.9
Ⅳ　その他有価証券評価差額金			16,113	1.9		18,449	2.1		15,493	1.6
Ⅴ　自己株式	注5		△88	△0.0		△131	△0.0		△113	△0.0
資本合計			162,734	19.5		173,613	19.8		171,632	18.8
負債・資本合計			833,312	100.0		873,074	100.0		912,894	100.0

② 【中間損益計算書】

		前中間会計期間 (平成16年4月1日から 平成16年9月30日まで)			当中間会計期間 (平成17年4月1日から 平成17年9月30日まで)			前事業年度の要約損益計算書 (平成16年4月1日から 平成17年3月31日まで)		
区分	注記番号	金額（百万円）		百分比 (%)	金額（百万円）		百分比 (%)	金額（百万円）		百分比 (%)
Ⅰ 売上高	注1,2		357,843	100.0		361,495	100.0		876,233	100.0
Ⅱ 売上原価			335,605	93.7		333,021	92.1		812,961	92.7
売上総利益			22,237	6.2		28,473	7.8		63,271	7.2
Ⅲ 販売費及び一般管理費	注3		24,729	6.9		22,062	6.1		53,232	6.0
営業利益又は営業損失(△)			△2,491	△0.6		6,411	1.7		10,038	1.1
Ⅳ 営業外収益										
1 受取利息	注2	430			405			880		
2 受取配当金	注2	1,331			2,142			5,501		
3 その他		2,437	4,199	1.1	2,015	4,563	1.2	5,467	11,849	1.3
Ⅴ 営業外費用										
1 支払利息		1,044			653			1,913		
2 社債利息		1,114			981			2,179		
3 為替差損		—			3,300			110		
4 その他		2,010	4,169	1.1	1,544	6,480	1.7	6,327	10,531	1.2
経常利益又は経常損失(△)			△2,461	△0.6		4,494	1.2		11,357	1.2
Ⅵ 特別利益										
1 固定資産売却益	注4	—	—	—	—	—	—	2,864	2,864	0.3
Ⅶ 特別損失										
1 固定資産減損損失	注5	—			821			—		
2 独禁法違反に係る損失	注6	—			542			—		
3 分社に伴う退職給付会計基準変更時差異等一括処理額	注7	—			—			1,315		
4 工事費用清算金	注8	—	—	—	—	1,363	0.3	1,824	3,139	0.3
税引前中間（当期）純利益又は税引前中間純損失(△)			△2,461	△0.6		3,131	0.8		11,081	1.2
法人税、住民税及び事業税	注10	△855			442			9,419		
法人税等調整額		—	△855	△0.2	—	442	0.1	△6,273	3,146	0.3
中間（当期）純利益又は中間純損失(△)			△1,606	△0.4		2,689	0.7		7,935	0.9
前期繰越利益			29,426			34,366			29,426	
中間(当期)未処分利益			27,819			37,055			37,361	

中間財務諸表作成の基本となる重要な事項

前中間会計期間 (平成16年４月１日から 平成16年９月30日まで)	当中間会計期間 (平成17年４月１日から 平成17年９月30日まで)	前事業年度 (平成16年４月１日から 平成17年３月31日まで)
1　資産の評価基準及び評価方法 (1) 有価証券 ①子会社株式及び関連会社株式 移動平均法による原価法により評価している。 ②その他有価証券 ・時価のあるもの 中間決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。 ・時価のないもの 移動平均法による原価法により評価している。 なお、売買目的有価証券ならびに満期保有目的の債券については保有していない。 (2) たな卸資産 個別法及び移動平均法による原価法により評価している。 (3) デリバティブ取引により生じる正味の債権債務 時価法により評価している。	1　資産の評価基準及び評価方法 (1) 有価証券 同左 (2) たな卸資産 同左 (3) デリバティブ取引により生じる正味の債権債務 同左	1　資産の評価基準及び評価方法 (1) 有価証券 ①子会社株式及び関連会社株式 移動平均法による原価法により評価している。 ②その他有価証券 ・時価のあるもの 決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。 ・時価のないもの 移動平均法による原価法により評価している。 なお、売買目的有価証券ならびに満期保有目的の債券については保有していない。 (2) たな卸資産 同左 (3) デリバティブ取引により生じる正味の債権債務 同左
2　固定資産の減価償却の方法 (1) 有形固定資産 定率法により償却している。 ただし、平成10年４月１日以降取得した建物（建物附属設備を除く）については、定額法により償却している。 (2) 無形固定資産 定額法により償却している。	2　固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 定額法により償却している。 なお、ソフトウェア（自社利用分）については、社内における利用可能期間（５年）に基づく定額法により償却している。	2　固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 同左
3　引当金の計上基準 (1) 貸倒引当金 債権の貸倒による損失に備えるため、一般債権については過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。 (2) 賞与引当金 当社の期末手当支給規程に基づき従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。	3　引当金の計上基準 (1) 貸倒引当金 同左 (2) 賞与引当金 同左	3　引当金の計上基準 (1) 貸倒引当金 同左 (2) 賞与引当金 同左

前中間会計期間 (平成16年4月1日から 平成16年9月30日まで)	当中間会計期間 (平成17年4月1日から 平成17年9月30日まで)	前事業年度 (平成16年4月1日から 平成17年3月31日まで)
(3) 保証工事引当金 保証工事費用の支出に備え、過去の実績または個別の見積りに基づき計上している。	(3) 保証工事引当金 同左	(3) 保証工事引当金 同左
――――――	(4) 受注工事損失引当金 当中間会計期間末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、当中間会計期間末時点で当該損失額を合理的に見積もることが可能な工事について、当下半期以降の損失見積額を計上している。	(4) 受注工事損失引当金 当事業年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、当事業年度末時点で当該損失額を合理的に見積もることが可能な工事について、翌事業年度以降の損失見積額を計上している。
(5) 退職給付引当金 従業員の退職給付に備え、当事業年度末の退職給付債務および年金資産（退職給付信託）の見込額に基づき当中間期末において発生していると認められる金額を計上しており、会計基準変更時差異は、10年による按分額の1/2を当中間期に費用処理している。 また、数理計算上の差異は、10年による定額法により翌事業年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。	(5) 退職給付引当金 従業員の退職給付に備え、当事業年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当中間期末において発生していると認められる金額を計上しており、会計基準変更時差異は、10年による按分額の1/2を当中間期に費用処理している。 また、数理計算上の差異は、10年による定額法により翌事業年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。	(5) 退職給付引当金 従業員の退職給付に備え、当事業年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当事業年度末において発生していると認められる金額を計上しており、会計基準変更時差異は、10年による按分額を費用処理している。 また、数理計算上の差異は、10年による定額法により翌事業年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。 なお、当事業年度末残高には、平成17年4月1日付の破砕機事業分社により転籍する従業員に対する退職給付債務の会計基準変更時差異等一括処理額1,315百万円が含まれている。
(6) 役員退職慰労引当金 役員の退職慰労金支給に備え、社内規定に基づく50%相当額を計上している。	――――――	(6) 役員退職慰労引当金 役員の退職慰労金支給に備え、社内規定に基づく50%相当額を計上している。
4 外貨建の資産及び負債の本邦通貨への換算基準 改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会 平成11年10月22日））によっている。	4 外貨建の資産及び負債の本邦通貨への換算基準 同左	4 外貨建の資産及び負債の本邦通貨への換算基準 同左

前中間会計期間 (平成16年4月1日から 平成16年9月30日まで)	当中間会計期間 (平成17年4月1日から 平成17年9月30日まで)	前事業年度 (平成16年4月1日から 平成17年3月31日まで)
5 収益の計上基準 長期・大型の請負工事（工期1年超、請負金額30億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を適用している。 なお、引渡受注工事の売上金額が決定せず及び（又は）売上原価の集計が完了していない工事についてはいずれも見積もり計上を行っている。 (会計方針の変更) 従来、当社は、工事進行基準の適用対象について「工期1年超、請負金額50億円以上（の請負工事）」としていたが、当中間会計期間より、「工期1年超、請負金額30億円以上（の請負工事）」に変更している。 この変更は、上半期に比べ下半期に完成する工事の割合が大きく、業績に季節的変動があるという当社の事業特性にかんがみ、工事進行基準の適用範囲を拡大することで期間損益計算の一層の適正化を図るために行ったものである。当該変更に伴い、従来と同一の方法によった場合に比べ、売上高が31,360百万円増加し、営業損失・経常損失・税引前中間純損失がそれぞれ3,394百万円減少している。	5 収益の計上基準 長期・大型の請負工事（工期1年超、請負金額30億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を適用している。 なお、引渡受注工事の売上金額が決定せず及び（又は）売上原価の集計が完了していない工事についてはいずれも見積もり計上を行っている。	5 収益の計上基準 長期・大型の請負工事（工期1年超、請負金額30億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を適用している。 なお、引渡受注工事の売上金額が決定せず及び（又は）売上原価の集計が完了していない工事についてはいずれも見積もり計上を行っている。 (会計方針の変更) 従来、当社は、工事進行基準の適用対象について「工期1年超、請負金額50億円以上（の請負工事）」としていたが、当事業年度より、「工期1年超、請負金額30億円以上（の請負工事）」に変更している。 この変更は、上半期に比べ下半期に完成する工事の割合が大きく、業績に季節的変動があるという当社の事業特性にかんがみ、工事進行基準の適用範囲を拡大することで期間損益計算の一層の適正化を図るために行ったものである。当該変更に伴い、従来と同一の方法によった場合に比べ、売上高が15,824百万円増加し、営業利益・経常利益・税引前当期純利益がそれぞれ2,135百万円増加している。
6 リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。	6 リース取引の処理方法 同左	6 リース取引の処理方法 同左

前中間会計期間 (平成16年４月１日から 平成16年９月30日まで)	当中間会計期間 (平成17年４月１日から 平成17年９月30日まで)	前事業年度 (平成16年４月１日から 平成17年３月31日まで)
７　ヘッジ会計の方法 (1) ヘッジ会計の方法 繰延ヘッジ処理を採用している。 (2) ヘッジ手段とヘッジ対象 ヘッジ手段：為替予約、通貨オプション／ヘッジ対象：外貨建金銭債権・債務等（予定取引を含む） ヘッジ手段：金利スワップ、金利オプション／ヘッジ対象：借入金 (3) ヘッジ方針 社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。 (4) ヘッジ有効性評価の方法 金融商品会計に関する実務指針に基づき評価している。 ８　その他中間財務諸表作成のための重要な事項 消費税等の会計処理 消費税及び地方消費税の会計処理は、税抜方式によっている。	７　ヘッジ会計の方法 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左 (4) ヘッジ有効性評価の方法 同左 ８　その他中間財務諸表作成のための重要な事項 消費税等の会計処理 同左	７　ヘッジ会計の方法 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左 (4) ヘッジ有効性評価の方法 同左 ８　その他財務諸表作成のための重要な事項 消費税等の会計処理 同左

会計方針の変更

前中間会計期間 (平成16年４月１日から 平成16年９月30日まで)	当中間会計期間 (平成17年４月１日から 平成17年９月30日まで)	前事業年度 (平成16年４月１日から 平成17年３月31日まで)
――――――	当中間会計期間から「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第６号）を適用している。 これにより税引前中間純利益が821百万円減少している。 なお、減損損失累計額については、改正後の中間財務諸表等規則に基づき当該各資産の金額から直接控除している。	――――――

表示方法の変更

前中間会計期間 (平成16年4月1日から 平成16年9月30日まで)	当中間会計期間 (平成17年4月1日から 平成17年9月30日まで)
(中間貸借対照表関係) 有形固定資産の「建物」は、総資産額の百分の五以下となったため、有形固定資産の「その他」に含めて表示している。 なお、有形固定資産の「その他」に含まれている「建物」の金額は40,109百万円である。 ――――――	―――――― (中間損益計算書関係) 営業外費用の「為替差損」については、営業外費用の総額の百分の十を超えることとなったため、当中間会計期間より区分掲記している。 なお、前中間会計期間の為替差損益の金額は391百万円の「為替差益」で、営業外収益の「その他」に含まれている。

追加情報

前中間会計期間 (平成16年4月1日から 平成16年9月30日まで)	当中間会計期間 (平成17年4月1日から 平成17年9月30日まで)	前事業年度 (平成16年4月1日から 平成17年3月31日まで)
――――――	従来、役員退職慰労引当金として、役員の退職慰労金の支給に備え、社内規定に基づく50%相当額を計上していたが、当中間会計期間において役員退職慰労金制度を廃止したことに伴い、当該引当金を取崩し、確定債務として計上している。	――――――

注記事項

(中間貸借対照表関係)

前中間会計期間 (平成16年9月30日現在)	当中間会計期間 (平成17年9月30日現在)	前事業年度 (平成17年3月31日現在)
1 担保について 担保に供している資産は次のとおりである。 (1) 有形固定資産のうち建物 135百万円 (2) 有形固定資産のうち土地 527百万円 (3) 投資有価証券 30百万円 担保付債務は次のとおりである。 短期借入金 950百万円 長期借入金 3,965 計 4,915	1 担保について 担保に供している資産は次のとおりである。 (1) 有形固定資産のうち建物 163百万円 (2) 有形固定資産のうち土地 527百万円 (3) 投資有価証券 30百万円 担保付債務は次のとおりである。 短期借入金 799百万円 長期借入金 3,145 計 3,945	1 担保について 下記の資産については短期借入金948百万円、長期借入金3,537百万円の担保に供されている。 (1) 有形固定資産のうち建物 138百万円 (2) 有形固定資産のうち土地 527百万円 (3) 投資有価証券 30百万円

前中間会計期間 (平成16年9月30日現在)	当中間会計期間 (平成17年9月30日現在)	前事業年度 (平成17年3月31日現在)
2 有形固定資産に対する減価償却累計額は、353,858百万円である。	2 有形固定資産に対する減価償却累計額は、343,695百万円である。	2 有形固定資産に対する減価償却累計額は、355,799百万円である。
――――――	3 繰延ヘッジ損益 ヘッジ手段に係る損益または評価差額は、純額で繰延ヘッジ損失(流動資産その他)として計上している。 なお、相殺前の繰延ヘッジ損失の総額は、3,163百万円、繰延ヘッジ利益の総額は315百万円である。	3 繰延ヘッジ損益 ヘッジ手段に係る損益または評価差額は、純額で繰延ヘッジ損失(流動資産その他)として計上している。 なお、相殺前の繰延ヘッジ損失の総額は、1,915百万円、繰延ヘッジ利益の総額は317百万円である。
4 株式の状況 会社が発行する株式総数は普通株式3,360,000,000株、発行済株式総数は普通株式1,443,394,172株である。	4 株式の状況 会社が発行する株式総数は普通株式3,360,000,000株、発行済株式総数は普通株式1,443,394,172株である。	4 株式の状況 会社が発行する株式総数は普通株式3,360,000,000株、発行済株式総数は普通株式1,443,394,172株である。
5 自己株式 当社が保有する自己株式の数は、普通株式798千株である。	5 自己株式 当社が保有する自己株式の数は、普通株式1,022千株である。	5 自己株式 当社が保有する自己株式の数は、普通株式940千株である。
6 保証債務 (1) 銀行借入金等 ㈶日本航空機エンジン協会 3,533百万円 ㈱ギャラクシーエクスプレス 1,603 P. T. Indocement Tunggal Prakarsa 1,236 その他4社 416 計 6,789 (2) 関係会社銀行借入金等 ㈱川崎造船 31,165百万円 日本飛行機㈱ 9,955 南通中遠川崎船舶工程有限公司 9,228 ㈱川重ガスタービン研究所 7,309 Kawasaki Motors Europe N. V. 4,930 その他8社 7,785 計 70,374 (3) 従業員住宅資金の銀行借入金 3,272百万円 (4) 合計 80,436百万円	6 保証債務 (1) 銀行借入金等 ㈶日本航空機エンジン協会 3,727百万円 ㈱ギャラクシーエクスプレス 1,603 ㈶日本航空機開発協会 897 その他3社 956 計 7,185 (2) 関係会社銀行借入金等 ㈱川崎造船 30,770百万円 南通中遠川崎船舶工程有限公司 6,968 ㈱川重ガスタービン研究所 5,829 カワサキプラントシステムズ㈱ 3,930 Kawasaki Motors Enterprise (Thailand) Co., Ltd. 2,189 その他3社 1,662 計 51,349 (3) 従業員住宅資金の銀行借入金 2,389百万円 (4) 合計 60,923百万円	6 保証債務 (1) 銀行借入金等 ㈶日本航空機エンジン協会 3,579百万円 ㈱ギャラクシーエクスプレス 1,603 P. T. Indocement Tunggal Prakarsa 637 その他4社 781 計 6,603 (2) 関係会社銀行借入金等 ㈱川崎造船 19,391百万円 南通中遠川崎船舶工程有限公司 7,768 ㈱川重ガスタービン研究所 6,654 Kawasaki Motors Europe N. V. 5,970 日本飛行機㈱ 4,385 その他7社 3,927 計 48,098 (3) 従業員住宅資金の銀行借入金 2,795百万円 (4) 合計 57,496百万円

前中間会計期間 (平成16年９月30日現在)	当中間会計期間 (平成17年９月30日現在)	前事業年度 (平成17年３月31日現在)
――――――	――――――	7　関係会社に係る注記 受取手形及び売掛金 123,704百万円 短期貸付金 44,428百万円 その他の資産合計 7,773百万円 支払手形及び買掛金 63,966百万円 短期借入金 12,272百万円 その他の負債合計 17,033百万円
8　未収消費税等は、流動資産の「その他」に含めて表示している。	8　同左	8　未払消費税等は、流動負債の「その他」に含めて表示している。
――――――	――――――	9　社債の信託型デット・アサンプションに係る偶発債務 以下の社債に関し、デット・アサンプション特定運用金銭信託契約および債務履行引受契約を金融機関と締結し、債務を譲渡している。従って、同社債に係る譲渡債務と同契約による支払金額とを相殺消去しているが、社債権者に対する当社の社債償還義務は社債償還時まで存続する。 銘柄：第19回無担保普通社債 契約締結日：平成17年３月30日 譲渡金額（百万円）：10,000
――――――	――――――	10　配当制限 (1) 平成６年８月10日発行の第５回無担保転換社債については、当該転換社債の管理委託契約により次のとおり配当の制限を受けている。 当社は、本社債の未償還残高が存する限り、本社債の払込期日の属する決算期以降の配当（中間配当を含む）累計額が、監査済の損益計算書（財務諸表等規則による）に示される経常損益から法人税及び住民税を控除した額の累計額に100億円を加えた額を超えることとなるような配当（中間配当を含む）を行わない。この場合、平成７年４月１日以降の中間配当は各直前決算期の配当とみなす。但し、株式分割についてはこの限りではない。 (2) 商法施行規則第124条第３号の規定により、配当に充当することが制限されている金額は15,493百万円である。

（中間損益計算書関係）

<table>
<tr><th>前中間会計期間
（平成16年４月１日から
平成16年９月30日まで）</th><th>当中間会計期間
（平成17年４月１日から
平成17年９月30日まで）</th><th>前事業年度
（平成16年４月１日から
平成17年３月31日まで）</th></tr>
<tr><td>1　当社の事業特性として、上半期に比べ下半期に完成する工事の割合が大きいため、事業年度の上半期の売上高と下半期の売上高との間に著しい相違があり、上半期と下半期の業績に季節的変動がある。</td><td>1　当社の事業特性として、上半期に比べ下半期に完成する工事の割合が大きいため、事業年度の上半期の売上高と下半期の売上高との間に相違があり、上半期と下半期の業績に季節的変動がある。</td><td>―――――</td></tr>
<tr><td>―――――</td><td>―――――</td><td>2　関係会社に係る注記
売上高　312,317百万円
受取利息　717百万円
受取配当金　4,672百万円</td></tr>
<tr><td>―――――</td><td>―――――</td><td>3　一般管理費及び当期製造費用に含まれる研究開発費は10,868百万円である。</td></tr>
<tr><td>―――――</td><td>―――――</td><td>4　固定資産売却益は、野田工場跡地等の遊休資産売却益等によるものである。</td></tr>
<tr><td>―――――</td><td>5　固定資産減損損失
(1)減損損失を認識した資産グループの概要
<table>
<tr><th>用途</th><th>場所</th><th>種類</th></tr>
<tr><td>賃貸用資産</td><td>東京都千代田区</td><td>土地</td></tr>
<tr><td>遊休資産</td><td>神戸市中央区他</td><td>土地等</td></tr>
</table>
(2)資産のグルーピングの方法
資産のグルーピングは、主として事業内容を基に行い、重要な賃貸用資産及び遊休資産は個々の資産グループとして取扱っている。
(3)減損損失の認識に至った経緯
一部の資産について、事業損益が悪化もしくは、市場価格が下落したため、帳簿価額を回収可能価額まで減額した。
(4)回収可能価額の算定方法
回収可能価額は正味売却価額により測定しており、固定資産税評価額により評価している。
(5)減損損失の金額
減損処理額821百万円は固定資産減損損失として特別損失に計上しており、固定資産の種類ごとの内訳は次のとおりである。
土地　807　百万円
建物等　13
計　821</td><td>―――――</td></tr>
<tr><td>―――――</td><td>6　独禁法違反に係る損失は、鋼鉄製橋梁入札に関する公正取引委員会の排除勧告に応諾したことに伴い、課徴金納付見込額を計上したものである。</td><td>―――――</td></tr>
</table>

前中間会計期間 (平成16年４月１日から 平成16年９月30日まで)	当中間会計期間 (平成17年４月１日から 平成17年９月30日まで)	前事業年度 (平成16年４月１日から 平成17年３月31日まで)
―――――	―――――	7　分社に伴う退職給付会計基準変更時差異等一括処理額は、破砕機事業分社により転籍する従業員に対する退職給付債務の会計基準変更時差異等の未処理額を一括計上したものである。
―――――	―――――	8　工事費用清算金は、プラント工事において発生した工程遅延等に係る追加費用を清算したものである。
9　減価償却実施額 (1) 有形固定資産　7,187百万円 (2) 無形固定資産　1,340百万円	9　減価償却実施額 (1) 有形固定資産　6,285百万円 (2) 無形固定資産　1,346百万円	9　減価償却実施額 (1) 有形固定資産　15,152百万円 (2) 無形固定資産　2,703百万円
10　当中間会計期間における税金費用については、簡便法により計算しているため、法人税等調整額は「法人税、住民税及び事業税」に含めて表示している。	10　同左	―――――

(リース取引関係)

前中間会計期間(平成16年４月１日から平成16年９月30日まで)

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	中間期末残高相当額(百万円)
有形固定資産	18,627	8,268	10,359
無形固定資産	990	481	509
合計	19,618	8,750	10,868

(2) 未経過リース料中間期末残高相当額

１年内	3,116百万円
１年超	7,942
合計	11,058

当中間会計期間(平成17年４月１日から平成17年９月30日まで)

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	中間期末残高相当額(百万円)
有形固定資産	18,047	7,858	10,189
無形固定資産	854	545	308
合計	18,901	8,403	10,498

(2) 未経過リース料中間期末残高相当額

１年内	2,844百万円
１年超	7,847
合計	10,692

前事業年度(平成16年４月１日から平成17年３月31日まで)

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	期末残高相当額(百万円)
有形固定資産			
機械装置	10,965	4,306	6,659
工具器具備品	6,433	4,115	2,317
その他	146	73	72
無形固定資産	949	548	400
合計	18,495	9,044	9,450

(2) 未経過リース料期末残高相当額

１年内	2,826百万円
１年超	6,816
合計	9,642

前中間会計期間 (平成16年4月1日から 平成16年9月30日まで)	当中間会計期間 (平成17年4月1日から 平成17年9月30日まで)	前事業年度 (平成16年4月1日から 平成17年3月31日まで)
(3) 支払リース料、減価償却費相当額及び支払利息相当額 支払リース料 1,819百万円 減価償却費相当額 1,712 支払利息相当額 108	(3) 支払リース料、減価償却費相当額及び支払利息相当額 支払リース料 1,684百万円 減価償却費相当額 1,579 支払利息相当額 106	(3) 支払リース料、減価償却費相当額及び支払利息相当額 支払リース料 3,506百万円 減価償却費相当額 3,296 支払利息相当額 214
(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっている。	(4) 減価償却費相当額の算定方法 同左	(4) 減価償却費相当額の算定方法 同左
(5) 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっている。	(5) 利息相当額の算定方法 同左	(5) 利息相当額の算定方法 同左
2 オペレーティング・リース取引 該当取引なし。	2 オペレーティング・リース取引 同左	2 オペレーティング・リース取引 同左

(有価証券関係)

子会社株式及び関連会社株式で時価のあるもの

種類	前中間会計期間 (平成16年9月30日)			当中間会計期間 (平成17年9月30日)			前事業年度 (平成17年3月31日)		
	中間貸借対照表計上額 (百万円)	時価 (百万円)	差額 (百万円)	中間貸借対照表計上額 (百万円)	時価 (百万円)	差額 (百万円)	貸借対照表計上額 (百万円)	時価 (百万円)	差額 (百万円)
子会社株式	635	6,531	5,896	635	5,378	4,743	635	5,623	4,988
関連会社株式	1,104	2,065	961	1,104	2,246	1,142	1,104	2,279	1,175
合計	1,739	8,596	6,857	1,739	7,625	5,885	1,739	7,902	6,163

(1株当たり情報)

中間連結財務諸表を作成しているため、記載を省略している。

(2) 【その他】

当社は、平成17年9月29日に、国土交通省ならびに旧日本道路公団が発注する鋼鉄製橋梁工事入札における独占禁止法違反事件に関し公正取引委員会から排除勧告を受け、同10月21日に応諾した。これを受け、当社は課徴金納付見込額542百万円を特別損失に計上した。

また、当社は、平成8年に当社が落札した京都市ごみ焼却施設工事の代価の一部返還を求めていた住民訴訟について、平成17年8月31日京都地方裁判所から、代価の5％に相当する1,144百万円の返還を命じる判決を受けた。当社はこれを不服として、同9月12日に大阪高等裁判所に控訴した。

第６　【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出している。

(1)	有価証券報告書 及びその添付書類	平成16年度　自　平成16年４月１日 至　平成17年３月31日	平成17年６月28日 関東財務局長に提出。
(2)	臨時報告書	企業内容等の開示に関する内閣府令第19条第２項第９号（提出会社の代表取締役の異動）の規定に基づく臨時報告書	平成17年４月１日 関東財務局長に提出。
(3)	発行登録書（社債） 及びその添付書類		平成17年10月24日 関東財務局長に提出。
(4)	訂正発行登録書	平成15年10月22日関東財務局長に提出の発行登録書(社債)に係る訂正発行登録書	平成17年４月１日 平成17年６月28日 関東財務局長に提出。
		平成17年10月24日関東財務局長に提出の発行登録書(社債)に係る訂正発行登録書	平成17年11月28日 関東財務局長に提出。

第二部 【提出会社の保証会社等の情報】

該当事項なし。

独立監査人の中間監査報告書

平成16年11月25日

川崎重工業株式会社

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	中	谷	紀	之	㊞
指定社員 業務執行社員	公認会計士	黒	崎		寛	㊞
指定社員 業務執行社員	公認会計士	橘		和	良	㊞

当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成16年4月1日から平成17年3月31日までの連結会計年度の中間連結会計期間(平成16年4月1日から平成16年9月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、川崎重工業株式会社及び連結子会社の平成16年9月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成16年4月1日から平成16年9月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

追記情報

会計方針の変更に記載されているとおり、会社は工事進行基準の適用対象を変更した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管している。

独立監査人の中間監査報告書

平成17年11月28日

川崎重工業株式会社

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	中	谷	紀	之	㊞
指定社員 業務執行社員	公認会計士	黒	崎		寛	㊞
指定社員 業務執行社員	公認会計士	橘		和	良	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成17年４月１日から平成18年３月31日までの連結会計年度の中間連結会計期間(平成17年４月１日から平成17年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、川崎重工業株式会社及び連結子会社の平成17年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成17年４月１日から平成17年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

追記情報

会計方針の変更に記載されているとおり、会社は、固定資産の減損に係る会計基準を適用しているため、当該会計基準により中間連結財務諸表を作成している。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管している。

独立監査人の中間監査報告書

平成16年11月25日

川崎重工業株式会社

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	中　谷　紀　之	㊞
指定社員 業務執行社員	公認会計士	黒　崎　　　寛	㊞
指定社員 業務執行社員	公認会計士	橘　　　和　良	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成16年４月１日から平成17年３月31日までの平成16年度の中間会計期間（平成16年４月１日から平成16年９月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、川崎重工業株式会社の平成16年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成16年４月１日から平成16年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

追記情報

会計方針の変更に記載されているとおり、会社は工事進行基準の適用対象を変更した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管している。

独立監査人の中間監査報告書

平成17年11月28日

川崎重工業株式会社

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	中谷　紀之	印
指定社員 業務執行社員	公認会計士	黒崎　　寛	印
指定社員 業務執行社員	公認会計士	橘　　和良	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成17年４月１日から平成18年３月31日までの平成17年度の中間会計期間（平成17年４月１日から平成17年９月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、川崎重工業株式会社の平成17年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成17年４月１日から平成17年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

追記情報

会計方針の変更に記載されているとおり、会社は、固定資産の減損に係る会計基準を適用しているため、当該会計基準により中間財務諸表を作成している。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管している。

RECEIVED

2006 FEB -9 P 1:45

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXHIBIT 3

(Brief description)

Semi-Annual Securities Report dated November 28, 2005

Semi-Annual Securities Report for the period from April 1st, 2005 to September 30th, 2005, describing the Corporation's capital, management, business, financial statements for the six months and other matters concerning the Corporation.

[Contents]

EXHIBIT 4


TX

第183期

中間事業報告書

平成17年4月1日 ▸▸▸ 平成17年9月30日

Kawasaki

川崎重工業株式会社

証券コード：7012



取締役社長　大橋　忠晴

企業価値の向上と信頼感

初冬の候、株主のみなさまにはますますご清栄のこととお喜び申しあげます。

川崎重工グループ第183期(平成17年度)中間事業報告書をお届けするにあたり、一言ご挨拶申しあげます。

当中間期の営業概況

当中間期における経営環境は、企業収益の改善による民間設備投資の増加など国内景気は回復基調で推移しましたが、公共投資の縮小や素材価格の上昇など、当社を取り巻く環境は、総じて厳しい状況にありました。

このような経営環境の下、当グループは積極的に事業活動を展開し、売上高につきましては、航空宇宙事業、車両事業の増加を主因に、5,935億円と前中間期を558億円上回りました。

利益面につきましては、引き続き経営全般にわたる収益改善諸施策を積極的に推進した結果、経常利益は118億円と前中間期を48億円上回りました。また、中間純利益は52億円と前中間期を18億円上回りました。

また、当中間期の単独業績につきましては、売上高3,614億円、経常利益44億円、中間純利益は26億円となりました。

利益配分につきましては、内部留保の充実に配慮しつつ、業績に見合った配当を安定的に継続することを基本方針としておりますが、通期の事業環境が不透明であり、中間配当につきましては、見送らせていただくこととしました。

中期的経営戦略

当グループは、先端技術をもって陸・海・空にわたる新しい価値を創造し社会の発展に貢献するという理念の下、技術やブランドで差別化された優れた製品・サービスを顧客に提供することにより顧客満足度の向上を図り、企業価値を高めることによって株主のみなさまをはじめ、

のあるカワサキブランドの確立を目指して

顧客、従業員、地域社会の期待に応えていくことを経営の基本方針としております。

この基本方針の下、中期経営計画におきましては、事業環境の変化に適応した事業構造への転換により高収益体質を確立し、持続的な成長を果たすことを目指しております。

その一環として、事業の選択と集中を進めており、中核・育成事業と位置づけている航空宇宙事業、汎用機事業、車両事業、ガスタービン・機械事業を中心に経営資源を重点投入し、収益の柱として強化しております。航空宇宙事業では、次期固定翼哨戒機・次期輸送機開発やボーイング787などの新規プロジェクトの遂行に取り組むとともに重点的な設備投資を行なってまいります。汎用機事業では、さらなるブランド価値向上を目指し、製品競争力の一層の強化に取り組んでおります。車両事業では、中国や北米をはじめとした旺盛な需要に対応するため、海外を中心に事業運営体制の強化を図っております。また、ガスタービン・機械事業では、産業用ガスタービン事業の拡充に取り組むとともに、ボーイング787への搭載が決定されているロールス・ロイス社のトレント1000への開発・生産に向けて設備投資を行なっております。

一方、国際競争の激化や公共投資の低迷をはじめとする厳しい事業環境が続いている船舶事業、プラント・環境・鉄構事業につきましては、構造改革事業と位置づけ、事業構造の改革による収益力の向上を進めております。船舶事業、プラント事業につきましては、分社独立により機動的な事業運営を行なうことによって高収益体質への転換を目指しております。鉄構事業につきましては、工場集約などの改革を行なってまいりましたが、今般の鋼鉄製橋梁工事入札における独占禁止法違反事件によって、今後の橋梁市場は不透明な状況となっているため、橋梁技術は温存しつつも、橋梁事業に頼らない構造への転換を図り、生き残りをかけた再建を行なってまいります。

また、事業全般にわたって、「質主量従」の経営方針の下、技術やブランドで差別化された製品・サービスの提供や、製品のライフサイクル全般を視野に入れたビジネスモデルの変革などを通じて収益力を高めていくことを目指しております。

コンプライアンス（法令遵守）

コンプライアンスにつきましては、企業倫理に関する社内規則を整備し、社内の意識向上を図るなどの取り組みを行なうとともに、社長を委員長とし、代表取締役全員を委員とする企業倫理委員会により各種施策の立案・指示・フォローアップを行なうなど、体制を整えております。本年10月からは、グループ内の各組織に法令遵守自主点検委員会を設置し、コンプライアンスを徹底する仕組みを整備するなど、さらに強化を図っております。

また、従業員には全員に「個々人の倫理観がカワサキブランドのバリューを守り、高めていく」という意識を持って行動するよう要請し、全社を挙げてコンプライアンスに対する意識の向上を図ってまいります。

当グループは事業構造改革を着実に実行し、収益力を強化することにより企業価値を向上させるとともに、コンプライアンスについても徹底し、信頼感のあるカワサキブランドの確立を目指していく所存でありますので、株主のみなさまにおかれましては、今後とも一層のご理解とご協力を賜わりますようお願い申しあげます。

平成17年12月

取締役社長　大橋忠晴
（おおはし　ただはる）

中間決算ハイライト

Financial Highlights



連結売上高
15,000（億円）
12,000
9,000
6,000
3,000
0
12,415
13,000
第182期
第183期



連結経常利益
250（億円）
200
150
100
50
0
210
220
第182期
第183期



第182期中間期
第182期通期
第183期中間期
第183期通期予想

※ 業績予想などは、合理的と判断するデータに基づいて作成し、10月28日に開示したものであり、リスクや不確定要素を含んでいるため、実際の業績は予想と異なる可能性があります。

セグメント別の状況

Review of Operations

船舶事業


VLCC「KATSURAGISAN」



売上高構成比
9.1%

受注高は、LNG船2隻、LPG船1隻の計3隻を受注しましたが、前中間期より減少し、384億円となりました。

売上高は、LNG船、ばら積み貨物船などの売上計上により、537億円となり、前中間期より増加しました。

営業利益は、鋼材など資材費上昇の影響などにより、前中間期より減少し、7億円となりました。

■ 売上高



第182期
第183期
870
1,100
0
300
600
900
1,200（億円）

■ 営業損益



第182期
第183期
10
△15
△30
△15
0
15
30
45（億円）

第182期中間期　第182期通期　第183期中間期　第183期通期予想

車両事業

売上高構成比
14.2%


東日本旅客鉄道株式会社向け新幹線高速試験電車E954形式

受注高は、北米向け通勤車両の大型受注があったことにより、776億円となり、前中間期の2倍強に増加しました。

売上高は、台湾向け高速鉄道車両の納入がピークを迎えたことに加え、建設機械部門も堅調に推移したことにより、843億円となり、前中間期より大幅に増加しました。

営業利益は、新型車両の開発費用負担の増加などもあり、前中間期より減少し、22億円となりました。

■ 売上高


第182期
1,717
第183期
843
1,650
0
500
1,000
1,500
2,000(億円)

■ 営業損益


第182期
31
77
第183期
22
60
0
20
40
60
80
100(億円)

第182期中間期　第182期通期　第183期中間期　第183期通期予想

航空宇宙事業

売上高構成比
15.4%


防衛庁向け掃海・輸送ヘリコプター

受注高は、ボーイング767・777旅客機分担製造品を中心に民需が増加したことにより、493億円となり、前中間期より増加しました。

売上高は、防衛庁向け次期固定翼哨戒機・次期輸送機開発案件が寄与したほか、ボーイング777旅客機分担製造品の増加などにより、912億円となり、前中間期より増加しました。

営業利益は、増収に加えて、為替の影響などもあり、56億円と前中間期より大幅に増加しました。

■ 売上高


第182期
1,882
第183期
912
2,250
0
500
1,000
1,500
2,000
2,500(億円)

■ 営業損益


第182期
10
60
第183期
56
85
0
20
40
60
80
100(億円)

第182期中間期　第182期通期　第183期中間期　第183期通期予想

ガスタービン・機械事業


M7Aガスタービン

売上高構成比 11.6%

受注高は、トレントなど民間航空機用エンジン分担製造品が増加したことにより、971億円となり、前中間期より増加しました。

売上高は、690億円と前中間期よりわずかに増加しました。

営業利益は、前中間期の新型ガスタービン初期コストの負担減少などにより、13億円となりました。

■ 売上高


第182期
第183期
1,413
1,600
0
500
1,000
1,500
2,000(億円)

■ 営業損益


第182期
第183期
△3
26
50
△10
0
10
20
30
40
50(億円)

第182期中間期 第182期通期 第183期中間期 第183期通期予想

プラント・環境・鉄構事業


福岡クリーンエナジー向けごみ処理施設

売上高構成比 11.6%

受注高は、環境部門の大口案件の減少や、鉄構部門の指名停止の影響などにより、前中間期より大幅に減少し、262億円となりました。

売上高は、プラント部門でフィリピン向け火力発電所など、環境部門で地方公共団体向け都市ごみ処理施設などを売上計上したことにより、686億円となり、前期よりわずかに増加しました。

営業損益は、プラント部門の損失が減少したことなどにより、前中間期より改善したものの、56億円の損失となりました。

■ 売上高


第182期
第183期
1,910
1,700
0
500
1,000
1,500
2,000(億円)

■ 営業損益


第182期
第183期
△144
△90
△150
△100
△50
0(億円)

第182期中間期 第182期通期 第183期中間期 第183期通期予想

汎用機事業


ER-6n

売上高構成比 28.0%

売上高は、北米における販売が増加したことに加え、国内向け産業用ロボットの販売が堅調に推移したことにより、1,663億円となり、前中間期より増加しました。

営業利益は、増収効果などにより、51億円となりました。

■ 売上高


第182期
3,384
第183期
3,500
0
1,000
2,000
3,000
4,000(億円)

■ 営業損益


第182期
167
第183期
51
140
0
50
100
150
200(億円)

第182期中間期　第182期通期　第183期中間期　第183期通期予想

その他事業


建設機械用各種油圧機器

売上高構成比 10.1%

売上高は、前中間期並みの601億円となりました。

営業利益は、中国向けが引き続き好調な油圧機器部門が高水準で推移したことにより、31億円となり、前中間期より増加しました。

■ 売上高


第182期
1,236
第183期
601
1,200
0
500
1,000
1,500(億円)

■ 営業損益


第182期
49
第183期
31
50
0
10
20
30
40
50(億円)

第182期中間期　第182期通期　第183期中間期　第183期通期予想

中間連結貸借対照表

中間連結貸借対照表

(単位：百万円)

科目	当中間期 平成17年9月30日現在	前期 平成17年3月31日現在
資産の部		
流動資産	**837,004**	**837,004**
現金及び預金	32,685	44,628
受取手形及び売掛金	364,133	402,254
たな卸資産	375,366	332,333
その他	68,825	63,801
貸倒引当金	△4,005	△6,013
固定資産	**356,895**	**357,467**
有形固定資産	239,730	243,166
建物及び構築物	89,244	93,318
機械装置及び運搬具	56,823	57,260
土地	66,457	67,997
その他	27,205	24,589
無形固定資産	14,695	14,773
投資その他の資産	102,470	99,527
投資有価証券	67,897	65,238
その他	38,438	38,947
貸倒引当金	△3,865	△4,657
資産合計	**1,193,900**	**1,194,472**

(単位：百万円)

科目	当中間期 平成17年9月30日現在	前期 平成17年3月31日現在
負債の部		
流動負債	**700,648**	**698,482**
支払手形及び買掛金	331,494	348,388
短期借入金	118,496	126,996
前受金	132,532	106,574
その他	118,124	116,522
固定負債	**280,896**	**289,835**
社債	136,559	153,677
長期借入金	57,737	53,601
その他	86,600	82,556
負債合計	**981,544**	**988,317**
少数株主持分	**4,856**	**4,690**
資本の部		
資本金	**81,427**	**81,427**
資本剰余金	**31,390**	**31,389**
利益剰余金	**90,134**	**88,703**
株式等評価差額金	**19,154**	**16,910**
為替換算調整勘定	**△14,466**	**△16,842**
自己株式	**△141**	**△122**
資本合計	**207,498**	**201,464**
負債、少数株主持分及び資本合計	**1,193,900**	**1,194,472**

総資産

総資産は、前期末と同水準の1兆1,939億円となりました。

有利子負債

資産の効率的運用を推進したことにより、有利子負債残高は前期末から139億円減少し、3,399億円となりました。

中間連結損益計算書　中間連結剰余金計算書 中間連結キャッシュ・フロー計算書

中間連結損益計算書

(単位：百万円)

科　目	当中間期［平成17年4月1日から 平成17年9月30日まで］	前中間期［平成16年4月1日から 平成16年9月30日まで］
売上高	593,578	537,715
売上原価	518,618	467,660
売上総利益	74,960	70,054
販売費及び一般管理費	62,382	63,109
営業利益	**12,577**	**6,945**
営業外収益	7,173	5,296
営業外費用	7,851	5,196
経常利益	**11,898**	**7,045**
特別損失	3,705	102
税金等調整前中間純利益	8,193	6,942
法人税、住民税及び事業税	2,831	3,391
少数株主利益	128	186
中間純利益	**5,232**	**3,364**

中間連結剰余金計算書

(単位：百万円)

科　目	当中間期［平成17年4月1日から 平成17年9月30日まで］	前中間期［平成16年4月1日から 平成16年9月30日まで］
資本剰余金の部		
資本剰余金期首残高	31,389	31,388
資本剰余金増加高	0	0
自己株式処分差益	(0)	(0)
資本剰余金中間期末残高	31,390	31,388
利益剰余金の部		
利益剰余金期首残高	88,703	80,468
利益剰余金増加高	5,232	3,364
中間純利益	(5,232)	(3,364)
利益剰余金減少高	3,801	3,242
配当金	(3,606)	(2,885)
役員賞与	(84)	(38)
連結子会社の会計期間変更による減少高	(—)	(221)
その他	(111)	(96)
利益剰余金中間期末残高	90,134	80,591

中間連結キャッシュ・フロー計算書

(単位：百万円)

科　目	当中間期［平成17年4月1日から 平成17年9月30日まで］	前中間期［平成16年4月1日から 平成16年9月30日まで］
営業活動によるキャッシュ・フロー	11,216	19,815
投資活動によるキャッシュ・フロー	△ 7,692	△ 11,309
財務活動によるキャッシュ・フロー	△ 15,457	△ 14,818
現金及び現金同等物に係る換算差額	173	104
現金及び現金同等物の減少額	△ 11,760	△ 6,207
現金及び現金同等物の期首残高	44,385	42,375
連結子会社の会計期間変更による現金及び現金同等物の期首残高減少額	—	△ 38
連結除外に伴う現金及び現金同等物の減少高	△ 111	—
現金及び現金同等物の中間期末残高	32,512	36,128

営業利益

為替レートが円安ドル高傾向で推移したことに加え、航空宇宙事業の伸張、ガスタービン・機械事業の好転、汎用機事業が堅調であったことなどにより、営業利益は、125億円と前中間期を56億円上回りました。

中間連結キャッシュ・フロー計算書

当中間期の連結キャッシュ・フローは、営業活動において112億円の資金の純増となり、投資活動においては、設備投資などにより、76億円の資金の純減となりました。財務活動では、借入金の返済や社債の償還を行なったことにより、154億円の資金の純減となりました。その結果、当中間期末における現金及び現金同等物の残高は、前期末に比べ118億円減少し、325億円となりました。

中間単独貸借対照表
中間単独損益計算書

中間単独貸借対照表

(単位：百万円)

科目	当中間期 (平成17年9月30日現在)	前期 (平成17年3月31日現在)
資産の部		
流動資産	**577,953**	**622,416**
現金預金	19,483	32,332
受取手形・売掛金	248,220	298,853
たな卸資産	226,093	206,279
その他	84,754	87,721
貸倒引当金	△598	△2,770
固定資産	**295,121**	**290,477**
有形固定資産	128,044	130,277
建物	37,340	40,006
機械装置	27,423	27,952
土地	37,180	38,831
その他	26,100	23,487
無形固定資産	9,140	9,150
投資その他の資産	157,936	151,048
投資有価証券	55,202	51,645
関係会社株式	82,527	72,912
関係会社出資金	4,975	3,408
その他	18,302	27,071
貸倒引当金	△3,070	△3,987
資産合計	**873,074**	**912,894**

(単位：百万円)

科目	当中間期 (平成17年9月30日現在)	前期 (平成17年3月31日現在)
負債の部		
流動負債	**482,565**	**512,535**
支払手形・買掛金	238,214	285,853
短期借入金	94,036	75,241
前受金	73,715	74,629
その他	76,598	76,810
固定負債	**216,895**	**228,725**
社債	134,559	151,677
長期借入金	49,155	44,012
その他	33,181	33,035
負債合計	**699,460**	**741,261**
資本の部		
資本金	**81,427**	**81,427**
資本剰余金	**29,206**	**29,205**
資本準備金	29,204	29,204
その他資本剰余金	2	1
利益剰余金	**44,662**	**45,619**
任意積立金	7,606	8,257
中間(当期)未処分利益	37,055	37,361
株式等評価差額金	**18,449**	**15,493**
自己株式	**△131**	**△113**
資本合計	**173,613**	**171,632**
負債・資本合計	**873,074**	**912,894**

中間単独損益計算書

(単位：百万円)

科目	当中間期 (平成17年4月1日から平成17年9月30日まで)	前中間期 (平成16年4月1日から平成16年9月30日まで)
売上高	361,495	357,843
売上原価	333,021	335,605
販売費及び一般管理費	22,062	24,729
営業利益又は営業損失(△)	**6,411**	**△2,491**
営業外収益	4,563	4,199
営業外費用	6,480	4,169
経常利益又は経常損失(△)	**4,494**	**△2,461**
特別損失	1,363	—
税引前中間純利益又は税引前中間純損失(△)	3,131	△2,461
法人税、住民税及び事業税	442	△855
中間純利益又は中間純損失(△)	**2,689**	**△1,606**
前期繰越利益	34,366	29,426
中間未処分利益	**37,055**	**27,819**

(注) 特別償却積立金積立予定額　44百万円



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http://www.khi.co.jp

会社概要・役員
株式の状況・大株主 (平成17年9月30日現在)

会社概要

創　立　明治29年10月15日
資本金　81,427,090,720円
従業員　9,963名
事業所　神戸本社　神戸市中央区東川崎町1丁目1番3号
　　　　東京本社　東京都港区浜松町2丁目4番1号

役員

取締役会長	田﨑雅元	執行役員	富家勝
取締役社長	大橋忠晴	執行役員	田中徳夫
取締役副社長	寺﨑正俊	執行役員	糸賀興右
常務取締役	森田進一	執行役員	天江文昭
常務取締役	吉野隆	執行役員	三嶋和彦
常務取締役	松﨑昭	執行役員	大山正俊
常務取締役	元山近思	執行役員	丹波晨一
常務取締役	野口二郎	執行役員	能勢修一
常務取締役	瀬川雅司	執行役員	中野民雄
監査役	上田忠男	執行役員	堀川英嗣
監査役	田上朗	執行役員	服部晃
監査役	川本洋	執行役員	長谷川聰
監査役	土井憲三	執行役員	浅野雄一
特命執行役員	黒﨑泰充	執行役員	鈴木伸一
特命執行役員	青木昭二	執行役員	山口徹
執行役員	浜田滋	執行役員	村山滋
執行役員	三原修二	執行役員	髙尾光俊
執行役員	鶴谷将俊		

株式の状況

授権株式数	3,360,000,000株
発行済株式数	1,443,394,172株
株主総数	117,981名

大株主

株主名	所有株式数	比率
日本トラスティ・サービス信託銀行株式会社(信託口)	82,158,000株	5.69%
日本マスタートラスト信託銀行株式会社(信託口)	79,044,000株	5.47%
みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託	57,443,650株	3.97%
日本生命保険相互会社	52,516,659株	3.63%
川崎重工業従業員持株会	52,052,296株	3.60%
東京海上日動火災保険株式会社	50,541,589株	3.50%
川崎重工共栄会	31,355,192株	2.17%
JFEスチール株式会社	27,634,400株	1.91%
日本興亜損害保険株式会社	27,521,999株	1.90%
株式会社三井住友銀行	26,828,453株	1.85%

表紙写真　つくばエクスプレス TX−1000系

つくばエクスプレスは、本年8月24日に秋葉原―つくば間に開業しました。当社は、「TX−1000系」車両を製造し、首都圏新都市鉄道株式会社へ納入しております。

■ 株主メモ

決算期	3月31日
定時株主総会	6月下旬
基準日	3月31日
名義書換代理人	中央三井信託銀行株式会社
同事務取扱場所	〒541-0041 大阪市中央区北浜2丁目2番21号 TEL：06-6202-7361 中央三井信託銀行株式会社 大阪支店　証券代行部
同取次所	中央三井信託銀行株式会社本店、全国各支店 日本証券代行株式会社本店、全国各支店

ご案内

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○**事務のお取扱い**（電話お問い合せ・郵便物送付先）

中央三井信託銀行株式会社証券代行部（証券代行事務センター）
〒168-0063　東京都杉並区和泉2丁目8番4号
TEL：03-3323-7111（9：00～17：00）

◆手続きに必要な用紙のご請求は、名義書換代理人のフリーダイヤル **0120-87-2031** で24時間受付しております。

川崎重工業株式会社

TEL：078-371-9533（総務部株式担当）


R100
PRINTED WITH SOY INK

この印刷物は古紙100%、白色度82%の再生紙を使用し、VOC（揮発性有機化合物）の発生の少ない植物性の大豆油インキで印刷しています。

EXHIBIT 4

(Summary Translation)

The 183th Business Term Semi-Annual Business Report (from April 1, 2005 to September 30, 2005)

[Greetings]

[Outline of Business]

Shipbuilding
Rolling Stock, Construction Machinery & Crushing Plant
Aerospace
Gas Turbines & Machinery
Plant & Infrastructure Engineering
Consumer Products & Machinery

[Financial Results]

Interim Consolidated Financial Statements for six months ended September 30, 2005
Interim Non-Consolidated Financial Statements for six months ended September 30, 2005

[Corporate Data]

Date of Foundation
Paid-in Capital
Number of Employees
Head Office
Board of Directors
Number of Shares Outstanding
Number of Shareholders
Major Shareholders

